Exhibit 99.1

Itaú Unibanco Holding S.A.

4Q15

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Credit Portfolio	18

Result from Loan Losses	22

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	25

Insurance, Pension Plan and Premium Bonds Operations	28

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	50

Additional Information	55

Report of Independent Auditors	61

Complete Financial Statements	63

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Itaú

4th quarter of 2015

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Holding S.A. (Itaú Unibanco) information and financial indicators are presented below.

Highlights

In R$ millions (except where indicated), end of period	4Q15	3Q15	4Q14	2015	2014
Results
Recurring Net Income	5,773	6,117	5,660	23,832	20,619
Net Income	5,698	5,945	5,520	23,360	20,242
Operating Revenues (1)	26,680	26,945	23,754	103,910	89,840
Managerial Financial Margin (2)	16,764	17,595	14,705	66,557	55,155
Shares
Recurring Net Income per share (R$)(3)	0.97	1.03	0.94	3.98	3.43
Net Income per share (R$) (3)	0.96	1.00	0.92	3.90	3.36
Number of Outstanding Shares at the end of period – in thousands (4)	5,921,351	5,950,089	6,024,702	5,921,351	6,024,702
Average price of non-voting share on the last trading day of the period (R$) (4)	26.30	26.21	31.56	26.30	31.56
Book Value per Share (R$)	17.98	17.37	15.91	17.98	15.91
Dividends and Interest on Own Capital net of taxes (5)	3,429	1,351	3,694	7,304	6,635
Dividends and Interest on Own Capital net of taxes (5) per share (R$) (*)	0.58	0.23	0.61	1.23	1.10
Market Capitalization (6)	155,732	155,952	190,161	155,732	190,161
Market Capitalization (6) (US$ millions)	39,882	39,254	71,592	39,882	71,592
Performance
Recurring Return on Average Equity – Annualized (7)	22.3%	24.0%	24.7%	23.9%	24.0%
Return on Average Equity – Annualized (7)	22.0%	23.3%	24.0%	23.5%	23.5%
Recurring Return on Average Assets – Annualized (8)	1.7%	1.9%	1.9%	1.9%	1.8%
Return on Average Assets – Annualized (8)	1.7%	1.9%	1.9%	1.8%	1.8%
Solvency Ratio - Prudential Conglomerate (BIS Ratio) (9)	17.8%	16.1%	16.9%	17.8%	16.9%
Common Equity Tier I	14.0%	12.3%	12.5%	14.0%	12.5%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (10)	13.6%	12.4%	11.9%	13.6%	11.9%
Annualized Net Interest Margin of Spread-Sensitive Operations (11)	11.0%	10.8%	10.5%	10.8%	10.3%
Annualized Net Interest Margin with Clients (11)	10.9%	10.9%	10.4%	10.7%	10.3%
Annualized Net Interest Margin of Spread-Sensitive Operations after Provision for Credit Risk (11)	7.1%	6.9%	7.6%	7.0%	7.3%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (11)	7.5%	7.4%	7.8%	7.3%	7.6%
Nonperforming Loans Index (NPL over 90 days)	3.5%	3.3%	3.1%	3.5%	3.1%
Nonperforming Loans Index (NPL 15 to 90 days)	2.6%	3.0%	2.5%	2.6%	2.5%
Coverage Ratio (Provision for Loan Losses/NPL over 90 days)	208%	214%	193%	208%	193%
Efficiency Ratio (ER) (12)	45.5%	44.2%	46.5%	44.0%	47.0%
Risk-Adjusted Efficiency Ratio (RAER) (12)	64.5%	63.1%	61.6%	63.0%	62.9%
Balance Sheet
Total Assets	1,359,172	1,322,693	1,208,702
Total Credit Portfolio, including Sureties and Endorsements	548,073	552,342	525,519
Loan Portfolio (A)	473,829	477,198	451,760
Sureties, Endorsements and Guarantees	74,244	75,143	73,759
Deposits + Debentures + Securities + Borrowings and Onlending (B) (13)	648,664	618,839	573,106
Loan Portfolio/Funding (A/B)	73.0%	77.1%	78.8%
Stockholders' Equity	106,462	103,353	95,848
Other
Assets Under Administration	765,102	749,755	668,516
Total Number of Employees	90,320	91,437	93,175
Brazil	83,481	84,490	86,192
Abroad	6,839	6,947	6,983
Branches and CSBs – Client Service Branches	4,985	5,012	5,070
ATM – Automated Teller Machines (14)	26,412	26,454	27,916
Indicators
EMBI Brazil Risk	517	447	259	517	259
CDI rate – In the Period (%)	3.4%	3.4%	2.8%	13.3%	10.8%
Dollar Exchange Rate – Quotation in R$	3.9048	3.9729	2.6562	3.9048	2.6562
Dollar Exchange Rate – Change in the Period (%)	-1.7%	28.1%	8.4%	47.0%	13.4%
Euro Exchange Rate – Quotation in R$	4.2504	4.4349	3.2270	4.2504	3.2270
Euro Exchange Rate – Change in the Period (%)	-4.2%	28.2%	4.3%	31.7%	-0.2%
IGP-M – In the Period (%)	3.9%	1.9%	1.9%	10.5%	3.7%

(*) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014 and July 17, 2015.

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses; (2) Described on pages 16 to 17; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014 and July 17, 2015; (5) IOC – Interest on Capital. Declared amounts paid/accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Up to the fourth quarter of 2014, this ratio was calculated based on the financial conglomerate; (10) Takes into consideration the use of tax credit; (11) Does not include financial margin with the market. See details on page 17; (12) For further details on the calculation methodology of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to page 34; (13) As described on page 38; (14) Includes ESBs (electronic service branches) and service points at third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,773 million in the fourth quarter of 2015 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,698 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	4Q15	3Q15	4Q14	2015	2014
Recurring Net Income	5,773	6,117	5,660	23,832	20,619
Non-Recurring Events	(75)	(172)	(140)	(473)	(377)
Social Contribution Rate Increase (a)	-	3,988	-	3,988	-
Complementary Provision for Loan Losses (b)	-	(2,793)	(668)	(2,793)	(668)
Contingencies Provision (c)	(28)	(540)	(38)	(696)	(126)
Financial Leasing Accounting Change (d)	-	(520)	-	(520)	-
Pension Fund (e)	-	(130)	-	(130)	-
Goodwill Amortization (f)	(32)	(34)	(54)	(162)	(177)
Program for Settlement or Installment Payment of Taxes (g)	(4)	(1)	(62)	37	(25)
Impairment (h)	(7)	-	(9)	(50)	(9)
Gain from Sale of Large Risk Insurance Operations (i)	-	-	736	-	736
Criteria Adjustment - Credicard (j)	-	-	-	-	(37)
Porto Seguro (k)	17	-	-	17	(60)
IRB (l)	-	-	28	-	62
Improvement of Labor Claim Provision Model (m)	-	-	(74)	-	(74)
Other	(20)	(143)	-	(163)	-
Net Income	5,698	5,945	5,520	23,360	20,242

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events of 2015 and 2014

(a) Social Contribution Rate Increase: Effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015).

(b) Complementary Provision for Loan Losses: Complementary provision for loan losses to the minimum required by Resolution No. 2,682/99 of the National Monetary Council mainly due to a more challenging economic environment.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans that were in effect in Brazil during the 1980's.

(d) Financial Leasing Accounting Change: Regarding financial leasing contracts related to the new Technology Center implementation.

(e) Pension Fund: Provision to settle the surplus of the defined contribution pension fund in accordance with the regulation.

(f) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(g) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(h) Impairment: Adjustment in the carrying amount of assets in order to reflect its fair value.

(i) Gain from Sale of Large Risk Insurance Operations: Effect of the sale of large risk insurance operation completed on October 31, 2014.

(j) Criteria Adjustment - Credicard: Criteria adjustment for provisions recognition for loan losses resulting from Credicard acquisition.

(k) Porto Seguro: In 2015, effect on the balance of the social contribution tax credit resulting from the rate increase in proportion to our equity in the company and in 2014, effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our equity in the company, in addition to the provision for losses on tax losses.

(l) IRB: Favorable decision effect on the increase of the PIS/COFINS calculation basis of IRB Brasil Resseguros S.A.

(m) Improvement of Labor Claim Provision Model: Resulting from changes for the improvement of our model for the recognition of provisions for own and third parties’ labor claims.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the fourth quarter of 2015, the Brazilian real appreciated 1.7% against the U.S. dollar and of 4.2% against the Euro, compared with depreciations of 28.1% and 28.2%, respectively, in the previous quarter.

Highlights

On December 31, 2015, we entered into an agreement by which we agreed to acquire a 81.94% stake in the equity stock of Recovery do Brasil Consultoria S.A. and 70% of a R$38 billion portfolio in credit rights associated with portfolio recovery activities, resulting from credits mainly originated from market banks.

After obtaining applicable regulatory authorizations and the compliance of certain suspension conditions, we will pay R$640 million for the stake in the equity stock of Recovery and R$ 570 million for the stake in the credit rights portfolio.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 4th Quarter of 2015

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,543	(202)	(499)	(162)	26,680
Managerial Financial Margin	17,051	23	(499)	189	16,764
Financial Margin with Clients	15,283	23	-	189	15,495
Financial Margin with the Market	1,768	-	(499)	-	1,269
Commissions and Fees	8,201	-	-	(556)	7,645
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,849	(205)	-	627	2,271
Other Operating Income	277	(3)	-	(274)	-
Equity in Earnings of Affiliates and Other Investments	194	(17)	-	(177)	-
Non-operating Income	(30)	-	-	30	-
Result from Loan Losses	(4,384)	-	-	(250)	(4,634)
Provision for Loan Losses	(5,866)	-	-	(250)	(6,116)
Recovery of Loans Written Off as Losses	1,482	-	-	-	1,482
Retained Claims	(406)	-	-	-	(406)
Other Operating Income/(Expenses)	(13,699)	312	80	349	(12,959)
Non-interest Expenses	(11,782)	302	-	361	(11,119)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,660)	10	80	(13)	(1,582)
Insurance Selling Expenses	(258)	-	-	-	(258)
Income before Tax and Profit Sharing	9,053	110	(419)	(64)	8,680
Income Tax and Social Contribution	(3,191)	(35)	419	(8)	(2,815)
Profit Sharing	(72)	-	-	72	-
Minority Interests	(92)	-	-	-	(92)
Net Income	5,698	75	-	-	5,773

Accounting and Managerial Statements Reconciliation | 3rd Quarter of 2015

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	15,265	1,342	10,653	(315)	26,945
Managerial Financial Margin	5,545	1,342	10,653	55	17,595
Financial Margin with Clients	13,922	1,342	-	55	15,319
Financial Margin with the Market	(8,378)	-	10,653	-	2,276
Commissions and Fees	7,681	-	-	(599)	7,082
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,700	-	-	568	2,268
Other Operating Income	177	(1)	-	(176)	-
Equity in Earnings of Affiliates and Other Investments	153	-	-	(153)	-
Non-operating Income	9	1	-	(10)	-
Result from Loan Losses	(9,262)	4,629	-	(20)	(4,653)
Provision for Loan Losses	(10,357)	4,629	-	(20)	(5,747)
Recovery of Loans Written Off as Losses	1,094	-	-	-	1,094
Retained Claims	(437)	-	-	-	(437)
Other Operating Income/(Expenses)	(12,491)	544	(1,063)	263	(12,748)
Non-interest Expenses	(11,764)	556	-	302	(10,906)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(459)	(12)	(1,063)	(39)	(1,574)
Insurance Selling Expenses	(268)	-	-	-	(268)
Income before Tax and Profit Sharing	(6,926)	6,515	9,590	(72)	9,108
Income Tax and Social Contribution	13,010	(6,343)	(9,590)	12	(2,911)
Profit Sharing	(60)	-	-	60	-
Minority Interests	(79)	-	-	-	(79)
Net Income	5,945	172	-	-	6,117

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which are composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	4Q15	3Q15	change		4Q14	change		2015	2014	change
Operating Revenues	26,680	26,945	(266)	-1.0%	23,754	2,926	12.3%	103,910	89,840	14,070	15.7%
Managerial Financial Margin	16,764	17,595	(831)	-4.7%	14,705	2,059	14.0%	66,557	55,155	11,402	20.7%
Financial Margin with Clients	15,495	15,319	176	1.1%	13,687	1,808	13.2%	59,580	51,560	8,020	15.6%
Financial Margin with the Market	1,269	2,276	(1,007)	-44.2%	1,018	251	24.6%	6,977	3,595	3,382	94.1%
Commissions and Fees	7,645	7,082	563	7.9%	6,825	820	12.0%	28,500	25,777	2,723	10.6%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,271	2,268	3	0.1%	2,224	47	2.1%	8,853	8,908	(55)	-0.6%
Result from Loan Losses	(4,634)	(4,653)	19	-0.4%	(3,284)	(1,350)	41.1%	(18,129)	(13,023)	(5,106)	39.2%
Provision for Loan Losses	(6,116)	(5,747)	(369)	6.4%	(4,614)	(1,502)	32.6%	(22,898)	(18,071)	(4,827)	26.7%
Recovery of Loans Written Off as Losses	1,482	1,094	387	35.4%	1,330	152	11.4%	4,769	5,049	(279)	-5.5%
Retained Claims	(406)	(437)	31	-7.0%	(497)	91	-18.3%	(1,597)	(2,023)	426	-21.1%
Operating Margin	21,639	21,855	(216)	-1.0%	19,973	1,666	8.3%	84,184	74,795	9,390	12.6%
Other Operating Income/(Expenses)	(12,959)	(12,748)	(211)	1.7%	(11,633)	(1,326)	11.4%	(49,001)	(44,439)	(4,563)	10.3%
Non-interest Expenses	(11,119)	(10,906)	(212)	1.9%	(10,113)	(1,006)	9.9%	(41,886)	(38,483)	(3,403)	8.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,582)	(1,574)	(9)	0.6%	(1,239)	(343)	27.7%	(6,056)	(4,856)	(1,200)	24.7%
Insurance Selling Expenses	(258)	(268)	10	-3.7%	(281)	23	-8.2%	(1,060)	(1,100)	40	-3.7%
Income before Tax and Minority Interests	8,680	9,108	(427)	-4.7%	8,340	341	4.1%	35,183	30,356	4,827	15.9%
Income Tax and Social Contribution	(2,815)	(2,911)	96	-3.3%	(2,595)	(220)	8.5%	(10,994)	(9,427)	(1,568)	16.6%
Minority Interests in Subsidiaries	(92)	(79)	(13)	16.4%	(85)	(7)	8.6%	(356)	(311)	(45)	14.5%
Recurring Net Income	5,773	6,117	(344)	-5.6%	5,660	113	2.0%	23,832	20,619	3,214	15.6%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	4Q15	3Q15	change		4Q14	change		2015	2014	change
Managerial Financial Margin	16,764	17,595	(831)	-4.7%	14,705	2,059	14.0%	66,557	55,155	11,402	20.7%
Financial Margin with Clients	15,495	15,319	176	1.1%	13,687	1,808	13.2%	59,580	51,560	8,020	15.6%
Financial Margin with the Market	1,269	2,276	(1,007)	-44.2%	1,018	251	24.6%	6,977	3,595	3,382	94.1%
Result from Loan Losses	(4,634)	(4,653)	19	-0.4%	(3,284)	(1,350)	41.1%	(18,129)	(13,023)	(5,106)	39.2%
Provision for Loan Losses	(6,116)	(5,747)	(369)	6.4%	(4,614)	(1,502)	32.6%	(22,898)	(18,071)	(4,827)	26.7%
Recovery of Loans Written Off as Losses	1,482	1,094	387	35.4%	1,330	152	11.4%	4,769	5,049	(279)	-5.5%
Net Result from Financial Operations	12,130	12,942	(812)	-6.3%	11,421	709	6.2%	48,428	42,133	6,295	14.9%
Other Operating Income/(Expenses)	(3,450)	(3,835)	385	-10.0%	(3,082)	(368)	11.9%	(13,245)	(11,777)	(1,469)	12.5%
Commissions and Fees	7,645	7,082	563	7.9%	6,825	820	12.0%	28,500	25,777	2,723	10.6%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,607	1,563	43	2.8%	1,446	161	11.1%	6,196	5,785	412	7.1%
Non-interest Expenses	(11,119)	(10,906)	(212)	1.9%	(10,113)	(1,006)	9.9%	(41,886)	(38,483)	(3,403)	8.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,582)	(1,574)	(9)	0.6%	(1,239)	(343)	27.7%	(6,056)	(4,856)	(1,200)	24.7%
Income before Tax and Minority Interests	8,680	9,108	(427)	-4.7%	8,340	341	4.1%	35,183	30,356	4,827	15.9%
Income Tax and Social Contribution	(2,815)	(2,911)	96	-3.3%	(2,595)	(220)	8.5%	(10,994)	(9,427)	(1,568)	16.6%
Minority Interests in Subsidiaries	(92)	(79)	(13)	16.4%	(85)	(7)	8.6%	(356)	(311)	(45)	14.5%
Recurring Net Income	5,773	6,117	(344)	-5.6%	5,660	113	2.0%	23,832	20,619	3,214	15.6%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

Recurring net income for the fourth quarter of 2015 amounted to R$5,773 million, representing a 5.6% decrease from the previous quarter and a 2.0% increase from the same period of the previous year.

Compared to the previous quarter, the highlights were the increases of 1.1% in the financial margin with clients, of 7.9% in our commissions and fees and of 35.4% in recovery of credits written off as losses. These increases were more than offset by the decrease of 44.2% in our financial margin with the market, the increase of 6.4% in provision for loan losses and the increase of 1.9% in our non-interest expenses.

In 2015, recurring net income was R$23,832 million, 15.6% higher compared to the previous year. The increase in net income was mainly due to an increase of 15.7% in operating revenues, partially offset by the increases of 26.7% in the provision for loan losses and of 8.8% in non-interest expenses.

Return on Average Equity

The annualized recurring return on average equity reached 22.3% in the fourth quarter of 2015. Stockholders’ equity reached R$106.5 billion, a 3.0% increase compared to the previous quarter and an 11.1% increase from the same period of the previous year.

Annualized recurring return on risk-weighted assets reached 1.7% in the fourth quarter of 2015, decreasing 20 basis points from the previous quarter.

Operating Revenues

In the fourth quarter of 2015, operating revenues, representing revenues from banking, and insurance, pension plan and premium bond operations, totaled R$26,680 million, a 1.0% decrease from the previous quarter and a 12.3% increase from the same period of the previous year. The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2015 totaled R$16,764 million, a decrease of R$831 million compared to the third quarter of 2015, mainly due to the decrease of R$1,007 million in our financial margin with the market. Our financial margin with clients increased R$176 million in the quarter.

Compared to 2014, managerial financial margin increased R$11,402 million. This growth was due to the increases of R$8,020 million in financial margin with clients and of R$3,382 million in financial margin with the market.

Financial Margin of Spread-Sensitive Operations, net of the Provision from Loan Losses

Our financial margin of spread-sensitive operations, net of provision for loan losses and recovery of loans written off as losses, increased 0.5% from the fourth quarter of 2014 and 3.2% when compared to the third quarter of 2015. The ratio of the provision for loan losses, net of recovery of loans written off as losses, to the spread-sensitive operations financial margin reached 34.0% this quarter, decreasing 80 basis points when compared to the previous quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Result from Loan Losses

The result from loan losses decreased 0.4% when compared to the previous quarter, totaling R$4,634 million in the quarter. This decrease was mainly due to the increase of 35.4% (R$387 million) in our revenues from recovery of loans written off as losses, partially offset by an increase of 6.4% (R$369 million) in provision for loan losses.

In 2015, the result from loan losses reached R$18,129 million, a 39.2% increase when compared to the previous year, mainly due to higher provisions for loan losses (26.7%).

Commissions and Fees

Commissions and fees increased R$563 million (7.9%) from the previous quarter, totaling R$7,645 million. Compared to the previous year, these revenues grew R$2,723 million (10.6%).

Result from Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2015, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension plan and premium bonds reached R$1,455 million, a decrease of R$14 million when compared to the previous quarter and an increase of R$88 million when compared to the fourth quarter of 2014. The loss ratio of core activities reached 29.4% this quarter.

Non-Interest Expenses

Non-interest expenses increased 1.9% in the fourth quarter of 2015 when compared to the third quarter of 2015. Personnel expenses decreased R$112 million, whereas administrative expenses increased R$208 million in the fourth quarter of 2015 when compared to the previous quarter, mainly due to expenses on third-party services, data processing and telecommunications.

Compared to 2014, non-interest expenses increased R$3,403 million, up 8.8% from the same period of the previous year. Excluding operations abroad expenses, the increase would have been 6.2% in the period.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on page 34.

In the fourth quarter of 2015, efficiency ratio, according to the criteria that include all expenses except result from loan losses, reached 45.5%, an increase of 130 basis points compared to the previous quarter, mainly due to the decrease in financial margin with the market (44.2%) combined with the increase in our non-interest expenses (1.9%). In the 12-month period, the efficiency ratio reached 44.0%, improving 20 basis points from the previous quarter and 300 basis points from the same period of the previous year.

In the fourth quarter of 2015, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 64.5%, an increase of 140 basis points when compared to the previous quarter, due to a decrease in the provision for loan losses (0.4%), in addition to the effects previously mentioned. In the 12-month period, risk-adjusted efficiency ratio reached 63.0%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	4Q15	3Q15	change	4Q14	change
Current and Long-term Assets	1,340,483	1,303,953	2.8%	1,188,779	12.8%
Cash and Cash Equivalents	18,544	18,138	2.2%	17,527	5.8%
Short-term Interbank Investments	280,944	229,677	22.3%	229,828	22.2%
Securities and Derivative Financial Instruments	338,391	345,844	-2.2%	299,627	12.9%
Interbank and Interbranch Accounts	67,373	69,906	-3.6%	63,810	5.6%
Loan, Lease and Other Loan Operations	473,829	477,198	-0.7%	451,760	4.9%
(Allowance for Loan Losses)	(34,078)	(34,193)	-0.3%	(26,948)	26.5%
Other Assets	195,480	197,382	-1.0%	153,175	27.6%
Foreign Exchange Portfolio	68,909	64,209	7.3%	42,392	62.6%
Other	126,571	133,173	-5.0%	110,782	14.3%
Permanent Assets	18,689	18,740	-0.3%	19,923	-6.2%
Investments	3,939	3,732	5.5%	3,526	11.7%
Real Estate in Use	7,055	7,244	-2.6%	7,561	-6.7%
Intangible Assets and Goodwill	7,695	7,763	-0.9%	8,836	-12.9%
Total Assets	1,359,172	1,322,693	2.8%	1,208,702	12.4%

At the end of the fourth quarter of 2015, our assets totaled R$1.36 trillion, a growth of 2.8% (R$36.5 billion) when compared to the previous quarter. The main changes are presented below:

Compared to the previous year, the increase of 12.4% (R$150.5 billion) was mainly due to the increases in short-term interbank investments, securities and loan operations.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	4Q15	3Q15	change	4Q14	change
Current and Long-Term Liabilities	1,248,995	1,215,583	2.7%	1,109,017	12.6%
Deposits	292,610	300,729	-2.7%	294,773	-0.7%
Demand Deposits	61,092	57,388	6.5%	48,733	25.4%
Savings Deposits	111,319	111,451	-0.1%	118,449	-6.0%
Interbank Deposits	14,949	18,370	-18.6%	19,125	-21.8%
Time Deposits	105,250	113,520	-7.3%	108,465	-3.0%
Deposits Received under Securities Repurchase Agreements	350,954	317,914	10.4%	325,013	8.0%
Fund from Acceptances and Issue of Securities	75,590	59,478	27.1%	47,750	58.3%
Interbank and Interbranch Accounts	6,926	11,473	-39.6%	5,260	31.7%
Borrowings and Onlendings	104,589	104,580	0.0%	88,776	17.8%
Derivative Financial Instruments	31,116	42,346	-26.5%	17,394	78.9%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	132,053	126,136	4.7%	112,675	17.2%
Other Liabilities	255,155	252,927	0.9%	217,374	17.4%
Subordinated Debt	65,785	65,910	-0.2%	54,569	20.6%
Foreign Exchange Portfolio	68,466	63,140	8.4%	43,176	58.6%
Other	120,905	123,877	-2.4%	119,629	1.1%
Deferred Income	1,960	1,908	2.7%	1,423	37.7%
Minority Interest in Subsidiaries	1,755	1,849	-5.0%	2,415	-27.3%
Stockholders' Equity	106,462	103,353	3.0%	95,848	11.1%
Total Liabilities and Equity	1,359,172	1,322,693	2.8%	1,208,702	12.4%

The main changes in liabilities at the end of the fourth quarter of 2015, compared to the previous quarter, are presented in the chart below:

Compared to the previous year, the main changes are as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the fourth quarter of 2015, our total credit portfolio (including sureties, endorsements and private securities) reached R$585,504 million, decreasing 0.9% when compared to the previous quarter and increasing 4.6% compared to the same period of the previous year. Excluding the effect of the foreign exchange variation, our credit portfolio would have remained unchanged in the period and would have decreased 2.9% in the 12-month period.

In the individuals segment, the highlight in the quarter was the growth of the credit card portfolio (6.3%) and of the mortgage loan portfolio (3.4%). In the 12-month period, the highlights were the payroll loan and mortgage loan portfolios, which increased 12.1% and 19.8%, respectively, whereas the vehicles portfolio decreased 7.6% in the quarter and 30.9% in the 12-month period.

The companies segment, excluding private securities, decreased 1.8% in the quarter and increased 0.9% in the 12-month period. The corporate portfolio decreased 1.6% when compared to the previous quarter and increased 2.0% in the 12-month period, whereas the very small, small and middle market companies portfolio decreased 2.4% when compared to the previous quarter and 1.7% in the 12-month period. Excluding the effect of the foreign exchange variation, the corporate portfolio would have decreased 1.0% when compared to the previous quarter and 9.2% in the 12-month period.

The balance of our operations in Latin America decreased 0.6% in the quarter and increased 34.8% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 4.9% when compared to the previous quarter and 7.3% in the 12-month period.

The balance of endorsements and sureties reached R$74,244 million at the end of the fourth quarter of 2015, with a decrease of 1.2% when compared to the previous quarter and an increase of 0.7% in the past 12 months, mainly due to changes in the Latin America portfolio, which decreased 8.9% from the previous quarter and increased 28.8% in the 12-month period.

In R$ millions, end of period	4Q15	3Q15	change	4Q14	change
Individuals	187,556	186,128	0.8%	186,212	0.7%
Credit Card Loans	58,542	55,051	6.3%	59,321	-1.3%
Personal Loans	28,961	30,256	-4.3%	28,541	1.5%
Payroll Loans (1)	45,437	45,695	-0.6%	40,525	12.1%
Vehicle Loans	19,984	21,632	-7.6%	28,927	-30.9%
Mortgage Loans	34,631	33,493	3.4%	28,898	19.8%
Companies	288,393	293,686	-1.8%	285,816	0.9%
Corporate Loans (2)	205,704	208,947	-1.6%	201,692	2.0%
Very Small, Small and Middle Market Loans (3)	82,688	84,739	-2.4%	84,125	-1.7%
Latin America (2) (4)	72,125	72,528	-0.6%	53,491	34.8%
Total with Endorsements and Sureties	548,073	552,342	-0.8%	525,519	4.3%
Corporate - Private Securities (5)	37,431	38,332	-2.4%	34,175	9.5%
Total with Endorsements, Sureties and Private Securities	585,504	590,674	-0.9%	559,694	4.6%
Total with Endorsements, Sureties and Private Securities (6) (ex-foreign exchange rate variation)	585,504	585,556	0.0%	603,046	-2.9%
Endorsements and Sureties	74,244	75,143	-1.2%	73,759	0.7%
Individuals	550	545	1.0%	552	-0.4%
Corporate	65,976	66,499	-0.8%	66,159	-0.3%
Very Small, Small and Middle Market	4,067	4,092	-0.6%	4,213	-3.5%
Latin America (4)	3,650	4,007	-8.9%	2,835	28.8%

(1) Includes operations originated by the institution and acquired operations. (2) Certain credits that were classified as a Corporate Loans were reclassified to Latin America segment and for comparison purposes, prior periods have been reclassified. (3) Includes Rural Loans to Individuals. (4) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (5) Includes Debentures, CRI and Commercial Paper. (6) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Credit Portfolio – Currency Breakdown

On December 31, 2015, R$147.1 billion of our total credit assets were denominated in or indexed to foreign currencies. That portion decreased 3.5% in the quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar and the currencies of other Latin American countries.

NPL Ratio (90 days overdue)

At the end of the fourth quarter of 2015, the NPL ratio for operations overdue for over 90 days (NPL 90) increased 20 basis points when compared to the previous quarter and 40 basis points compared to December 2014. At the end of the fourth quarter, there were transfers of financial assets with no risk retention and with low probability of recovery, to affiliated company, related to specific economic groups. Excluding the effect of the transfer of financial assets, the NPL ratio for operations overdue for over 90 days of the total portfolio and of the companies portfolio would have reached 3.7% and 2.3%, respectively, in December 2015.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2015 Forecast (*)

The table below presents the results for 2015 compared with our forecast previously disclosed:

Actual

Total Credit Portfolio [1]	Growth of 3.0% to 7.0%	Growth of 4.6% [2]

Managerial Financial Margin [3]	Growth of 14.5% to 17.5%	Growth of 20.7%

Provision for Loan Losses Net of Recovery of Loans	Between R$15 billion and R$18 billion	R$18.1 billion

Commissions and Fees and Result from Insurance Operations [4]	Growth of 9.5% to 11.5%	Growth of 9.9%

Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8.8%

2016 Forecast (*)

The table below presents our 2016 forecast:

	Consolidated	Brazil [5]

Total Credit Portfolio [1]	from -0.5% to 4.5%	from -1.0% to 3.0%

Financial Margin with Clients	Growth of 2.0% to 5.0%	Growth of 1.0% to 4.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22 billion and R$25 billion	Between R$21 billion and R$24 billion

Commissions and Fees [4]	Growth of 6.0% to 9.0%	Growth of 4.5% to 7.5%

Non-Interest Expenses	Growth of 5.0% a 7.5%	Growth of 4.0% a 6.5%

(1)	Includes endorsements, sureties and private securities;
(2)	Excluding foreign exchange rate variation - Decrease of 2.9%
(3)	Includes Financial Margin with Clients and Financial Margin with the Market;
(4)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;
(5)	Includes units abroad ex-Latin America.
(*)	Does not include the effect of CorpBanca´s transaction.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

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Itaú Unibanco Holding S.A.	14

Itaú

4th quarter of 2015

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2015 totaled R$16,764 million, decreasing R$831 million or 4.7% when compared to the previous quarter.

In 2015, the managerial financial margin totaled R$66,557 million, increasing R$11,402 million or 20.7% when compared to 2014. The main drivers of these changes are presented below:

In R$ millions	4Q15	3Q15	change		2015	2014	change
Financial Margin with Clients	15,495	15,319	176	1.1%	59,580	51,560	8,020	15.6%
Spread-Sensitive Operations	13,629	13,367	262	2.0%	52,720	46,220	6,500	14.1%
Working Capital and Other	1,866	1,952	(86)	-4.4%	6,860	5,340	1,520	28.5%
Financial Margin with the Market	1,269	2,276	(1,007)	-44.2%	6,977	3,595	3,382	94.1%
Total	16,764	17,595	(831)	-4.7%	66,557	55,155	11,402	20.7%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated from the use of financial products by clients, including both account and non-account holders.

For clarity purposes, we classify these operations into two different groups: i) financial margin on spread-sensitive operations and ii) working capital and other.

In the fourth quarter of 2015, financial margin with clients totaled R$15,495 million, an increase of 1.1% when compared to the previous quarter, due to the increased margin on spread-sensitive operations, which was higher than the reduction in the margin of working capital and other.

In 2015, our financial margin with clients totaled R$59,580 million, an increase of 15.6% when compared to 2014, due to the higher margin of spread-sensitive operations and of working capital and other.

Spread-Sensitive Operations

The financial margin of spread-sensitive operations, which includes the results from credit assets, non-credit assets and liabilities, totaled R$13,629 million in the fourth quarter of 2015, an increase of 2.0%, or R$262 million when compared to the previous period.

In 2015, the financial margin of spread-sensitive operations reached R$52,720 million and increased 14.1% or R$6,500 million when compared to the previous year.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	4Q15	3Q15	change
Average Balance	510,263	511,977	(1,715)	-0.3%
Financial Margin	13,629	13,367	262	2.0%
Average Rate ( p.a. )	11.0%	10.8%		20	bps

Working Capital and Other

The financial margin of working capital and other reached R$1,866 million in the fourth quarter of 2015, a 4.4% decrease when compared to the third quarter of 2015, mainly due to the lower average CDI rate in the quarter.

Annualized Rate of Working Capital and Other

In R$ millions	4Q15	3Q15	change
Average Balance	77,412	69,383	8,029	11.6%
Financial Margin	1,866	1,952	(86)	-4.4%
Average Rate ( p.a. )	9.9%	11.6%		-170	bps
CDI - Annualized Quarterly Rate	13.8%	14.0%		-20	bps

Managerial Financial Margin with the Market

The financial margin with the market consists of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

The financial margin with the market in the fourth quarter of 2015 totaled R$1,269 million, driven by the management of structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin with Clients

As a result of the previously mentioned changes, the annualized average rate of managerial financial margin with clients, which excludes the financial margin with the market, reached 10.9% in the fourth quarter of 2015, remaining stable when compared to the third quarter of 2015.

The annualized average rate of risk-adjusted financial margin with clients reached 7.5% in the fourth quarter of 2015, with an increase of 10 basis points when compared to the previous quarter.

The annualized average rate of spread-sensitive operations reached 11.0% in the quarter, with an increase of 20 basis points when compared to the previous quarter.

The annualized average rate of risk-adjusted financial margin of spread-sensitive operations reached 7.1% in the fourth quarter of 2015, with an increase of 20 basis points when compared to the previous quarter.

	4Q15			3Q15			2015
	Average	Financial	Average	Average	Financial	Average	Average	Financial	Average
In R$ millions, end of period	Balance	Margin	Rate (p.a.)	Balance	Margin	Rate (p.a.)	Balance	Margin	Rate (p.a.)
Spread-Sensitive Operations	510,263	13,629	11.0%	511,977	13,367	10.8%	507,356	52,720	10.8%
Working Capital and Other	77,412	1,866	9.9%	69,383	1,952	11.6%	69,164	6,860	10.3%
Financial Margin with Clients	587,675	15,495	10.9%	581,360	15,319	10.9%	576,520	59,580	10.7%
Provision for Loan Losses		(6,116)			(5,747)			(22,898)
Recovery of Loans Written Off as Losses		1,482			1,094			4,769
Financial Margin of Spread-Sensitive Operations after Provisions for Credit Risk	510,263	8,994	7.1%	511,977	8,714	6.9%	507,356	34,591	7.0%
Financial Margin with Clients after Provisions for Credit Risk	587,675	10,861	7.5%	581,360	10,666	7.4%	576,520	41,451	7.3%

Financial Margin with Clients and Spread-Sensitive Operations before and after Provisions for Credit Risk

Composition of the Change in the Financial Margin with Clients

In order to better demonstrate the effect of the changes in our financial margin, we segregated the effects of changes in the balance of spread-sensitive operations, mix of products, clients and spreads and working capital and other effects.

In the fourth quarter of 2015, the 1.1% increase in our financial margin with clients was mainly driven by the positive effect of the mix of products, clients and spreads, which more than offset the negative effect of the lower volume of spread-sensitive operations and the decrease in working capital margin and other.

Financial Margin with Clients Change

(*) Balances do not include the effects of foreign exchange rate variations.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

In R$ millions, end of period	4Q15	3Q15	change	4Q14	change
Individuals	209,319	207,257	1.0%	201,760	3.7%
Credit Card	58,542	55,051	6.3%	59,321	-1.3%
Personal Loans	28,411	29,712	-4.4%	27,988	1.5%
Payroll Loans (1)	45,437	45,695	-0.6%	40,525	12.1%
Vehicles	19,984	21,632	-7.6%	28,927	-30.9%
Mortgage Loans	34,631	33,493	3.4%	28,898	19.8%
Rural Loans	258	257	0.4%	277	-6.9%
Latin America (2)	22,055	21,416	3.0%	15,823	39.4%
Companies	264,511	269,942	-2.0%	250,000	5.8%
Working Capital (3) (5)	107,850	107,536	0.3%	108,526	-0.6%
BNDES/Onlending	48,559	50,890	-4.6%	52,018	-6.6%
Export / Import Financing (5)	37,071	39,043	-5.1%	30,738	20.6%
Vehicles	4,253	4,715	-9.8%	5,573	-23.7%
Mortgage Loans	10,966	11,021	-0.5%	10,336	6.1%
Rural Loans	9,393	9,634	-2.5%	7,977	17.8%
Latin America (2) (5)	46,419	47,104	-1.5%	34,833	33.3%
Total without Endorsements and Sureties	473,829	477,198	-0.7%	451,760	4.9%
Endorsements and Sureties	74,244	75,143	-1.2%	73,759	0.7%
Total with Endorsements and Sureties	548,073	552,342	-0.8%	525,519	4.3%
Corporate Private Securities (4)	37,431	38,332	-2.4%	34,175	9.5%
Total Risk	585,504	590,674	-0.9%	559,694	4.6%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Argentina, Chile, Colombia, Paraguay and Uruguay; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Debentures, CRI and Commercial Paper. (5) Certain credits that were classified as Working Capital and Export / Import Financing were reclassified to the Latin America segment, and for comparison purposes, prior periods have been reclassified.

At the end of the fourth quarter of 2015, our total credit portfolio (including sureties, endorsements and private securities) reached R$585,504 million, decreasing 0.9% when compared to the previous quarter and growing 4.6% when compared to the fourth quarter of 2014.

Individuals portfolio reached R$209,319 million at the end of the fourth quarter of 2015, an increase of 1.0% when compared to the previous quarter. In this quarter, the highlight was the growth of 6.3% in the credit card portfolio, reaching R$58,542 million, of 3.4% in mortgage loans, reaching R$34,631 million, and of 3.0% in the Individuals portfolio - Latin America, reaching R$22,055 million. Our vehicle portfolio decreased 7.6% reaching R$19,984 million.

The companies loan portfolio decreased 2.0% in the fourth quarter of 2015, totaling R$264,511 million. Changes in this portfolio were mainly driven by decreases of 9.8% in vehicle portfolio, which reached R$4,253 million, of 5.1% in export-import financing, which reached R$37,071 million, of 4.6% in BNDES/Onlending, which reached R$48,559 million, and of 1.5% in the companies portfolio – Latin America, which reached R$46,419 million.

Excluding the effect of the foreign exchange variation and corporate private securities, the loan portfolio, without endorsements and sureties, would have increased 0.3% when compared to the previous quarter and decreased 3.7% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The changes in the companies loans portfolio, including the Latin America portfolio, are listed below:

In R$ millions, end of period	4Q15	3Q15	change
Public Sector	4,648	4,719	(71)	-1.5%
Private Sector | Companies	329,428	335,598	(6,170)	-1.8%
Vehicles and auto parts	21,867	22,597	(731)	-3.2%
Real Estate	21,124	21,310	(185)	-0.9%
Food and beverage	20,484	20,131	353	1.8%
Transportation	16,695	17,766	(1,071)	-6.0%
Agribusiness and fertilizers	16,403	17,219	(815)	-4.7%
Energy and water treatment	13,750	12,865	885	6.9%
Steel and metallurgy	13,234	13,816	(581)	-4.2%
Sugar and Alcohol	11,028	11,290	(262)	-2.3%
Banks and other financial institutions	10,255	10,753	(498)	-4.6%
Petrochemical and chemical	9,977	10,164	(186)	-1.8%
Telecommunications	9,614	9,421	194	2.1%
Capital Assets	9,366	9,643	(277)	-2.9%
Mining	8,214	7,948	266	3.3%
Construction Material	7,457	7,777	(320)	-4.1%
Pharmaceutical and cosmetics	6,791	6,973	(182)	-2.6%
Infrastructure work	6,745	7,100	(354)	-5.0%
Oil and gas	6,497	7,176	(678)	-9.5%
Electronic and IT	6,267	6,646	(379)	-5.7%
Clothing and footwear	5,312	5,505	(193)	-3.5%
Services - Other	31,397	32,016	(619)	-1.9%
Commerce - Other	19,208	17,695	1,513	8.6%
Industry - Other	9,547	9,902	(355)	-3.6%
Other	48,195	49,890	(1,695)	-3.4%
Total	334,076	340,317	(6,241)	-1.8%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 22.6% of the credit risk was concentrated on the 100 largest debtors at the end of the fourth quarter of 2015. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

In R$ millions, end of period	Risk	% of total credits	% of total Assets
Largest Debtor	4,754	0.9	0.3
10 Largest Debtors	35,526	6.5	2.6
20 Largest Debtors	55,185	10.1	4.1
50 Largest Debtors	92,745	16.9	6.8
100 Largest Debtors	123,664	22.6	9.1

Renegotiated Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. To allow a better understanding, we segregate renegotiated loans into those that had changes in the original contractual terms, but were not overdue or were less than 30 days overdue, and into those that had credits renegotiated when overdue more than 30 days, as shown below:

In R$ millions, end of period	Portfolio	LLP	%
Total Renegotiated Loans Operations	22,951	(7,792)	33.9%
Renegotiated Loans Operations less than 30 days overdue*	(8,020)	1,417	17.7%
Renegotiated Loans Operations over 30 days overdue*	14,932	(6,375)	42.7%

* Measured at the moment of renegotiation.

Further information in Note 8-d of our financial statements.

Total renegotiated loan operations include all operations under renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses. In the case of write-offs, we recognize a provision for the total amount renegotiated (therefore not generating an immediate result) that is reversed only when there is a strong indication of the recovery of this credit (after payments are received on a regular basis for a few months).

On December 31, 2015, total renegotiated loans reached R$22,951 million, with an increase of R$1,049 million when compared to the previous quarter, while loans that were overdue for more than 30 days when renegotiated totaled R$14,932 million, an increase of R$1,391 million.

At the end of the fourth quarter of 2015, total renegotiated loans accounted for 4.8% of our loan portfolio, whereas renegotiated loans overdue for more than 30 days accounted for 3.2% of this portfolio. The following chart presents this change:

The NPL 90 of renegotiated loans overdue for more than 30 days reached 18.8% at the end of the fourth quarter of 2015, and the coverage ratio of these loans overdue for more than 90 days reached 228%. The evolution of these ratios is presented below:

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

Given the profile of the terms of our different credit products, the composition of new contract vintages also showed a similar profile over the past periods. At the end of December 2015, 57.3% of the loan portfolio was composed of vintages of 2015.

Sale and Transfer of Financial Assets

In the fourth quarter of 2015, there were transfers of financial assets with no risk retention, to affiliated company, of R$1,249 million and with a 75% average provision. Due to lower probability of recovery, these credits were transferred for the amount of R$301 million, based on appraisal report. This operation generated a negative impact on income before taxes of R$15 million. In addition, R$17 million was provisioned and the combined negative impact on net income was R$17 million.

The bank also transferred assets to non-affiliated companies in the amount of R$946 million, which positively impacted net income by R$45 million. These operations are mainly related to non-overdue student loan portfolios from our operations in Chile, in accordance with local legislation.

Additionally, we sold portfolios that were already written off as losses. This sale positively impacted our net income by R$29 million in the fourth quarter of 2015.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

The proportion of credits to very small, small and middle market companies has decreased when compared to credits to large companies in our loan portfolio mix, which can be seen in the chart below.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of the payroll loan and mortgage loan portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, based on our values and transparency principles, following our good management practices and policies.

Evolution of the Payroll Loan Portfolio and NPL

At the end of December 2015, total payroll loans reached R$45,437 million, a 12.1% (R$4,912 million) increase in 12 months. The highlights were the portfolio of loans to retirees and pensioners of the INSS and to public servants, which, together, grew 13.7% compared to the end of December 2014.

Payroll loans originated by the branch network totaled R$16,167 million on December 31, 2015, a 15.9% increase in 12 months, whereas payroll loans originated by other channels reached R$29,271 million, up 10.1% compared to the same period of the previous year.

Evolution of Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by a low delinquency level over the last two years. A slower pace of the portfolio growth drove the recent increase in 90-day NPL.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share of the personal loans, which reached 61.1% in this period from 58.7% in December 2014.

Mortgage Loans

Our mortgage portfolio reached R$45.597 million at the end of December 2015. Our portfolio grew 2.4% in the quarter and 16.2% in the past 12 months. The individuals portfolio, totaling R$34,631 million at the end of this quarter, increased 3.4% when compared to the previous quarter and 19.8% in twelve months. At the end of December 2015, the companies portfolio totaled R$10,966 million, a 0.5% decrease from the previous quarter and a 6.1% increase in the past twelve months.

Evolution of the Mortgage Portfolio

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

In the fourth quarter of 2015, the volume of new mortgage loan financing for individuals was R$2,384 million, whereas financing to companies amounted to R$702 million, totaling R$3,086 million.

Origination Volume

In R$ millions	4Q15	3Q15	change	4Q14	change
Individuals	2,384	2,868	-16.9%	2,491	-4.3%
Companies	702	974	-28.0%	1,763	-60.2%
Total	3,086	3,841	-19.7%	4,253	-27.4%

Source: ABECIP.

Our individual mortgage loan portfolio collaterals are under the legal framework of fiduciary lien (alienação fiduciária) and account for 99.6% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Constant Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 43.7% at the end of December 2015, an increase of 130 basis points when compared to December 2014.

The average quarterly LTV of the originated vintages reached 55.3%, down 190 basis points from the LTV of vintages originated in the third quarter of 2015 and down 430 basis points from the same period of 2014.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintages originated in June 2015 reached 0.16%, remaining at levels that demonstrates the high credit quality of the portfolio.

NPL over 90 (%) | Six months after origination

Note: Loan portfolio to individuals.

Vehicle Financing

Our portfolio of vehicle financing to individuals totaled R$19,984 million, and to companies reached R$4,253 million, totaling R$24,237 million on December 31, 2015.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$24.4 thousand, with an average term of 40 months and average down payment of 43%. Both the average down payment and financing term remained steady over 2015.

Average Term and Down Payment - Individuals

New loans granted to individuals through our branches, dealerships and car retailers totaled R$2,187 million, whereas new loans granted to companies totaled R$515 million in the fourth quarter of 2015.

The loan-to-value of our vehicle portfolio reached 70.8% at the end of December 2015, continuing the declining trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of vintages originated in August 2015 reached 0.35% in December 2015.

NPL over 90 (%) | Four months after origination

In this quarter, we received a monthly average of 13.9 million visits through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Result from Loan Losses

In R$ millions	4Q15	3Q15	change		2015	2014	change
Provision for Loan Losses	(6,116)	(5,747)	(369)	6.4%	(22,898)	(18,071)	(4,827)	26.7%
Recovery of Loans Written Off as Losses	1,482	1,094	387	35.4%	4,769	5,049	(279)	-5.5%
Result from Loan Losses	(4,634)	(4,653)	19	-0.4%	(18,129)	(13,023)	(5,106)	39.2%

Result from loan losses (provision, net of recovery of loans written off as losses) totaled R$4,634 million in the fourth quarter of 2015, a 0.4% decrease when compared to the previous quarter. Provision for loan losses was up 6.4% when compared to the previous quarter, whereas revenues from recovery of loans written off as losses increased 35.4% from the previous quarter.

The increase in recovery of loans written off as losses compared to the third quarter was mainly due to the restructuring of one operation of a specific group of the corporate segment that had already been written off as a loss. This restructuring totaled R$488 million, of which R$283 million refers to financial assets received and R$205 million to a new loan operation which was booked with 100% of provision in accordance to the current regulation. There was a negative adjust of R$125 million in the financial margin with the market to adjust to market value the financial asset received. This operation generated an effect of R$158 million before taxes and of R$87 million in our net income.

In 2015, the result from loan losses totaled R$18,129 million, with a 39.2% increase from 2014. This increase was mainly driven by higher provision for loan losses, which totaled R$22,898 million in the period, mainly due to increases in provisions for economic groups of the corporate segment in 2015. Additionally, income from recovery of loans written off as losses amounted to R$4,769 million in 2015, a 5.5% decrease when compared to 2014.

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment.

In the fourth quarter of 2015, provision for loan losses totaled R$4,621 million in the Retail segment, a 7.4% increase from the previous quarter, and totaled R$1,495 million in the Wholesale segment, a 3.4% increase from the previous quarter.

Provision for Loan Losses and Loan Portfolio

The ratio of provision for loan losses to the loan portfolio reached 5.2% in the fourth quarter of 2015, an increase of 30 basis points from the previous quarter.

The ratio of the result from loan and lease losses to the loan portfolio reached 4.0% this quarter, remaining stable compared to the previous period.

Result from Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

Allowance for Loan Losses and Loan Portfolio

At the end of December 2015, the loan portfolio without endorsements and sureties increased 4.9% from December 2014, totaling R$473,829 million, whereas allowance for loan losses increased 26.5% in twelve months, totaling R$34,078 million. The allowance for loan losses grew mainly due to the recognition of complementary allowance, in the amount of R$4,655 million in 2015.

The decrease in the allowance for loan losses in the quarter was mainly a result of a transfer of financial assets with no risk retention, to affiliated company, related to operations of specific economic groups that happened in December 2015. The balance of these operations was partially provided for (F, G and H ratings) at the time of the transfer and, therefore, our net income was negatively impacted by approximately R$17 million.

The ratio of the allowance for loan losses without complementary allowance to the loan portfolio balance reached 4.9% on December 31, 2015, a 30-basis-point increase in twelve months.

The balance of the complementary allowance includes provisions recognized for endorsements and sureties, which totaled R$404 million.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

The overdue loan portfolio decreased 6.3% from the previous quarter and increased 11.7% from December 2014.

The coverage ratio, which is the ratio of allowance for loan losses to the total overdue loan portfolio, reached 126% at the end of December 2015, up 1500 basis points compared to December 2014, mainly due to the increase in the complementary allowance for loan losses.

The portfolio of credits overdue for over 90 days increased 2.8% from the previous quarter and 17.5% from the same period of the previous year, whereas the portfolio of credits overdue for over 60 days increased 2.9% and 17.8% in the same comparative periods, respectively. Had we not transferred the financial assets as mentioned before, the balance of credits overdue for more than 90 days would have reached R$17,661 million in December 2015.

NPL Ratio (%) | over 90 days

The NPL ratio of credits overdue for more than 90 days increased 20 basis points when compared to the previous quarter and reached 3.5% in the end of December 2015. When compared to December 2014, there was a 40 basis points increase.

For individuals, this ratio increased 30 basis points when compared to the previous quarter and 70 basis points when compared to the same period of 2014.

For companies this ratio decreased 10 basis points when compared to September 2015. Foreign exchange rate variation had no significant impact in the quarter. Had we not transferred the financial assets as mentioned before, the 90-day NPL of the total portfolio and the companies portfolio would have reached 3.7% and 2.3%, respectively, in December 2015.

NPL Ratio (%) | over 90 days

Corporate, Very Small, Small and Middle Market Companies

The 90-day NPL for large companies reached 0.9% in the quarter, a decrease of 40 basis points when compared to the previous quarter. Had we not transferred the financial assets as mentioned before, the ratio would have reached 1.7% as of December 2015.

The ratio for very small, small and middle-market companies increased 30 basis points from the previous quarter and reached 3.4%.

NPL Ratio (%) | 15 to 90 days

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days (NPL 15-90) decreased 40 basis points when compared to September 2015. In the quarter, the ratio for individuals decreased 30 basis points and for companies it decreased 40 basis points.

In the 12-month period, the NPL 15-90 increased 10 basis points, driven by the increase of 10 basis points in the companies ratio. The ratio for individuals reached 3.8% in December 2015, the same ratio as in December 2014.

NPL Ratio by Activity Sector

In R$ millions, end of	Total	NPL	NPL Over 90
December 2015	Portfolio	15-90 days	days
Public Sector	3,182	0.0%	0.0%
Private Sector	470,647	2.6%	3.5%
Companies	257,229	1.6%	1.9%
Industry and Commerce	125,281	1.5%	2.0%
Services	104,139	1.7%	1.7%
Primary Sector	25,285	1.8%	2.5%
Other	2,524	0.6%	0.6%
Individuals	213,419	3.8%	5.4%
Total	473,829	2.6%	3.5%

Regarding the NPL by activity sector, the 90-day NPL for industry and commerce was 2.0%, for services was 1.7% and for the primary sector was 2.5%. For further information on NPL Ratios by Activity, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank of October 31, 2013, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Coverage Ratio | 90 days

Note: Coverage ratio is derived from the division of the allowance for loans losses balance by the balance of operations more than 90 days overdue.

The 90-day coverage ratio reached 208% on December 31, 2015, a 600 basis point decrease compared to the previous quarter and up 1,500 basis points from December 2014, mainly due to the increase in complementary allowance of R$4,655 million recognized in the third quarter of 2015. Had we not transferred the financial assets mentioned on page 19 of this report, the coverage ratio would have reached 198% in December 2015.

Loan Portfolio Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate.

We improved the guarantee control system (vehicles, mortgage loans, financial investments, among others) to capture the updated market values for these individual operations. Therefore, operations with guarantees where the updated amount exceeds the debt balance are classified at better risk levels. On the other hand, operations with guarantees where the updated amount is insufficient to mitigate the entire risk are classified at worse risk levels.

On December 31, 2015, the portfolios rated “AA” and “A” accounted for 79.6% of the total loan portfolio.

Total loans rated from “D” to “H” accounted for 8.7% of total loans, 30 basis points higher compared to the previous quarter.

Loan Portfolio Evolution by Risk Level

Note: Does not consider endorsements and sureties.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off totaled R$4,891 million in the fourth quarter of 2015, a R$77 million decrease when compared to the previous quarter.

The ratio of written-off operations to the average balance of the loan portfolio reached 1.0%, unchanged from the same period of the previous year, and decreased 10 basis points when compared to the previous quarter.

Recovery of Loans Written off as Losses

In the fourth quarter of 2015, recovery of loans written off as losses increased R$387 million, or 35.4%, from the previous quarter, and R$152 million, or 11.4%, from the fourth quarter of 2014.

The increase in the quarter was mainly driven by the recovery of loans written off as losses of a specific group in the corporate segment that amounted R$488 million.

Additionally we sold portfolios that were already written off as losses. This operation generated an impact on recovery of loans written off as losses of R$53 million in the fourth quarter of 2015. The impact of this sale on the net income was R$29 million.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	4Q15	3Q15	change		4Q14	change		2015	2014	change
Asset Management	756	760	(4)	-0.5%	650	106	16.3%	2,867	2,642	224	8.5%
Current Account Services	1,623	1,462	161	11.0%	1,293	330	25.5%	5,858	4,876	983	20.2%
Credit Operations and Guarantees Provided	840	824	16	1.9%	799	41	5.2%	3,264	3,033	231	7.6%
Collection Services	382	383	(1)	-0.3%	368	14	3.8%	1,515	1,528	(12)	-0.8%
Credit Cards	3,204	2,929	275	9.4%	2,996	208	6.9%	11,946	11,046	900	8.1%
Other	840	725	116	16.0%	719	121	16.8%	3,050	2,652	398	15.0%
Commissions and Fees	7,645	7,082	563	7.9%	6,825	820	12.0%	28,500	25,777	2,723	10.6%
Result from Insurance, Pension Plan and Premium Bonds	1,607	1,563	43	2.8%	1,446	161	11.1%	6,196	5,785	412	7.1%
Total	9,251	8,645	606	7.0%	8,271	981	11.9%	34,696	31,562	3,134	9.9%
(-) Result from Other Insurance Activities(*)	152	95	57	60.6%	80	73	91.2%	430	536	(106)	-19.8%
Total excluding Other Insurance Activities(*)	9,099	8,551	549	6.4%	8,191	908	11.1%	34,266	31,026	3,240	10.4%

In the fourth quarter of 2015, commissions and fees amounted to R$7,645 million, an increase of 7.9% when compared to the previous quarter and of 12.0% when compared to the fourth quarter of 2014.

In the year, these revenues reached R$28,500 million, a 10.6% increase from the same period of the previous year, mainly driven by higher revenues from credit card and current account services.

These revenues, together with the result from insurance, pension plan and premium bonds, totaled R$9,251 million in the fourth quarter of 2015, an increase of 7.0% from the previous quarter and of 11.9% when compared to the same period of the previous year.

Excluding the result from other insurance activities(*), our revenues reached R$9,099 million in the quarter, an increase of 6.4% compared to the third quarter of 2015 and of 11.1% from the same period of the previous year.

(*) Other insurance activities include extended warranty, large risks, health insurance, other products and our stake in IRB.

Asset Management

Asset management revenues totaled R$756 million in the fourth quarter of 2015, a 0.5% decrease from the previous quarter. Compared to the fourth quarter of 2014, these revenues recorded a 16.3% increase mainly driven by the higher volume of consortium and fund management operations.

In the year, these revenues reached R$2,867 million, an 8.5% increase when compared to the same period of the previous year.

Asset Administration

Fund management fees amounted to R$578 million in the fourth quarter of 2015, a 16.9% increase compared to the fourth quarter of 2014, driven by the higher volume of investment funds.

Total assets under administration reached R$765 billion in December 2015, with increases of 2.0% from the previous quarter and of 14.4% compared to the same period of the previous year.

According to the ANBIMA ranking, in December 2015 we were second in the fund management and managed portfolio* ranking, with a 21.3% market share.

* Includes Itaú Unibanco and Intrag.

Consortia Administration Fees

Consortia administration fees totaled R$178 million in the fourth quarter of 2015, decreasing 2.5% from the third quarter of 2015 and increasing 14.3% compared to the same period of the previous year, mainly driven by the market growth of consortia and the campaigns carried out internally.

In December 2015, we reached approximately 415 thousand active contracts, a 3.3% increase from the same period of the previous quarter.

In December 2015, installments receivable reached R$11.8 billion, a 3.0% decrease from September 2015 and an 8.0% increase from December 2014.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services totaled R$1,623 million in the fourth quarter of 2015, an 11.0% increase from the previous quarter and a 25.5% increase from the fourth quarter of 2014.

In the year, these revenues recorded a 20.2% increase compared to the same period of 2014. These increases in revenues from current account services are mainly due to the offering of differentiated products and services aimed at adding more value to the experience of our clients. These products include differentiated current account service packages for individuals and the convenience and versatility of products offered to companies.

Loan Operations and Guarantees Provided

Revenues from loan operations and guarantees provided totaled R$840 million, a 1.9% increase from the third quarter of 2015 and a 5.2% increase compared to the same period of the previous year.

In the year, these revenues increased 7.6% compared to the same period of the previous year.

In the fourth quarter of 2015, the ratio of revenues from loan operations to the loan portfolio without endorsements and sureties reached 0.4% p.a.

The ratio of annual revenues from guarantees provided to the endorsements and sureties portfolio reached 1.8% p.a.

(*) Loan portfolio average balance from two previous quarters.

Collection Services

Revenues from collection services reached R$382 million in the fourth quarter of 2015, decreasing 0.3% from the third quarter of 2015. When compared to the same period of the previous year, these revenues increased 3.8%.

Credit Cards

Credit card revenues amounted to R$3,204 million in the fourth quarter of 2015, a 9.4% increase from the previous quarter, mainly as a result of higher revenues and of the increased volume of transactions in the period due to year-end sales.

In the year, credit card revenues reached R$11,946 million, an 8.1% increase compared to the same period of the previous year, mainly driven by higher revenues from interchange, MDR (Merchant Discount Rate) and annual fees, and by the increase in the number of POS equipment rented in the period.

The proportion of credit card revenues related to card issuance corresponds to 52.8% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 60.3 million current account holders and non-account holders (in number of accounts). In the fourth quarter of 2015, the volume of transactions amounted to R$92.4 billion, a 2.5% increase from the same period of 2014.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation at the Brazilian market, totaling 34.3 million client accounts, including both account and non-account holders.

In the fourth quarter of 2015, the volume of credit card transactions amounted to R$68.0 billion, a 0.4% increase from the same period of the previous year.

In the debit card segment, which only includes current account holders, we have 26.0 million accounts. The volume of debit card transactions amounted to R$24.5 billion in the fourth quarter of 2015, a 9.0% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the fourth quarter of 2015, the transaction volume totaled R$104.5 billion, an increase of 11.2% when compared to the third quarter of 2015 and of 1.4% from the volume recorded in the same period of the previous year.

Transaction Volume | Credit and Debit Cards

In the fourth quarter of 2015, the volume of credit card transactions was R$67.1 billion, representing 64.2% of the total volume of transactions generated by the acquiring services, an 8.5% increase from the third quarter of 2015 and a 1.1% increase from the same period of the previous year.

In addition to the transaction volume mentioned above, we captured and processed over R$1.4 billion in transactions within our retail partners and joint ventures in the fourth quarter of 2015.

In the fourth quarter of 2015, the volume of debit card transactions was R$37.4 billion, representing 35.8% of the total transaction volume, a 16.5% increase from the third quarter of 2015 and a 2.0% increase from the same period of the previous year.

Equipment Base(*)

At the end of the fourth quarter of 2015, our base of active installed equipment reached 1,876 thousand units, a decrease of 1.2% from the previous quarter and an increase of 4.2% compared to the fourth quarter of 2014.

(*)100% of REDE’s equipment base is able to capture Hiper brand transactions.

Other

In R$ millions	4Q15	3Q15	change
Foreign Exchange Services	23	22	1
Brokerage and Securities Placement	93	100	(7)
Custody Services and Portfolio Management	86	77	10
Economic and Financial Advisory Services	198	129	70
Other Services	440	397	43
Total	840	725	116

Both revenues from economic and financial advisory services and revenues from other services in foreign units increased compared to the previous quarter.

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2015, the ratio of total commissions and fees added to the result from insurance, pension plan and premium bonds, divided by these total revenues, added to the managerial financial margin, reached 35.6%.

The operational coverage ratio, which represents the extent to which non-interest expenses were covered by commissions and fees added to the result from insurance, pension plans and premium bonds, reached 83.2% in this quarter, an increase of 390 basis points when compared to the previous quarter, mainly driven by higher commissions and fees.

(*) Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure of the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

As of the third quarter of 2015, the capital allocation criteria for insurance, pension plan and premium bonds operations, started to use the managerial model, which is based on the BACEN regulatory model, that replaced the SUSEP regulatory model.

In order to maintain comparability, the information was reprocessed as of the second quarter of 2014.

Sales Cost Model

Itaú Unibanco’s practice is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement for the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	4Q15			3Q15			change				4Q14			change
In R$ millions	Total	Core Activities	Other Activities	Total	Core Activities	Other Activities	Total		Core Activities		Total	Core Activities	Other Activities	Total		Core Activities
Earned Premiums	1,359	1,009	350	1,445	1,069	377	-6.0%		-5.6%		1,478	1,009	469	-8.0%		0.0%
Revenues from Pension Plan and Premium Bonds	247	247	-	242	242	-	2.1%		2.1%		182	182	-	35.8%		35.8%
Retained Claims	(406)	(309)	(98)	(437)	(324)	(113)	-7.0%		-4.8%		(497)	(301)	(196)	-18.3%		2.4%
Selling Expenses	(258)	(46)	(212)	(268)	(40)	(228)	-3.7%		15.2%		(281)	(37)	(244)	-8.2%		24.2%
Result from Insurance, Pension Plan and Premium Bonds	942	901	40	982	946	36	-4.1%		-4.7%		882	853	29	6.8%		5.7%
Managerial Financial Margin	270	203	68	227	189	38	19.2%		7.5%		218	170	48	24.1%		19.2%
Commissions and Fees	443	443	(1)	438	438	(0)	1.1%		1.1%		440	438	2	0.5%		1.1%
Earnings of Affiliates	121	70	51	97	70	28	24.2%		0.9%		106	86	21	13.7%		-17.9%
Non-interest Expenses	(526)	(449)	(77)	(497)	(454)	(42)	5.8%		-1.3%		(525)	(453)	(72)	0.1%		-1.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(85)	(70)	(16)	(84)	(71)	(13)	2.0%		-1.9%		(75)	(69)	(6)	14.0%		1.3%
Income before Tax and Minority Interests	1,165	1,100	65	1,164	1,118	46	0.1%		-1.6%		1,047	1,025	21	11.3%		7.2%
Income Tax/Social Contribution and Minority Interests	(498)	(503)	5	(432)	(424)	(8)	15.3%		18.7%		(393)	(395)	2	27.0%		27.4%
Recurring Net Income	667	597	70	732	694	38	-8.9%		-14.0%		654	631	23	1.9%		-5.4%

Recurring Return on Allocated Capital	142.2%	140.5%	158.9%	143.5%	149.8%	81.4%	-130	bps	-930	bps	90.8%	116.7%	13.0%	5,140	bps	2,380	bps
Efficiency Ratio (ER)	31.1%	29.0%	54.1%	29.9%	28.9%	47.8%	120	bps	10	bps	33.4%	30.6%	77.3%	-230	bps	-170	bps
Combined Ratio	74.0%	59.7%	114.9%	71.6%	59.8%	105.1%	230	bps	-10	bps	75.7%	59.6%	110.5%	-180	bps	20	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Premium Bonds. Other insurance activities include to extended warranty, health insurance, our stake in IRB and other.

We continue to concentrate efforts on distribution through our own channels, due to greater agility and efficiency, which positively impact our profitability. Sales of insurance and premium bonds products through bankfone, bankline/internet, ATMs and teller terminals accounted for 47.9% of sales to account holders in the quarter, a 240-basis-point increase compared to the previous quarter. Sales of premium bonds through these channels increased 7.0% from the previous quarter and accounted for 70.0% of total new sales. Sales of insurance and premium bonds to clients of digital branches accounted for 7.0% of total sales in the fourth quarter of 2015.

Recurring net income from Insurance Operations reached R$667 million in the fourth quarter of 2015, decreasing 8.9% from the previous quarter and increasing 1.9% from the same period of the previous year.

Recurring net income from core activities was R$597 million in the fourth quarter of 2015, a decrease of 14.0% from the third quarter of 2015, mainly due to increase in the social contribution tax rate. When compared to the same period of the previous year, the decrease was 5.4%.

Recurring net income from other insurance activities reached R$70 million in the quarter, an increase of 84.0% when compared to the previous quarter, mainly driven by the higher earnings from affiliates due to our stake in IRB.

The annualized recurring return for insurance operations reached 142.2% in the period, a decrease of 130 basis points when compared the previous quarter.

The insurance ratio, which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, reached 11.5%, a 50 basis point decrease from the previous quarter.

Insurance Ratio(1) and ROE | Insurance Operations

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

In the fourth quarter of 2015, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 89.5%.

Balance Sheet | Insurance Operations

The balance sheet of our Insurance Operations is presented below. As at December 31, 2015, total assets amounted to R$133.9 billion, a 4.8% increase from the third quarter of 2015 and a 15.3% increase from the same period of the previous year, mainly due to increases in securities.

Combined Ratio | Insurance Activities

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on earned premiums.

The combined ratio, which reflects operating cost efficiency as a percentage of income from earned premiums, reached 74.0% in the period, an increase of 230 basis points from the previous quarter, mainly driven by the decrease in earned premiums and the increase in non-interest expenses related to other activities. When compared to the same period of the previous year, this ratio decreased 180 basis points.

Efficiency Ratio

The efficiency ratio was 31.1% in the fourth quarter of 2015, a 120 basis point increase from the previous quarter. Considering only our core activities, efficiency ratio reached 29.0% in the period.

Total technical provisions, including insurance, pension plan and premium bonds, totaled R$132.1 billion in the period, a 4.7% increase from the previous quarter and a 17.2% increase from the fourth quarter of 2014.

	4Q15				3Q15				4Q14
In R$ millions, end of period	Insurance	Pension Plan	Premium Bonds	Total	Insurance	Pension Plan	Premium Bonds	Total	change	Insurance	Pension Plan	Premium Bonds	Total	change
Assets
Current and Long-Term Assets
Securities	4,369	124,967	3,080	132,416	4,390	118,637	3,062	126,088	5.0%	5,794	104,890	3,108	113,791	16.4%
Other Assets ¹	1,465	-	-	1,465	1,710	-	-	1,710	-14.3%	2,349	-	-	2,349	-37.7%
Total Assets	5,834	124,967	3,080	133,880	6,099	118,637	3,062	127,798	4.8%	8,143	104,890	3,108	116,141	15.3%

Liabilities and Equity
Current and Long – Term Liabilities	5,062	124,315	3,051	132,429	5,363	118,069	3,041	126,473	4.7%	6,458	103,925	3,031	113,413	16.8%
Technical Provisions – Insurance	4,872	-	-	4,872	5,186	-	-	5,186	-6.1%	6,004	-	-	6,004	-18.9%
Technical Provisions – Pension Plans and VGBL	-	124,137	-	124,137	-	117,914	-	117,914	5.3%	-	103,661	-	103,661	19.8%
Technical Provisions – Premium Bonds	-	-	3,044	3,044	-	-	3,036	3,036	0.3%	-	-	3,010	3,010	1.1%
Other Liabilities	190	178	8	376	177	155	6	338	11.3%	453	263	21	738	-49.1%
Allocated Tier I Capital	771	652	29	1,452	736	568	21	1,325	9.6%	1,686	965	77	2,728	-46.8%
Total Liabilities and Equity	5,834	124,967	3,080	133,880	6,099	118,637	3,062	127,798	4.8%	8,143	104,890	3,108	116,141	15.3%

(1) Other assets include mainly receivables from insurance.
Note: Does not include our 30% stake in Porto Seguro.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Insurance Core Activities

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	4Q15	3Q15	change			4Q14	change
Earned Premiums	1,009	1,069	(59)	-5.6%		1,009	(0)	0.0%
Retained Claims	(296)	(316)	20	-6.2%		(293)	(4)	1.3%
Selling Expenses	(47)	(39)	(8)	20.7%		(37)	(10)	25.7%
Underwriting Margin	666	714	(48)	-6.7%		680	(14)	-2.0%
Managerial Financial Margin	63	62	1	1.1%		32	30	94.6%
Commissions and Fees	103	103	(0)	-0.1%		123	(20)	-15.9%
Earnings of Affiliates	70	70	1	0.9%		86	(15)	-17.9%
Non-interest Expenses	(219)	(243)	23	-9.6%		(228)	9	-3.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(41)	(42)	1	-3.4%		(44)	3	-7.0%
Income before Tax and Minority Interests	642	664	(22)	-3.3%		649	(6)	-1.0%
Income Tax/Social Contribution and Minority Interests	(303)	(241)	(62)	25.6%		(248)	(55)	22.4%
Recurring Net Income	339	423	(84)	-19.8%		401	(62)	-15.3%
Efficiency Ratio (ER)	25.5%	26.8%		-130	bps	26.0%		-60	bps

Our insurance core activities consist of mass-market products related to Life, Property and Credit. These products are offered in synergy in retail channels - branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans - and in the wholesale channel. These products have characteristics such as low loss ratio, low volatility in the result and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

In the fourth quarter of 2015, recurring net income from core activities was R$339 million, a decrease of 19.8% from the third quarter of 2015, mainly due to the increase in the social contribution tax rate.

Earned Premiums Breakdown | Insurance Core Activities

In the fourth quarter of 2015, earned premiums from insurance core activities reached R$1,009 million, a 5.6% decrease from the previous quarter. When compared to the fourth quarter of 2014, earned premiums remained stable.

Considering only our core activities, which include our 30% stake in Porto Seguro, our earned premiums market share of the core insurance total market reached 14.4% in the 2015 year-to-date(*). Regarding the technical result of insurance core activities, our market share reached 18.1% in the 2015 year-to-date(*).

Retained Claims Breakdown | Insurance Core Activities

In the fourth quarter of 2015, retained claims from insurance core activities amounted to R$296 million, a decrease of 6.2% from the previous quarter.

Underwriting Margin | Insurance Core Activities

The underwriting margin from our insurance core activities amounted to R$666 million in the fourth quarter of 2015, a 6.7% decrease from the previous quarter and a 2.0% decrease from the fourth quarter of 2014. In the quarter, the ratio of underwriting margin to earned premiums reached 66.0%, an 80 basis point decrease from the third quarter of 2015.

(*) Most recent data available on November 30, 2015, based on information disclosed by SUSEP.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Combined Ratio | Insurance Core Activities

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on earned premiums.

The combined ratio, which reflects the efficiency of operating expenses as a percentage of income from earned premiums, reached 59.7%, a decrease of 10 basis points from the previous quarter, mainly driven by a reduction in non-interest expenses and a lower loss ratio.

The extended combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, managerial financial margin and commissions and fees, reached 51.3% in the fourth quarter of 2015, a decrease of 50 basis points from the previous quarter.

Extended Combined Ratio | Insurance Core Activities

Note: The extended combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on the sum of earned premiums, managerial financial margin and commissions and fees.

Efficiency Ratio | Insurance Core Activities

In the fourth quarter of 2015, the efficiency ratio reached 25.5%, a 130 basis point decrease from the previous quarter.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	4Q15	3Q15	change			4Q14	change
Revenues from Pension Plan	88	91	(3)	-3.5%		33	55	166.1%
Retained Claims	(12)	(8)	(4)	50.9%		(9)	(3)	38.4%
Selling Expenses	(1)	(1)	(0)	3.1%		(0)	(1)	-
Result from Pension Plan	75	82	(7)	-8.8%		24	51	211.1%
Managerial Financial Margin	67	59	8	13.1%		83	(16)	-19.6%
Commissions and Fees	340	336	5	1.4%		316	25	7.9%
Non-interest Expenses	(127)	(127)	0	0.0%		(150)	23	-15.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(20)	(21)	1	-3.0%		(17)	(3)	19.1%
Income before Tax and Minority Interests	335	329	6	1.8%		256	79	30.9%
Income Tax/Social Contribution and Minority Interests	(145)	(131)	(14)	11.0%		(99)	(46)	46.4%
Recurring Net Income	190	198	(8)	-4.3%		157	33	21.0%
Efficiency Ratio (ER)	27.5%	27.8%		-40	bps	36.9%		-940	bps

Product and advisory service innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

Recurring net income of the Pension Plan segment reached R$190 million in the fourth quarter of 2015, a decrease of 4.3% from the previous quarter of 2015, mainly due to the increase in the social contribution tax rate.

When compared to the same period of the previous year, there was a 21.0% increase, mainly driven by higher net pension plan contributions and administration fees, as well as lower non-interest expenses.

Revenues from Administration Fees

The revenues from administration fees totaled R$340 million in the fourth quarter of 2015, with increases of 1.4% from the previous quarter and of 7.9% from the fourth quarter of 2014.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On December 31, 2015, technical provisions for pension plans totaled R$124.1 billion, with increases of 5.3% compared to September 30, 2015, and of 19.8% from the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in November 2015 our market share in total technical provisions was 23.8% whereas the market share in plans for individuals was 24.1%, both decreasing 20 basis points from the same period of the previous year.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 2.5%, a 20 basis point decrease from the previous quarter and stable compared to the fourth quarter of 2014.

Total and Net Pension Plan Contributions

Total pension plan contributions in the quarter totaled R$5,802 million, increasing 8.5% from the previous quarter, mainly impacted by higher VGBL contributions. Net contributions for the fourth quarter of 2015 reached R$2,676 million, a 26.4% increase from the third quarter of 2015.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	4Q15	3Q15	change			4Q14	change
Revenues from Premium Bonds	159	151	8	5.4%		149	10	7.0%
Managerial Financial Margin	73	68	6	8.6%		55	18	33.7%
Non-interest Expenses	(102)	(85)	(18)	20.7%		(75)	(27)	36.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(9)	(8)	(1)	9.1%		(8)	(1)	8.6%
Income before Tax and Minority Interests	122	125	(2)	-1.8%		121	1	1.2%
Income Tax/Social Contribution and Minority Interests	(55)	(52)	(3)	6.0%		(48)	(7)	14.2%
Recurring Net Income	68	73	(5)	-7.4%		73	(5)	-7.3%
Efficiency Ratio (ER)	45.5%	40.5%		510	bps	38.2%		730	bps

The PIC Premium Bonds product is targeted at clients who are interested in competing for prizes. This product can be purchased through a single payment or monthly payment modality, in accordance with the profile and segment of each client. The premium bonds business serves a large public demand and, at the end of the fourth quarter of 2015, it had issued 14.0 million certificates.

In line with our sustainability principles, we have a partnership with the Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the fourth quarter of 2015, 708 clients received prizes in the aggregate amount of R$13.8 million. Sales of premium bonds under the traditional mode to account holders increased 7.0% from the previous quarter. Total sales to account holders grew 11.5% when compared to the previous quarter and 38.0% from the fourth quarter of 2014.

The Premium Bonds segment’s recurring net income totaled R$68 million in the fourth quarter of 2015, a 7.4% decrease from the previous quarter, mainly influenced by higher non-interest expenses and increase in the social contribution tax rate. When compared to the same period of the previous year, the recurring net income decreased 7.3% due to the higher cost allocated to the product, as a result of a review of our allocation costs model.

Our business model helps us to retain the leadership in terms of technical result(*), including the total premium bonds market, with a market share of 29.4% in the year, based on information disclosed by SUSEP.

Premium Bonds Technical Provisions

On December 31, 2015, technical provisions for premium bonds reached R$3,044 million, increases of 0.3% from the previous quarter and of 1.1% when compared to the fourth quarter of 2014.

(*) Most recent data available on November 30, 2015. Technical Result = Net Collection from Cancellation Fees (-) Variation of Provision for Redemption and Deferred Income (+) Income from Raffles (-) Acquisition Costs (+) Revenues from Redemptions of Securities.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	4Q15	3Q15	change		4Q14	change		2015	2014	change
Personnel Expenses	(4,899)	(5,011)	112	-2.2%	(4,426)	(473)	10.7%	(18,773)	(16,885)	(1,888)	11.2%
Administrative Expenses	(4,558)	(4,350)	(208)	4.8%	(4,253)	(305)	7.2%	(17,101)	(16,211)	(890)	5.5%
Operating Expenses	(1,530)	(1,410)	(120)	8.5%	(1,273)	(257)	20.2%	(5,502)	(4,885)	(617)	12.6%
Other Tax Expenses (*)	(131)	(136)	4	-3.1%	(162)	30	-18.7%	(510)	(502)	(8)	1.6%
Total	(11,119)	(10,906)	(212)	1.9%	(10,113)	(1,006)	9.9%	(41,885)	(38,483)	(3,403)	8.8%
( - ) Operations Abroad	(1,239)	(1,131)	(108)	9.6%	(860)	(379)	44.1%	(4,369)	(3,146)	(1,223)	38.9%
Total (ex-operations abroad)	(9,880)	(9,775)	(104)	1.1%	(9,253)	(626)	6.8%	(37,516)	(35,336)	(2,180)	6.2%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$11,119 million in the fourth quarter of 2015, an increase of 1.9%, or R$212 million, from the third quarter of 2015. This increase is mainly driven by the growths of 4.8% or R$208 million in administrative expenses, and of 8.5% or R$120 million in operating expenses, partially offset by a decrease of 2.2% or R$112 million in personnel expenses.

In 2015, non-interest expenses increased 8.8% when compared to the previous year. Excluding operations abroad, these expenses would have increased 6.2%.

Personnel Expenses

In R$ millions	4Q15	3Q15	change
Compensation, Charges and Social Benefits	(3,280)	(3,568)	287
Profit Sharing (*)	(869)	(917)	48
Employee Terminations and Labor Claims	(687)	(473)	(214)
Training	(62)	(52)	(9)
Total	(4,899)	(5,011)	112

(*) Includes variable compensation and stock option plans.

Personnel expenses totaled R$4,899 million in the fourth quarter of 2015, a 2.2% decrease when compared to the previous period. This decrease was primarily driven by lower expenses on compensation, charges and social benefits by 8.1% or R$287 million. This decrease was partially offset by the higher expenses with terminations and labor claims of R$214 million in the period.

Number of Employees

The total number of employees decreased to 90,320 at the end of the fourth quarter of 2015 from 91,437 of the previous quarter.

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Administrative Expenses

In R$ millions	4Q15	3Q15	change
Third-Party Services	(1,130)	(1,016)	(114)
Data Processing and Telecommunications	(1,088)	(1,025)	(63)
Facilities	(721)	(681)	(39)
Depreciation and Amortization	(523)	(560)	37
Advertising, Promotions and Publications	(294)	(266)	(27)
Security	(168)	(176)	7
Financial System Services	(145)	(153)	8
Transportation	(111)	(100)	(11)
Materials	(75)	(103)	28
Travel	(53)	(55)	1
Other	(251)	(216)	(36)
Total	(4,558)	(4,350)	(208)

Administrative expenses totaled R$4,558 million, an increase of 4.8% compared to the third quarter of 2015. This increase was mainly due to higher expenses on third-party services, concentrated on consulting services and on data processing and telecommunication.

Operating Expenses

In R$ millions	4Q15	3Q15	change
Provision for Contingencies	(399)	(555)	157
Selling - Credit Cards	(682)	(508)	(173)
Claims	(48)	(65)	17
Other	(402)	(281)	(121)
Total	(1,530)	(1,410)	(120)

Operating expenses increased R$120 million in the fourth quarter of 2015 compared to the third quarter of 2015, mainly driven by higher selling expenses, related to card commissions, partially offset by lower provisions for contingencies.

Other Tax Expenses (*)

Other tax expenses totaled R$131 million in the fourth quarter of 2015, a decrease of R$4 million compared to the third quarter of 2015.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan losses).

Risk-Adjusted Efficiency Ratio	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Result from Loan Losses
(Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

In the fourth quarter of 2015, efficiency ratio reached 45.5%, an increase of 130 basis points compared to the third quarter of 2015. This increase was mainly due to the decrease in financial margin with the market and the increase in non-interest expenses. In the 12-month period, efficiency ratio reached 44.0%, an improvement of 20 basis points from the previous quarter. Compared to the fourth quarter of 2014, this ratio improved 300 basis points.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio, in the criteria including all expenses and also the result from loan losses, reached 64.5% in the fourth quarter of 2015, an increase of 140 basis points compared to the previous quarter, mainly as a result of the decrease in the financial margin with the market.

When compared to the fourth quarter of 2014, the risk-adjusted efficiency ratio increased 290 basis points mainly due to the increase of 32.6% in provision for loan losses and of 9.9% in non-interest expenses.

In the 12-month period, the risk-adjusted efficiency ratio reached 63.0%, an increase of 10 basis points from the same period of 2014.

Operating Revenues Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the fourth quarter of 2015, the number of ATMs totaled 26,412, a decrease of 42 units compared to the third quarter of 2015. This decrease is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of part of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Uruguay and Paraguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Branches and Client Service Branches (CSB)(i) | Brazil and Abroad

We ended the fourth quarter of 2015 with 4,985 branches and client service branches (CSBs) in Brazil and abroad.

In Brazil, the movement observed in the number of branches is related to the profile of our customers, which has been increasingly demanding services through digital channels.

(i) Points of service include only Client Service Branches (CSBs).

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Uruguay and Paraguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(1) Does not include branches and points of service abroad and Itaú BBA.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,582 million in the fourth quarter of 2015, a 0.6% increase from the previous quarter and a 27.7% increase from the same period of 2014.

Income Tax and Social Contribution on Net Income

In the fourth quarter of 2015, income tax and social contribution on net income (CSLL) expenses totaled R$2,815 million and the effective tax rate reached 32.4%.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Balance Sheet

Assets

On December 31, 2015, total assets amounted to R$1.4 trillion, an increase of 2.8% compared to the end of the previous quarter and an increase of 12.4% from the previous year.

The breakdown of our assets and details on their main components are presented below:

Total Assets

R$ billions

Asset Breakdown | December 31, 2015

Short-term Interbank Investments and Securities Portfolio

On December 31, 2015, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$619.3 billion, corresponding to an increase of 7.6% compared to the previous quarter, mainly due to the increase in short-term interbank investments.

In R$ millions, end of period	4Q15%		3Q15%		change	4Q14%		change
Short-term Interbank Investments	280,944	45.4%	229,677	39.9%	22.3%	229,828	43.4%	22.2%
Total Public Securities	123,360	19.9%	127,478	22.2%	-3.2%	119,658	22.6%	3.1%
Public Securities - Domestic	112,272	18.1%	115,207	20.0%	-2.5%	109,426	20.7%	2.6%
Public Securities - Foreign	11,087	1.8%	12,271	2.1%	-9.6%	10,232	1.9%	8.4%
Denmark	2,548	0.4%	3,032	0.5%	-15.9%	2,699	0.5%	-5.6%
United States	2,154	0.3%	2,079	0.4%	3.6%	1,174	0.2%	83.5%
Korea	1,626	0.3%	1,625	0.3%	0.0%	1,782	0.3%	-8.8%
Paraguay	980	0.2%	1,443	0.3%	-32.1%	977	0.2%	0.3%
Chile	1,442	0.2%	1,403	0.2%	2.8%	1,251	0.2%	15.3%
Spain	1,060	0.2%	1,062	0.2%	-0.2%	783	0.1%	35.4%
Argentina	701	0.1%	680	0.1%	3.1%	631	0.1%	11.1%
Uruguay	233	0.0%	347	0.1%	-33.0%	311	0.1%	-25.0%
Other	343	0.1%	599	0.1%	-42.7%	624	0.1%	-45.0%
Corporate Securities	71,038	11.5%	73,831	12.8%	-3.8%	67,450	12.7%	5.3%
PGBL/VGBL - Fund Quotas	117,128	18.9%	111,012	19.3%	5.5%	97,184	18.4%	20.5%
Derivative Financial Instruments	26,865	4.3%	33,523	5.8%	-19.9%	15,335	2.9%	75.2%
Total	619,335	100.0%	575,521	100.0%	7.6%	529,455	100.0%	17.0%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On December 31, 2015, the securities portfolio totaled R$311,527 million.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	4Q15	3Q15	change	4Q14	change
Demand Deposits	61,092	57,388	6.5%	48,733	25.4%
Savings Deposits	111,319	111,451	-0.1%	118,449	-6.0%
Time Deposits	105,250	113,520	-7.3%	108,465	-3.0%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	152,215	135,639	12.2%	139,910	8.8%
Funds from Bills (1) and Structured Operations Certificates	50,808	33,324	52.5%	31,665	60.5%
(1) Total - Funding from Account Holders and Institutional Clients (*)	480,684	451,322	6.5%	447,223	7.5%
Onlending	38,804	40,336	-3.8%	45,230	-14.2%
(2) Total – Funding from Clients	519,488	491,658	5.7%	492,453	5.5%
Assets Under Administration	765,102	749,755	2.0%	668,516	14.4%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	132,053	126,136	4.7%	112,675	17.2%
(3) Total – Clients	1,416,643	1,367,549	3.6%	1,273,644	11.2%
Interbank deposits	14,949	18,370	-18.6%	19,125	-21.8%
Funds from Acceptance and Issuance of Securities	24,782	26,154	-5.2%	16,085	54.1%
Total Funds from Clients + Interbank Deposits	1,456,374	1,412,073	3.1%	1,308,854	11.3%

Repurchase Agreements (2)	198,739	182,274	9.0%	185,103	7.4%
Borrowings	65,786	64,244	2.4%	43,546	51.1%
Foreign Exchange Portfolio	68,466	63,140	8.4%	43,176	58.6%
Subordinated Debt	65,785	65,910	-0.2%	54,569	20.6%
Collection and Payment of Taxes and Contributions	239	4,444	-94.6%	226	5.8%
Working Capital (3)	89,529	86,461	3.5%	78,340	14.3%
Working Capital and Other	488,543	466,474	4.7%	404,960	20.6%
Total Funds (Working Capital, Raised and Managed Assets)	1,944,917	1,878,547	3.5%	1,713,815	13.5%

(*) Funds from Institutional Clients totaled R$36,709 million, which corresponds to 7.6% of the total raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the fourth quarter of 2015, total funds from clients, including interbank deposits, amounted to R$1.5 trillion, corresponding to an increase of R$44,301 million compared to the third quarter of 2015. The main drivers were increases of R$17,484 million in funds from bills and structured operations certificates, R$16,575 million in debentures, and R$15,346 million in investment funds and managed portfolios, which were partially offset by the decrease of R$8,269 in time deposits.

Debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s parent company), are negotiated with similar characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the fourth quarter of 2015, this type of funding totaled R$152,215 million.

Total funds (working capital, raised and managed assets) amounted to R$1.9 trillion at the end of the fourth quarter of 2015, an increase of R$66,372 million compared to the end of the third quarter of 2015, mainly driven by a combination of the increases in funds from clients, repurchase agreements, foreign exchange portfolio and borrowings.

In the 12-month period, we highlight the increase of R$147,520 million in funds from clients, including interbank deposits, mainly due to the increase in investment funds and managed portfolios, technical provisions for insurance, pension plan and premium bonds, bills and structured operations certificates and demand deposits. Total funds (working capital, raised and managed assets) increased R$231,105 million in the 12-month period.

Funds from clients (1)

(1) Includes institutional clients in the proportion of each type of product invested by them.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	4Q15	3Q15	change		4Q14	change
Funding from Clients	519,488	491,658	5.7%		492,453	5.5%
Funds from Acceptance and Issuance of Securities Abroad	24,782	26,154	-5.2%		16,085	54.1%
Borrowings	65,786	64,244	2.4%		43,546	51.1%
Other (1)	38,608	36,783	5.0%		21,022	83.7%
Total (A)	648,664	618,839	4.8%		573,106	13.2%
(-) Reserve Required by Brazilian Central Bank	(72,412)	(70,800)	2.3%		(72,413)	0.0%
(-) Cash (Currency) (2)	(18,544)	(18,138)	2.2%		(17,527)	5.8%
Total (B)	557,708	529,901	5.2%		483,166	15.4%
Loan Portfolio (C) (3)	473,829	477,198	-0.7%		451,760	4.9%
C/A	73.0%	77.1%	-410	bps	78.8%	-580	bps
C/B	85.0%	90.1%	-510	bps	93.5%	-850	bps

(1) Consider installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

The loans to funding ratio before the deduction of compulsory deposits and cash and cash equivalents reached 73.0% at the end of the fourth quarter of 2015 compared to 77.1% at the end of the third quarter of 2015.

Excluding reserve requirements and cash and cash equivalents, this ratio reached 85.0% at the end of the fourth quarter of 2015 compared to 90.1% at the end of the third quarter of 2015.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on December 31, 2015.

In US$ millions

		Balance at			Exchange	Balance at	Issue	Maturity
Instrument	Issuer	Sep 30,15	Issuances	Amortization	Variation	Dec 31,15	Date	Date	Coupon % p.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF (5) + 3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(5) + 3.44%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes (4)	Itaú Unibanco Holding S.A., Grand Cayman Branch	126		(126)		-	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,050				1,050	5/26/2015	5/26/2018	2.85%
Structured Notes (6)		2,289	66	(19)		2,335
Total		11,454	66	(145)	-	11,375

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent to R$500 million at issuance date; (5) Development Financial Unit; (6) 180-day Libor.

On December 31, 2015, funds obtained abroad totaled US$11,375 million, corresponding to a decrease of US$79 million compared to the third quarter of 2015 (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. As at December 31, 2015, the net exchange position was a liability of US$11,066 million.

Assets | December 31, 2015

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Cash and Cash Equivalents	18,544	7,966	5,737	2,229	11,484
Short - Term Interbank Investments	280,944	255,974	255,974	0	25,131
Securities and Derivative Instruments	338,391	272,341	268,401	3,940	108,805
Loans, Leases and Other Loan Operations	439,751	318,017	303,114	14,903	186,764
Loans	473,829	350,448	335,545	14,903	188,411
(Allowance for Loan Losses)	(34,078)	(32,431)	(32,431)	0	(1,647)
Other Assets	262,853	222,400	198,403	23,997	86,462
Foreign Exchange Portfolio	68,909	43,967	20,410	23,558	69,673
Other	193,944	178,433	177,994	439	16,789
Permanent Assets	18,689	84,759	17,462	67,297	1,227
Total Assets	1,359,172	1,161,456	1,049,090	112,366	419,872
Derivatives - Purchased Positions				384,723
Total Assets After Adjustments (a)				497,089

Liabilities | December 31, 2015

		Business in		Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Local Currency	Currency	Abroad
Deposits	292,610	180,603	180,150	453	113,041
Funds Received under Securities Repurchase Agreements	350,954	327,167	327,167	0	23,787
Funds from Acceptances and Issue of Securities	75,590	93,248	53,003	40,244	22,776
Borrowings and Onlendings	104,589	105,960	39,157	66,802	63,657
Interbank and Interbranch Accounts	6,926	6,674	2,665	4,009	252
Derivative Financial Instruments	31,116	20,824	20,824	-	12,612
Other Liabilities	255,155	185,147	160,711	24,436	116,053
Foreign Exchange Portfolio	68,466	43,484	19,122	24,362	69,712
Other	186,690	141,662	141,589	74	46,340
Technical Provisions of Insurance, Pension Plan and Premium Bonds	132,053	131,953	131,951	2	100
Deferred Income	1,960	1,664	871	793	296
Minority Interest in Subsidiaries	1,755	1,755	1,755	-	0
Stockholders' Equity of Parent Company	106,462	106,462	106,462	-	67,297
Capital Stock and Reserves	83,103	82,916	82,916	-	66,182
Net Income	23,360	23,547	23,547	-	1,115
Total Liabilities and Equity	1,359,172	1,161,456	1,024,717	136,740	419,872
Derivatives - Sold Positions				403,558
Total Liabilities and Equity After Adjustments (b)				540,298
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(43,209)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(11,066)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	4Q15	3Q15	change
Investments Abroad	67,297	69,803	(2,506)	-3.6%
Net Foreign Exchange Position (Except Investments Abroad)	(110,506)	(109,844)	(663)	0.6%
Total	(43,209)	(40,040)	(3,169)	7.9%
Total in US$	(11,066)	(10,078)	(987)	9.8%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate and Financial Conglomerate

		Prudential	Financial
In R$ millions, end of period	4Q15	3Q15	4Q14
Stockholders' equity of the parent company	106,462	103,353	95,848
Consolidated stockholders’ equity (BACEN)	111,061	108,251	103,079
Non-voting shares excluded from Tier I	-	-	(1,048)
Deductions from core capital	(10,107)	(12,934)	(5,819)
Core Capital	100,955	95,318	96,212
Additional capital	46	46	20
Tier I	101,001	95,364	96,232
Tier II	27,464	29,399	33,559
Referential Equity (Tier I and Tier II)	128,465	124,763	129,790
Required Referential Equity	79,471	85,213	84,488
Risk-weighted Assets (RWA)	722,468	774,662	768,075
Credit Assets Expansion Simulation	445,397	359,547	411,839
Excess Capital	48,994	39,550	45,302

Ratios (%)
Tier I	14.0	12.3	12.5
Tier II	3.8	3.8	4.4
BIS (Referential Equity / Total Risk-weighted Exposure)	17.8	16.1	16.9

Itaú Unibanco’s minimum capital requirements are in accordance with the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements in Brazil. These requirements are expressed as ratios of the capital available – demonstrated by the Tier I and Tier II Referential Equity, or Total Capital - to risk-weighted assets.

As of the first quarter of 2015, these ratios are reported in the Prudential Conglomerate, which includes not only the financial institutions in the Financial Conglomerate (in effect through December 2014), but also similar institutions(*).

Referential Equity | Prudential Conglomerate

On December 31, 2015, our Referential Equity reached R$128,465 million, an increase of R$3,702 million compared to September 30, 2015, mainly driven by a higher Tier I Capital, which reached R$101,001 million at the end of the fourth quarter of 2015, an increase of R$5,637 million compared to September 30, 2015. Tier II Capital totaled R$27,464 million at the end of the fourth quarter of 2015, a decrease of R$1,935 million from September 30, 2015.

Taking into consideration our current capital base, if we immediately fully applied the Basel III rules established by the Brazilian Central Bank, our core capital (Common Equity Tier I) would be 13.6% on December 31, 2015, including the use of all tax credits. This scenario is presented in the following chart.

Estimated Core Capital Ratio (Common Equity Tier I)

1 Includes deductions of Goodwill, Intangible Assets, Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 2 Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will be to 12.5 in 2019. 3 Does not include any reversal of the complementary allowance for loan losses.

Solvency Ratios | Prudential Conglomerate

On December 31, 2015, our BIS ratio reached 17.8%, an increase of 170 basis points from September 30, 2015. This increase was driven by the higher referential equity, mainly impacted by the net income for the period and by the decrease in the balance of tax credits. The BIS ratio increase was also due to the decrease in RWA, which, in addition to being impacted by tax credits, is influenced by the entry into force of Circular No. 3,770 of the Brazilian Central Bank and the decrease in the loan portfolio.

Our BIS ratio exceeds the minimum of 11% required by the Brazilian Central Bank and represents an excess capital of R$49.0 billion, allowing for an increase of up to R$445.4 billion in credit assets based on 100% risk-weighting.

In addition to the minimum capital requirements, as of this quarter Circular No. 3,748 of the Brazilian Central Bank comes into effect, adding a Leverage Ratio to the Basel III framework in Brazil, which is defined as the ratio of Tier I Capital to Total Exposure (calculated based on this Circular). On December 31, 2015, the Leverage Ratio reached 7.9%.

Subordinated Debt and Referential Equity Tier II

December 31, 2015

On December 31, 2015, the account balance of the subordinated debt reached R$65,785 million, a 0.2% decrease from the previous quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar, which impacted the balance of debts issued in foreign currency.

(*) Similar institutions include consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk, and investment funds in which the conglomerate substantially retains risks and benefits. (**) In accordance with the present rules, we calculated the Referential Equity considering the balance of Subordinated Debt for December 2012.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure

		Prudential	Financial
In R$ millions, end of period	4Q15	3Q15	4Q14
Credit Risk-weighted Assets (RWACPAD)	679,593	728,976	706,081
FPR at 2%	179	219	75
FPR at 20%	7,000	6,873	3,249
FPR at 35%	11,695	9,667	8,139
FPR at 50%	46,025	49,583	34,486
FPR at 75%	136,104	138,755	146,705
FPR at 85%	129,884	151,295	139,730
FPR at 100%	288,057	304,598	307,259
FPR at 250%	37,858	35,744	34,838
FPR at 300%	10,751	17,918	14,015
FPR up to 1250% [1]	1,990	2,400	4,430
Derivatives – future potential gain and variation of the counterparty credit quality	10,050	11,924	13,156
Operational Risk-weighted Assets (RWAOPAD)	28,623	28,623	36,817
Market Risk-weighted Assets (RWAMPAD)	14,252	17,062	25,176
Gold, foreign currency and operations subject to exchange rate variation (RWACAM)	1,536	3,435	13,403
Operations subject to interest rate variation (RWAJUR)	11,291	11,844	10,347
Operations subject to commodity price variations (RWACOM)	473	574	952
Operations subject to stock price variation (RWAACS)	952	1,209	474
Total Risk-weighted Exposure (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	722,468	774,662	768,075

Note: FPR - Risk Weighting Factor.

¹ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On December 31, 2015, total risk-weighted exposure amounted to R$722,468 million, a decrease of R$52,194 million compared to September 30, 2015, mainly due to the reduction of the credit risk-weighted assets (RWACPAD), which reached R$679,593 million on December 31, 2015. This change was mainly driven by the entry into force of Circular No. 3,770 of the Brazilian Central Bank, and to the reduction of tax credits and loan operation balances due to foreign exchange variations.

In the fourth quarter of 2015, the operational risk-weighted assets (RWAOPAD) reached R$28,623 million, remaining stable compared to September 30, 2015. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675 and 3,739 of the Brazilian Central Bank.

On December 31, 2015, market risk-weighted assets (RWAMPAD) totaled R$14,252 million, a decrease of R$2,811 million compared to September 30, 2015, mainly due to the reduced portion required for exposure to gold, foreign currency and operations subject to exchange rate variation (RWACAM).

Evolution of the Composition of the Risk-weighted Exposure

Credit Risk-weighted Exposure

Risk-weighted ROA

In the fourth quarter of 2015, the annualized recurring return on average assets reached 1.7%, a decrease of 20 basis points compared to the fourth quarter of 2014.

Annualized recurring return on risk-weighted assets reached 3.1% in the quarter, up 10 basis points from the same period of the previous year.

In this period, the risk-weighted leverage was 5.6, a decrease of 60 basis points from the previous quarter, mainly driven by a lower total risk-weighted exposure (RWA).

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

We regard risk and capital management as essential instruments for optimizing the use of resources and selecting the best business opportunities in order to create value to our shareholders.

Risk management covers the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Superior Committees, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management through monitoring processes and risk and capital analysis.

We adopt a prospective approach regarding capital management, and, through the Internal Capital Adequacy Assessment Process (ICAAP), we assess the sufficiency of regulatory capital to cover our risks, represented by the regulatory capital for credit, market and operational risks, as well as the capital required to cover other risks. The ICAAP process comprises the following phases: identification of material risks, definition of additional capital requirement to material risks and of internal methodologies for capital quantification; preparation of the capital plan, for normal and stress situations; and structuring the capital contingency plan.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/ investor-relations Corporate Governance >> Risk Management and Capital– Pillar 3.

Credit Risk

Our credit risk management is aimed at keeping the level of the loan portfolio quality consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and is carried out by a department that is independent from the business units and responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, and managing the process of development, review and approval of institutional credit risk policies. Our centralized process for approving policies and validating models ensures the synchronization of credit actions.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization of decision-making processes, always aiming at the proper identification and evaluation of risks, the creation of value for shareholders, as well as the protection of our assets and image.

Liquidity Risk

Liquidity risk is defined as the possibility that we will fail to efficiently meet expected and unexpected, current and future obligations, including those related to guarantees, without affecting our daily operations and incurring significant losses.

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision for endorsements and sureties and lines of credit raised but not used.

Market Risk

Our market risk is controlled by a department that is independent of the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk results to those accountable for in the business units, in accordance with our governance, (v) monitoring the actions required to adjust positions and/or risk levels to make them viable, and (vi) supporting the safe launch of new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of the Superior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco

Our Consolidated VaR is calculated based on the “Historical Simulation” approach. This methodology fully reprices the positions using the real historical distribution of assets.

The market risk exposure of the portfolios of Itaú Unibanco and its foreign subsidiaries is presented in the VaR by Risk Factor Group table below, which shows where the higher concentrations of market risk occur.

The decrease in the total VaR compared to the previous quarter is mainly due to the decrease in market volatility.

VaR by Risk Factor (1)

In R$ millions, end of period	4Q15	3Q15
Itaú Unibanco
Brazilian Interest rates	121.2	212.9
Other Foreign Interest rates	108.6	122.0
FX rates	13.1	33.3
Brazilian Inflation Indexes	108.9	233.9
Equities and Commodities	59.3	34.1
Foreign Units
Itaú BBA International (2)	3.0	9.1
Banco Itaú Argentina (3)	7.8	9.1
Banco Itaú Chile (3)	4.7	9.5
Banco Itaú Uruguay (4)	2.6	2.8
Banco Itaú Paraguay (2)	7.6	1.9
Banco Itaú BBA Colombia (3)	0.4	1.4
Diversification Effect	(233.3)	(353.6)
Total VaR	204.0	316.3
Maximum VaR in the Quarter	327.6	340.7
Average VaR in the Quarter	213.6	214.1
Minimum VaR in the Quarter	170.8	152.3

(1) The Values represented above consider 1 day as time horizon and 99% confidence. (2) The VaR calculated based on historical simulation approach as of this quarter. (3) The VaR calculated based on historical simulation approach as of the first quarter of 2015. (4) The VaR calculated based on historical simulation approach as of the third quarter of 2015.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	42

4th quarter of 2015

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As of the first quarter of 2015, we changed the presentation of our segments in order to reflect them with the bank’s current organizational structure. We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking include the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of the Private Bank and Latam operations to the Wholesale Banking.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital considers the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On December 31, 2015

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	858,630	544,908	125,927	1,340,483
Cash and Cash Equivalents	13,884	4,678	-	18,544
Short-term Interbank Investments	323,182	110,480	-	280,944
Securities and Derivative Financial Instruments	180,287	147,553	38,334	338,391
Interbank and Interbranch Accounts	63,760	4,938	-	67,373
Loan, Lease and Other Credit Operations	222,774	251,056	-	473,829
(Allowance for Loan Losses)	(16,852)	(6,241)	-	(23,093)
(Complementary Expected Loss Provisions)	-	-	(10,985)	(10,985)
Other Assets	71,596	32,445	98,578	195,480
Foreign Exchange Portfolio	8,742	18,858	47,485	68,909
Others	62,855	13,588	51,093	126,571
Permanent Assets	14,571	2,328	1,790	18,689
Total Assets	873,202	547,236	127,716	1,359,172
Liabilities and Equity
Current and Long-Term Liabilities	838,508	502,452	97,017	1,248,995
Deposits	235,282	172,998	-	292,610
Deposits Received under Securities Repurchase Agreements	301,607	72,503	-	350,954
Funds from Acceptances and Issue of Securities	73,610	42,906	-	75,590
Interbank and Interbranch Accounts	2,127	4,802	-	6,926
Borrowings and Onlendings	10,529	94,060	-	104,589
Derivative Financial Instruments	25	33,737	-	31,116
Other Liabilities	113,087	51,634	97,017	255,155
Foreign Exchange Portfolio	9,041	18,472	47,128	68,466
Others	104,046	33,162	49,889	186,690
Technical Provisions for Insurance, Pension Plans and Premium Bonds	102,241	29,813	-	132,053
Deferred Income	1,525	435	-	1,960
Minority Interest in Subsidiaries	1,663	-	92	1,755
Economic Allocated Capital - Tier I (*)	31,506	44,350	30,607	106,462
Total Liabilities and Equity	873,202	547,236	127,716	1,359,172

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 4th quarter of 2015

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,972	7,143	1,565	26,680
Managerial Financial Margin	10,138	5,082	1,544	16,764
Financial Margin with Clients	10,138	5,082	275	15,495
Financial Margin with the Market	-	-	1,269	1,269
Commissions and Fees	5,699	1,935	11	7,645
Result from Insurance, Pension Plans and Premium Bonds Operations	2,135	126	10	2,271
before Retained Claims and Selling Expenses
Result from Loan Losses	(3,770)	(902)	38	(4,634)
Provision for Loan Losses	(4,659)	(1,495)	38	(6,116)
Recovery of Loans Written Off as Losses	889	593	-	1,482
Retained Claims	(391)	(15)	-	(406)
Operating Margin	13,811	6,225	1,603	21,639
Other Operating Income/(Expenses)	(9,518)	(3,005)	(436)	(12,959)
Non-interest Expenses	(8,059)	(2,635)	(425)	(11,119)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,202)	(371)	(9)	(1,582)
Insurance Selling Expenses	(257)	1	(2)	(258)
Income before Tax and Minority Interests	4,293	3,220	1,168	8,680
Income Tax and Social Contribution	(1,562)	(1,157)	(97)	(2,815)
Minority Interests in Subsidiaries	(85)	-	(7)	(92)
Recurring Net Income	2,646	2,063	1,064	5,773
Recurring Return on Average Allocated Capital	32.4%	19.4%	15.0%	22.3%
Efficiency Ratio (ER)	50.0%	39.0%	27.3%	45.5%
Risk-Adjusted Efficiency Ratio (RAER)	73.4%	52.3%	24.9%	64.5%

Note: Non-interest Expenses considers Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of the Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units. As of the first quarter of 2015, we changed our segments presentation and our Economic Allocated Capital calculation methodology.

Pro Forma Balance Sheet by Segment | On September 30, 2015

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	812,726	529,413	121,093	1,303,953
Cash and Cash Equivalents	14,901	3,278	-	18,138
Short-term Interbank Investments	266,539	88,536	-	229,677
Securities and Derivative Financial Instruments	186,453	150,831	34,249	345,844
Interbank and Interbranch Accounts	66,158	5,123	-	69,906
Loan, Lease and Other Credit Operations	222,181	255,018	-	477,198
(Allowance for Loan Losses)	(15,811)	(7,397)	-	(23,208)
(Complementary Expected Loss Provisions)	-	-	(10,985)	(10,985)
Other Assets	72,306	34,024	97,829	197,382
Foreign Exchange Portfolio	8,145	17,571	44,246	64,209
Others	64,160	16,453	53,583	133,173
Permanent Assets	14,856	2,071	1,813	18,740
Total Assets	827,582	531,484	122,906	1,322,693
Liabilities and Equity
Current and Long-Term Liabilities	790,531	490,423	93,907	1,215,583
Deposits	240,505	177,745	-	300,729
Deposits Received under Securities Repurchase Agreements	261,876	56,059	-	317,914
Funds from Acceptances and Issue of Securities	57,633	34,343	-	59,478
Interbank and Interbranch Accounts	6,539	4,937	-	11,473
Borrowings and Onlendings	10,643	93,937	-	104,580
Derivative Financial Instruments	27	45,350	-	42,346
Other Liabilities	115,254	49,970	93,907	252,927
Foreign Exchange Portfolio	8,338	17,035	43,521	63,140
Others	106,917	32,935	50,386	189,787
Technical Provisions for Insurance, Pension Plans and Premium Bonds	98,053	28,082	-	126,136
Deferred Income	1,469	439	-	1,908
Minority Interest in Subsidiaries	1,761	-	87	1,849
Economic Allocated Capital - Tier I (*)	33,820	40,622	28,911	103,353
Total Liabilities and Equity	827,582	531,484	122,906	1,322,693

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd quarter of 2015

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,619	6,824	2,502	26,945
Managerial Financial Margin	10,220	4,893	2,482	17,595
Financial Margin with Clients	10,220	4,893	206	15,319
Financial Margin with the Market	-	-	2,276	2,276
Commissions and Fees	5,248	1,824	10	7,082
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,151	106	11	2,268
Result from Loan Losses	(3,331)	(1,358)	36	(4,653)
Provision for Loan Losses	(4,338)	(1,445)	36	(5,747)
Recovery of Loans Written Off as Losses	1,007	87	-	1,094
Retained Claims	(425)	(12)	-	(437)
Operating Margin	13,864	5,453	2,538	21,855
Other Operating Income/(Expenses)	(9,299)	(2,867)	(582)	(12,748)
Non-interest Expenses	(7,956)	(2,549)	(401)	(10,906)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	(316)	(179)	(1,574)
Insurance Selling Expenses	(264)	(2)	(2)	(268)
Income before Tax and Minority Interests	4,565	2,586	1,956	9,108
Income Tax and Social Contribution	(1,573)	(808)	(530)	(2,911)
Minority Interests in Subsidiaries	(75)	-	(4)	(79)
Recurring Net Income	2,917	1,778	1,422	6,117
Recurring Return on Average Allocated Capital	33.6%	18.0%	20.4%	24.0%
Efficiency Ratio (ER)	50.2%	39.3%	17.3%	44.2%
Risk-Adjusted Efficiency Ratio (RAER)	71.2%	60.2%	15.7%	63.1%

Note: Non-interest Expenses considers Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

Retail Banking

The revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations.

In the fourth quarter of 2015, recurring net income for the segment totaled R$2,646 million, a 9.3% decrease from the previous quarter.

The decrease in net income for the quarter was mainly due to (i) increase of 7.4% in provision for loan losses, (ii) reduced recovery of loans written off as losses, iii) decrease of 0.8% in financial margin with clients, and iv) increase of 1.3% in non-interest expenses. With positive effect on net income, commissions and fees increased R$450 million, or 8.6%, compared to the third quarter of 2015.

The Retail Banking annualized return on allocated capital reached 32.4% in the quarter. The efficiency ratio was 50.0% and the risk-adjusted efficiency ratio reached 73.4%.

Loan Portfolio – Retail Banking

At the end of December 2015, loan portfolio totaled R$222,774 million, increasing 0.3% compared to September 2015.

Coverage ratio for NPL over 90 days (without complementary allowance) reached 124% on December 31, 2015, decreasing 400 basis points from September 30, 2015.

Allowance for Loan Losses and Coverage Ratio

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle market companies, high-net worth clients (Private Banking) and institutional clients.

In the fourth quarter of 2015, operating revenues amounted to R$7,143 million, an increase of 4.7%, or R$318 million from the previous quarter, mainly due to the increases of 3.9% or R$189 million in the financial margin with clients and of 6.0% or R$110 million in commissions and fees.

Result from loan losses totaled R$902 million in the fourth quarter of 2015, a decrease of 33.6% from the previous quarter, mainly due to the higher recovery of loans written off as losses related to an operation of a specific group in the corporate segment.

Non-interest expenses increased 3.4%, or R$86 million, from the third quarter of 2015 and totaled R$2,635 million in the current period.

Therefore, the increase in the Wholesale Banking net income was 16.0% from the previous quarter, totaling R$2,063 million in the fourth quarter of 2015.

In the fourth quarter of 2015, return on allocated capital reached 19.4% per year, the efficiency ratio was 39.0%, and the risk-adjusted efficiency ratio reached 52.3%.

Loan Portfolio – Wholesale Banking

The loans portfolio reached R$251,056 million at December 31, 2015, up 1.6% compared to September 30, 2015.

Coverage ratio for NPL over 90 days (without complementary allowance) reached 218% at the end of the fourth quarter of 2015, 1,100 basis points higher than the previous quarter. In the quarter, the decrease in the NPL over 90 days was due to the transfer of financial that happened in December 2015, as mentioned in page 19 of this report.

Allowance for Loan Losses and Coverage Ratio

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

Middle Market

Aiming at a more specialized service structure, since 2013 part of the medium sized business sub-segment has become part of the Wholesale Banking. This sub-segment serves approximately 30 thousand clients (economic groups) with sales between R$30 million and R$300 million.

Our result is well balanced between earnings from credit and services. Our risk appetite continues to focus on high-rating clients, and 75.8% of loans are granted to B2 and higher ratings.

Our credit portfolio (including sureties and endorsements) decreased 1.6% from the third quarter of 2015, basically due to local currency products.

Large Companies

Our clients are around 3,500 large corporate groups and over 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The credit portfolio (including endorsements and sureties) decreased 1.6% from the third quarter of 2015. In our credit portfolio, 89.9% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our relevant position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$14.2 billion from January to November 2015. In international fixed-income issues, we originated deals of US$1.8 billion with Latin-American companies in the same period, according to Dealogic data(*).

(*) Includes only transactions in US dollars and local currency above US$50 million.

Mergers and Acquisitions: in the period from January to December 2015, we were leaders in the Thomson Reuters ranking for the number of operations in the Brazilian Market, with a total volume of US$11.1 billion.

Project Finance: in the fourth quarter, we were the exclusive financial advisor to the financing operations related to the Light Rail Vehicles in Rio de Janeiro (R$760 million), an important urban mobility project to the heritage of the Rio de Janeiro Olympic Games, and to the Itarema wind power complex (R$653 million) with 207MW capacity, sufficient to serve 250,000 people. We also provided advisory services to China Three Gorges for the winning bid at the auction for the concession for exploring hydroelectric assets totaling 4,995MW capacity with a grant of R$14.1 billion.

Wealth Management and Services

Asset Management

In December 2015, we reached R$473.1 billion(*) in managed assets, accounting for 15.9% of the market. In the last 12 months, the volume of managed assets grew 18.1% in total, and noteworthy were fixed income and money market funds. In addition to a strong local presence, we are present in the world’s major financial centers, with strategically allocated professionals, searching for opportunities and investment solutions appropriate for different customer profiles.

(*)Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2015. Considers Itaú Unibanco and Intrag.

Securities Services

With four business lines, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,429 clients in 22 countries. We ended December 2015 with a custody market share of 23.4% and a total of R$1,041 billion in assets under custody. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended December with R$906 billion under custody, an increase of 11% from the same period of 2014.

International Custody: we offer services of custody and representation to investors from outside Brazil, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended December with R$135 billion under custody, a decrease of 13% from the same period of 2014.

Corporate Solutions: we offer many solutions for capital markets, such as the control of stock option programs, bookkeeping, debentures, settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 222 companies listed on the BM&F Bovespa, representing 61.8% of the total, and we are also the leaders in the bookkeeping of debentures, acting as bookkeeper of 492 issues as of December 2015.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa – December 2015.

Private Bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion and Nassau.

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in eighteen countries outside Brazil.

Additional information is available on the next pages.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay and Uruguay, we serve the retail banking, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have an Itaú BBA representation office and, in Colombia, we are gradually intensifying our presence through our corporate and investment banking operation. In Mexico, we operate a full-service broker-dealer.

In 2015, the merger of Itaú Chile with CorpBanca was approved in Chile. With the authorization of the Chilean regulator, and after all the regulatory authorizations already obtained in Brazil, Colombia and Panama, the merger has been authorized by all the competent authorities. The merger shall occur in the first half of 2016. This operation is an important part of our strategy to expand our presence in Latin America, consolidating our prominent position in Chile and Colombia, as well as diversifying our operations in the region.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about our number of employees abroad and the international service network is presented below:

Employees Abroad

International Service Network

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Activities Abroad

Latin America

Our operations in Latin America are mainly focused on commercial banking and are concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay). Besides this operations we also operate in Colombia in investment banking and corporate segments. In Peru, we operate in the corporate segment through a representation office. In Mexico, our full-service broker-dealer started its operations.

Latin America is a priority for our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

We have expanded our business in the region on a sustainable way over the past years and, our priority now is to gain economies of scale and to maintain a strong presence in the local retail markets and to strengthen our relationships with local companies.

We are presenting the consolidated results for Latin America as well as for its respective countries in constant currency(1) and, from this quarter on, using the managerial concept, which includes the allocation of costs from the structure in Brazil and the impact of the Brazilian income tax.

Annual Income Statement | Latin America (2)

	2015			2014
							Change
	Nominal	Exchange	Constant	Nominal	Exchange	Constant	in Constant
In R$ millions	Currency	Rate Effect (1)	Currency	Currency	Rate Effect (1)	Currency	Currency
Operating Revenues	5,683	386	6,069	4,311	1,091	5,402	12.3%
Managerial Financial Margin	3,712	281	3,993	2,888	663	3,551	12.4%
Financial Margin with Clients	3,224	180	3,404	2,410	749	3,159	7.7%
Financial Margin with the Market	488	101	589	478	(87)	392	50.3%
Commissions and Fees	1,870	97	1,966	1,375	413	1,788	10.0%
Insurance, Pension Plan and Premium Bonds	101	8	110	47	16	63	74.7%
Result from Loan Losses	(519)	(39)	(559)	(434)	(130)	(564)	-0.9%
Provision for Loan Losses	(586)	(43)	(629)	(481)	(145)	(625)	0.5%
Recovery of Loans Written Off as Losses	66	4	70	47	15	61	13.7%
Retained Claims	(30)	(2)	(32)	(15)	(4)	(19)	63.2%
Other Operating Expenses	(3,479)	(150)	(3,629)	(2,594)	(625)	(3,219)	12.7%
Non-Interest Expenses	(3,359)	(128)	(3,487)	(2,489)	(597)	(3,086)	13.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(119)	(22)	(141)	(105)	(28)	(133)	6.6%
Insurance Selling Expenses	0	(0)	(0)	(0)	(0)	(0)	119.5%
Income before Tax and Minority Interests	1,655	194	1,849	1,268	332	1,600	15.6%
Income Tax and Social Contribution	(542)	(68)	(610)	(409)	(97)	(505)	20.6%
Recurring Net Income	1,113	127	1,240	859	235	1,094	13.3%
Return on Average Equity - Annualized	17.5%		18.3%	16.3%		15.7%	250	bps
Efficiency Ratio	60.7%		59.2%	59.4%		58.8%	40	bps

(1) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of December 2015 to all periods analyzed and hedge adjustments.

(2) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru and Mexico.

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis	Activities Abroad

Quarter Income Statement | Latin America (1)

	4Q15			3Q15
							Change
	Nominal	Exchange	Constant	Nominal	Exchange	Constant	in Constant
In R$ millions	Currency	Rate Effect (2)	Currency	Currency	Rate Effect (2)	Currency	Currency
Operating Revenues	1,580	26	1,606	1,573	(36)	1,536	4.5%
Managerial Financial Margin	1,048	37	1,085	1,041	(39)	1,003	8.3%
Financial Margin with Clients	935	(22)	913	830	12	842	8.4%
Financial Margin with the Market	113	59	172	211	(51)	160	7.5%
Commissions and Fees	501	(11)	489	507	1	508	-3.7%
Insurance, Pension Plan and Premium Bonds	31	(0)	31	25	1	26	20.9%
Result from Loan Losses	(112)	3	(109)	(132)	(5)	(138)	-20.7%
Provision for Loan Losses	(133)	3	(130)	(150)	(5)	(155)	-16.5%
Recovery of Loans Written Off as Losses	21	(0)	21	18	0	18	15.6%
Retained Claims	(11)	(0)	(11)	(6)	(0)	(6)	70.0%
Other Operating Expenses	(1,006)	20	(986)	(902)	(10)	(912)	8.1%
Non-Interest Expenses	(966)	23	(943)	(874)	(1)	(875)	7.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(40)	(3)	(43)	(27)	(9)	(37)	18.1%
Insurance Selling Expenses	0	(0)	0	(0)	(0)	(0)	-230.1%
Income before Tax and Minority Interests	452	49	501	532	(52)	481	4.1%
Income Tax and Social Contribution	(155)	(23)	(178)	(184)	22	(162)	10.0%
Recurring Net Income	296	26	323	348	(29)	319	1.1%
Return on Average Equity - Annualized	15.3%		16.9%	22.5%		20.2%	- 340	bps
Efficiency Ratio	63.2%		60.7%	56.8%		58.6%	220	bps

(1) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru and Mexico.

(2) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of December 2015 to all periods analyzed and hedge adjustments.

Net income for the fourth quarter of 2015 totaled R$323 million, an increase of 1.1% when compared to the third quarter of 2015. The financial margin increased 8.3% in the period, mainly as a result of higher treasury results in Argentina and of the sale of a student loan portfolio in Chile (R$79 million effect). On the other hand, there was a reduction in commission and fees, mainly due to the new regulation of credit card charges in Paraguay and to lower commissions in the corporate segment (investment structuring) in Chile.

The provision for loan losses decreased 16.5% in the fourth quarter, mainly due to higher provisions in the companies segment in Chile that occurred in the third quarter of 2015.

Non-interest expenses increased 7.8% mainly due to higher marketing, communication and personnel expenses, as well as integration expenses in Chile.

Argentina

Net income in Argentina reached R$94 million in the fourth quarter of 2015, mainly impacted by higher treasury results, influenced by market volatility. Non-interest expenses reached R$243 million, an increase of 13.4% from previous quarter, mainly due to the increase in marketing, promotion and personnel expenses.

Income Statement | Argentina

In R$ millions	4Q15	3Q15	change
Operating Revenues	451	420	7.2%
Managerial Financial Margin	336	293	15.0%
Financial Margin with Clients	232	229	1.1%
Financial Margin with the Market	105	63	64.9%
Commissions and Fees	114	128	-10.6%
Result from Loan Losses	(6)	(12)	-46.6%
Provision for Loan Losses	(9)	(14)	-40.2%
Recovery of Loans Written Off as Losses	2	3	-10.8%
Other Operating Expenses	(285)	(250)	13.9%
Non-Interest Expenses	(243)	(214)	13.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(41)	(35)	16.9%
Income before Tax and Minority Interests	160	159	0.7%
Income Tax and Social Contribution	(66)	(60)	9.0%
Recurring Net Income	94	99	-4.4%
Return on Average Equity - Annualized	50.5%	56.4%	-590	bps
Efficiency Ratio	59.4%	55.7%	370	bps

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

Chile

In Chile, we operate in the commercial bank (retail), including high-income clients segments, in addition to operations in the companies and corporate segments.

In this quarter, net income reached R$114 million, a 20.6% increase from the previous period. Financial margin increased 14.0%, mainly due to the sale of a student loan portfolio, with a positive impact of R$79 million.

Commission and fees decreased 16.6% mainly due to commissions in corporate segment (investment structuring) in the third quarter, which did not occur in the current quarter. Provision for loan losses reached R$75 million, a reduction of 33.9% when compared to the previous quarter, mainly due to higher provisions in the companies segments in the third quarter.

Non-interest expenses increased 11.6% mainly driven by expenses with CorpBanca integration, increase in fees on agreements for channels, transmission services and marketing actions.

Income Statement | Chile

In R$ millions	4Q15	3Q15	change
Operating Revenues	553	522	6.0%
Managerial Financial Margin	404	354	14.0%
Financial Margin with Clients	383	310	23.7%
Financial Margin with the Market	21	44	-53.4%
Commissions and Fees	119	142	-16.6%
Insurance, Pension Plan and Premium Bonds	31	26	20.9%
Result from Loan Losses	(63)	(103)	-39.2%
Provision for Loan Losses	(75)	(114)	-33.9%
Recovery of Loans Written Off as Losses	12	10	19.0%
Retained Claims	(11)	(6)	70.0%
Other Operating Expenses	(320)	(286)	11.7%
Non-Interest Expenses	(318)	(285)	11.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(0)	3.9%
Insurance Selling Expenses	(2)	(1)	45.1%
Income before Tax and Minority Interests	160	126	26.8%
Income Tax and Social Contribution	(46)	(32)	45.3%
Recurring Net Income	114	95	20.6%
Return on Average Equity - Annualized	10.4%	11.4%	-100	bps
Efficiency Ratio	58.7%	55.3%	340	bps

Paraguay

Our strategy for the commercial (retail) and companies segments over the past few years, allowed the consolidation of our position in the market. We hold the leading position among banks in Paraguay in terms of results and deposits (data provided by the Central Bank of Paraguay, December 2015).

This quarter, our net income in Paraguay was influenced by Law N° 5,476/2015 of Congreso de la Nación and by 2/Acta 60 of the Central Bank of Paraguay, which establish regulations related to the charge of commissions on financial products, setting limits to interest rates for credit cards, eliminating fees and regulating the realization of promotions. Therefore, the financial margin and commission and fees decreased 13.9% and 7.2%, respectively.

On the other hand, non-interest expenses decreased 11.0%, due to lower marketing and promotion expenses, as a consequence of the regulatory restrictions.

Income Statement | Paraguay

In R$ millions	4Q15	3Q15	change
Operating Revenues	201	228	-12.0%
Managerial Financial Margin	141	164	-13.9%
Financial Margin with Clients	121	141	-13.9%
Financial Margin with the Market	20	23	-13.5%
Commissions and Fees	60	64	-7.2%
Result from Loan Losses	(15)	(12)	20.1%
Provision for Loan Losses	(16)	(16)	-0.8%
Recovery of Loans Written Off as Losses	1	4	-66.4%
Other Operating Expenses	(96)	(108)	-11.0%
Non-Interest Expenses	(96)	(108)	-11.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	0	0	-62.3%
Income before Tax and Minority Interests	90	108	-16.5%
Income Tax and Social Contribution	(35)	(41)	-14.1%
Recurring Net Income	55	67	-18.0%
Return on Average Equity - Annualized	21.7%	30.9%	-920	bps
Efficiency Ratio	47.9%	47.4%	50	bps

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Uruguay

We are the third largest private bank in Uruguay in terms of loan portfolio (data provided by the Central Bank of Uruguay - BCU, December 2015) and we were recognized as the best bank in Uruguay by Euromoney magazine. We are also the leading player in the credit card segment through our credit card operator OCA.

Net income of our operations in Uruguay was R$43 million. Commission and fees increased 5.2%, mainly driven by higher credit card commissions and custody and fund management fees. On the other hand, provision for loan losses significantly increased this quarter, due to the downgrade of a specific client in the companies segment.

Non-interest expenses increased 10.6% in the quarter due to higher marketing, personnel, system and communication expenses.

Income Statement | Uruguay

In R$ millions	4Q15	3Q15	change
Operating Revenues	340	334	2.0%
Managerial Financial Margin	166	168	-1.2%
Financial Margin with Clients	142	142	0.1%
Financial Margin with the Market	24	26	-8.4%
Commissions and Fees	174	166	5.2%
Result from Loan Losses	(28)	(10)	165.0%
Provision for Loan Losses	(29)	(12)	147.3%
Recovery of Loans Written Off as Losses	1	1	-19.0%
Other Operating Expenses	(246)	(223)	10.5%
Non-Interest Expenses	(246)	(222)	10.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	0.7%
Income before Tax and Minority Interests	66	101	-34.0%
Income Tax and Social Contribution	(24)	(37)	-36.2%
Recurring Net Income	43	63	-32.7%
Return on Average Equity - Annualized	16.0%	29.1%	-1.310	bps
Efficiency Ratio	72.3%	66.7%	560	bps

Colombia

Our presence in Colombia is growing and we aim to be one of the three main investment and wholesale banks over the course of the next years. The sectors evaluated as most attractive are: Mining, Energy, Oil, Gas, and Infrastructure.

Peru

In Peru, we have a representation office and we are considering increasing our activities in corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the country strong growth.

Mexico

In October 2014, the Brazilian Central Bank approved the opening of a full service broker and, in November 2014, we received the approval of the local regulatory authority. The operation started in December of 2015.

Itaú Unibanco Holding S.A.	54

Itaú

4th quarter of 2015

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure

Itaú Unibanco Holding’s capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts on the NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,047,040	3,036,876	6,083,916
Treasury Shares
On 12/31/2014	2.5	53,829	53,831
Purchases of treasury shares	-	111,525	111,525
Exercised options - Granting of stock options	-	(5,874)	(5,874)
Disposals - Stock option plan	-	(5,343)	(5,343)
Bonuses in Shares (10%)	0.3	8,426	8,426
On 12/31/2015 (1)	2.8	162,563	162,565
Total Shares (-) Treasury Shares	3,047,037	2,874,313	5,921,351

(1) The average cost of non-voting treasury shares was R$26.78 and of the common treasury shares was R$7.25. For further information, including information on the “Stock Option Plan”, see Note 16 to the financial statements.

Our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organizational chart below summarizes the current ownership structure as at December 31, 2015:

Note: The percentages do not include treasury shares.

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

Annual Stockholders’ Meeting

Our Annual Stockholders’ Meeting will be held on March 30, 2016, and the call notice with information on the agenda and voting procedures, among other, will be disclosed until the end of February 2016, in accordance with our corporate event schedule.

As in the four past years, we will provide an electronic platform for our stockholders to cast their votes remotely on our Investor Relations website. This system enables early voting through an online proxy by means of a digital certificate, which ensures easy access for stockholders.

Free Float - Non-voting Shares | on 12/31/2015

Itaú Unibanco Holding S.A.	56

Management Discussion & Analysis	Stock Market Performance

Stock Market Performance | 4Q15

Our common and non-voting shares were traded on all BM&FBOVESPA’s sessions during 2015. Additionally, our non-voting shares are included in several Stock Exchange indexes on which financial institutions shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 12/31/2015(1)	26.33	24.58	6.51
Maximum price in the quarter	30.29	28.00	8.22
Average price in the quarter	27.84	25.59	7.20
Minimum price in the quarter	26.00	23.85	6.46
Closing Price at 09/30/2015	26.51	24.52	6.62
Maximum price in 12 months(2)(3)	35.91	32.66	12.42
Average price in 12 months(2)	30.14	27.93	9.23
Minimum price in 12 months(2)(4)	24.72	23.81	6.01
Closing Price at 12/31/2014(1)	31.45	29.36	11.83
Change in 4Q15	-0.7%	0.2%	-1.7%
Change in the last 12 months	-16.3%	-16.3%	-45.0%
Average daily trading financial volume - in 12 months (million)(2)	474.7	3.2	152.6
Average daily trading financial volume in 4Q15 (million)	484.0	2.8	138.0

(1) On 12/31/2015 and 12/31/2014 no trading session was held at the BM&FBOVESPA. Therefore, the amounts presented refer to 12/30/2015 and 12/30/2014.

(2) From 01/01/15 to 12/31/15;

(3) Prices on 11/24/14 for non-voting shares, on 04/24/15 for common shares and on 10/14/14 for ADRs;

(4) Prices on 08/24/15 for non-voting shares, on 09/30/15 for common shares and on 09/24/15 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information of 2014, 2013 and 2012 was adjusted by the July 2015, June 2014 and May 2013 bonus.

Liquidity of our shares

	4Q15	3Q15	4Q14
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market (R$ million)	29,042	30,760	33,763
Volume of Transactions (thousand)	2,101.5	2,302.6	1,877.7
Average volume by transaction (R$ thousand)	13.8	13.4	18.0
Negotiability Index (1)	5.07%	5.19%	4.32%
NYSE (ADR)
Total Financial Volume Traded (R$ million)	33,975	31,948	33,874
Volume of Transactions (thousand)	2,316.6	2,528.5	2,348.3
Average volume by transaction (R$ thousand)	14.7	12.6	14.4
Total outstanding ADRs (million)	873.9	942.9	913.0
Ratio of Total Outstanding ADRs to Total Outstanding Non-Voting Shares	30.4%	32.5%	33.7%

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it considered the trading in the three last months of each period. Source: Economática.

Market Capitalization vs. Ibovespa Index

On December 31, 2015, our market capitalization was R$155.7 billion, and the compound annual growth rate (CAGR) was 1.1% since 2012. The Ibovespa index reached 43.3 thousand points in the same period and its CAGR was 10.7% negative. According to information provided by Bloomberg, on December 31, 2015 we were the 2nd largest company by market capitalization in Brazil and the largest among financial institutions.

Market Indicators

•	Price / Earnings[1] – represents the ratio of price to net income per share.

•	Price / Book Value [2] – represents the ratio of market capitalization to stockholders' equity.

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

Foreign investors accounted for 71.1% of the financial volume of our shares traded on stock exchanges in 2015.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among other.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on capital. In 2015, we paid or recognized a provision of R$7.3 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price1) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing during each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends/Interest on capital distributed in the last 12 months of each period.

Itaú Unibanco Holding S.A.	57

Management Discussion & Analysis	Stock Market Performance

Net Income per Share1 and Recurring Net Income per Share1

(1) For calculation purposes, the retained earnings of the last 12 months were considered.

(2) ITUB4, ITUB3 and ITUB historical information of 2014, 2013 and 2012 was adjusted by the July 2015, June 2014 and May 2013 bonus.

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analyses. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on December 31, 2015, we present in the table below a summary of the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	9	15
Hold	7	6
Sell	2	2
Number of Analysts	18	23

Based on the information provided by Thomson, the average estimated target price for 2015 was R$32.45. According to Bloom-berg, the average estimated target price was R$32.80.

Shares Buyback

In 2015, we acquired (1) 115.4 million non-voting shares in the amount of R$3.3 billion for the average price of R$28.80 per share. The balance of treasury shares reached 162.6 million non-voting shares in December 2015, which is equivalent to 5.7% of outstanding shares of the same class.

Additionally, in January 2016, 8.0 million non-voting shares were repurchased.

In February 2016, the renewal of the share buyback program was approved at a Board of Directors meeting, authorizing the acquisition of up to 10.0 million common shares and 50.0 million non-voting shares, effective from February 3, 2016 to August 2, 2017.

(1) All amounts were adjusted to reflect the 10% share bonus approved at the Shareholders’ Meeting held on April 29, 2015.

10% Bonus in Shares

For the third consecutive year, we provided our stockholders with a 10% bonus in shares, and, therefore, in July 2015, they were granted one new share for each ten shares of the same type held.

The monthly dividend was maintained at R$ 0.015 per share, which represents a 10% increase in the amounts received on a monthly basis, and the cost of the bonus shares was R$18.35, which impacted the average price of the shareholders’ portfolio.

Euronext Vigeo - Emerging 70 Sustainability Index

In 2015, we were selected for the first time to make up the Euronext Vigeo – Emerging 70 Sustainability Index portfolio. This index is made up of 70 companies, selected from 900 listed companies in developing countries, with the best corporate responsibility performance according to the ratings assigned by Vigeo.

Credit Risk Assessment by Rating Agencies

In 2015, the changes in Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. ratings and outlooks were due to external factors, as follows: (i) change in Moody’s global methodology for banks; (ii) downgrade of Brazil´s sovereign credit rating and change in outlook from “stable” to “review for possible downgrade” by Moody’s; (iii) downgrade of Brazil´s sovereign credit rating to speculative grade by Standard & Poor’s; and (iv) two downgrades of Brazil´s sovereign credit rating, the second of which to speculative grade by Fitch Ratings.

The ratings of Itaú Unibanco S.A. are investment grade by Fitch Ratings and Moody´s and the rating of Itaú Unibanco Holding S.A. is investment grade by Fitch Ratings. To learn more about these ratings, please visit (www.itau.com.br/investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on December 29, 2005 through December 30, 2015, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and the CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis	Stock Market Performance

Corporate Events

Merger of Itaú Chile with CorpBanca – In 2015, the merger was approved in Chile. Therefore, we obtained all the regulatory authorizations in Brazil, Chile, Colombia and Panama.

The bank resulting from the merger will be called Itaú CorpBanca, which will operate under the “Itaú” brand and will be controlled by us, with a 33.58% stake in Itaú CorpBanca’s capital.

The implementation of the merger, which is expected to take place in the first half of 2016, will bring the following benefits to the shareholders of Banco Itaú Chile and CorpBanca:

•	Creation of one of the strongest financial institutions in Latin America;
•	Larger customer service network;
•	Lower funding costs and greater ability to further leverage Tier 1 capital; and
•	Operating cost synergies.

This operation consolidates the strategy to expand our presence in Latin America, placing us in an outstanding position in Chile and Colombia, as well as diversifying our operations in the region.

Acquisition of ConectCar shares – In October 2015, Rede entered into an Agreement for the Purchase and Sale of Shares and Other Covenants, by which it agreed to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A., by paying R$170 million to Odebrecht Transport S.A. The remaining 50% of ConectCar’s capital stock will be held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. The operation was approved by the Administrative Council for Economic Defense (CADE) and the Brazilian Central Bank (BACEN) in the end of 2015.

Control Acquisition – Recovery – In December 2015, we entered into an agreement with Banco BTG Pactual S.A. (“BTG”), by which we agreed to purchase a 81.94% stake in Recovery do Brasil Consultoria S.A. (“Recovery”), which is the total stake of BTG in Recovery.

After obtaining the regulatory and governmental authorizations required and complying with certain suspension conditions, we will pay R$640 million to BTG for the stake in Recovery.

In addition to the acquisition of the stake in Recovery’s capital stock, in the same operation we agreed to purchase approximately 70% of a R$38 billion portfolio in credit rights, associated with recovery activities, resulting from credits originated by some market banks. Subject to the same conditions precedent to the acquisition of the stake in Recovery’s capital stock, we will pay R$570 million to BTG for the stake in this portfolio.

Subsequent Event

List of Compliant Debtors – On January 21, 2016, we announced the Memorandum of Understanding entered into with four other banks, aimed at creating a credit intelligence bureau (CIB) company, which will be structured as a corporation under shared control, 20% for each bank. The CIB will develop a database with the purpose of gathering, reconciling and addressing registration data and credit information, of individuals and companies, which expressly authorize their inclusion in such database, as required by the applicable regulations. This procedure will lead to an increased information interchange on these individuals and companies, thus enabling the development and attainment of higher efficiency levels for credit management, which may facilitate credit granting, on a medium and long-term basis, to the National Financial System players and other credit companies. The technical operations of CIB will be carried out together with a technical partner selected to develop and implement the technological and analytical platform through a service agreement. The creation of the CIB is subject to the execution of final agreements among the five banks, and to the satisfaction of certain conditions precedent, including the approval of the proper regulatory authorities.

Market Relations

In 2015, we participated in 30 conferences and 9 road shows in Brazil and abroad. We also held 22 Apimec (Association of Capital Markets Analysts and Investment Professionals) meetings this year in Brazil, with the attendance of more than 2.6 thousand participants, which enable us to strengthen our relationship with stockholders, capital market analysts and investors.

2016 Agenda

February 2	Earnings Release - 4th Quarter of 2015

February 3	Conference Call - 4th Quarter of 2015 Earnings Result

Until February, 26	Call Notice for the Annual Stockholders´ Meeting of 2016 Disclosure

March 30	Annual Stockholders´ Meeting

May 3	Earnings Release - 1st Quarter of 2016

August 2	Earnings Release - 2nd Quarter of 2016

October 31	Earnings Release - 3rd Quarter of 2016

Itaú Unibanco Holding S.A.	59

Management Discussion & Analysis	Stock Market Performance

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Itaú Unibanco Holding S.A.	60

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of December 31, 2015, on which we issued an unqualified opinion dated February 1, 2016, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for year ended December 31, 2015.

Scope of the Review

We conducted our review in accordance with NBC TA 720, "The auditor's responsibility relating to other information in documents containing audited financial statements", which establishes the procedures to be performed in engagements of this nature. Those procedures primarily comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2015, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Sao Paulo, February 1st, 2016

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.	61

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Itaú Unibanco Holding S.A.	62

MANAGEMENT REPORT – January to December 2015

To our Stockholders:

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to December 2015, follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension (PREVIC).

The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM, Securities and Exchange Commission (SEC) and the Buenos Aires Stock Exchange (BCBA) websites. Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP), respectively.

1)	OVERVIEW

	2015	2014
Net income (R$ billion)	23.4	20.2
Recurring net income (R$ billion)	23.8	20.6
Recurring return on average equity - annualized	23.9%	24.0%
Return on average equity - annualized	23.5%	23.5%
BIS of Prudential Conglomerate (1)	17.8%	16.9%
Total Assets (R$ billion)	1,359.2	1,208.7
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	548.1	525.5
Employees	90,320	93,175
Brazil	83,481	86,192
Abroad	6,839	6,983
Branches and CSB – Client Service Branches (units)	4,891	5,039
Digital Branches	94	31
ATM – Automated Teller Machines (units)	26,412	27,916
Activities Abroad (2)	18	18

(1) The criteria used for Basel ratio calculation criterion related to December 31, 2014 and December 31, 2015 were the financial conglomerate and prudential conglomerate, respectively.

(2) Does not include Brazil.

2)	ECONOMIC ENVIRONMENT

2.1) International Context (ex- Latam)

The U.S. economy continues showing improvement in the labor market. The unemployment rate fell to 5.0% in December 2015 from 5.7% at the end of 2014. This favorable change followed a moderate growth in GDP, which expanded by 2.6% in the year through September, as compared to the same period of the previous year.

In the same comparison, Eurozone and Japan GDP grew by 1.5% and 0.4%, respectively; China, however, decelerated to 6.9% when compared to 7.3% achieved in 2014. This moderate growth in China has affected the expansion of emerging countries, including those of Latin America.

2.2) Latam Context (ex- Brazil)

In Latin America, commodities-exporting countries continue growing less in relation to the previous decade. Lower prices of commodities negatively affect investment, confidence and domestic income. Mexico has not fully benefited from the U.S. recovery, and falling oil prices have hindered the implementation of a reform in the energy sector.

Due to the currencies’ depreciation, inflation has been higher in almost all countries. The central banks of Chile, Colombia, Peru and Mexico are increasing monetary policy rates, despite low growth. The slowdown in economic activity and tax revenues related to lower commodities prices are also forcing governments to cut spending.

Although the region’s economic environment is unfavorable, economic fundamentals gave rise to differences between countries. Accordingly, slowdown in Chile, Colombia, Peru and Mexico has been smoother in relation to other Latin American countries.

2.3) Domestic Context

In the domestic scenario, GDP slowed in the period from January to September 2015, posting a 3.2% drop as compared to the previous year. Unemployment rate rose to 7.5% in November 2015 from 4.9% in November 2014. Inflation reached 10.67% in 2015. The Central Bank of Brazil increased the interest rate to 14.25% in July 2015 and kept it unchanged for the remaining year. The primary deficit accumulated in the year reached 0.7% of GDP in November 2015, compared to a 0.4% GDP in the same period of 2014. The current account deficit decreased due to a more depreciated exchange rate and a reduction of economic activity. Deficit in external accounts fell to 3.3% of GDP in 2015 from 4.3% in 2014.

The US dollar appreciated 47% against the real in 2015, closing at R$3.90/US$. Brazil has international reserves of approximately US$370 billion.

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3)	OUR HIGHLIGHTS IN 2015

3.1) A new management structure for Itaú Unibanco

In February, we announced changes in our management structure, chaired by Mr. Roberto Setubal, with the introduction of a new executive committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Management and Control of Risks & Finance; and Legal, Personnel & Institutional).

3.2) New Data Center Opened

In March 2015, we opened our new data center. This technology center will increase 25 fold the processing and storage capacity of our operations, in addition to providing a 43% reduction in the use of energy, as compared to our current consumption. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations. The migration of our systems and services is scheduled to be completed in the second half of 2016.

3.3) Corporate Events

Repurchase of shares – In 2015, we acquired(a) 115.4 million preferred shares of our own issue, in the total amount of R$3.3 billion, at the average price of R$28.80 per share.

The balance of treasury shares reached 162.6 million preferred shares in December 2015, equivalent to 5.7% of outstanding shares of the same class (free float).

Additionally, in January 2016, 8.0 million preferred shares were repurchased.

In February 2016, it was decided, at a meeting of the Board of Directors, the renewal of the buyback program, authorizing the acquisition of up to 10.0 million common shares and 50.0 million preferred shares valid for de period of from February 3, 2016 to August 2, 2017.

(a) All amounts were adjusted at the 10% bonus shares approved at the Stockholders’ Meeting held on April 29, 2015.

10% Bonus Shares for Itaú Unibanco Shares – For the third consecutive year, we granted a 10% bonus for our shares and in July 2015, our stockholders received a new share for every ten shares of the same type they held.

The monthly dividend was maintained at R$0.015 per share, which represents a 10% increase in the amounts received on a monthly basis, and the assigned cost of the bonus shares was R$18.348050984612, which impacted the average price of the shareholders’ portfolio.

3.4) Mergers, Acquisitions and Partnerships

Merger of Itaú Chile with CorpBanca – In 2015, the merger was approved in Chile. Therefore, we obtained all regulatory approvals in Brazil, Chile, Colombia and Panama.

The bank resulting from the merger will be called Itaú CorpBanca, which will operate under the “Itaú” brand and will be controlled by Itaú Unibanco through a 33.58% ownership interest in its capital.

The implementation of the merger, which will occur in the first half of 2016, will bring the following benefits to the stockholders of Banco Itaú Chile and CorpBanca:

• Creation of one of the strongest financial institutions of Latin America;

• A larger customer service network;

• Lower funding costs and increased leverage capacity of Tier 1 capital; and

• Operating cost synergies.

This operation consolidates the bank’s strategy to expand its presence in Latin America, placing the bank in an outstanding position in Chile and Colombia, as well as diversifying our operations in the region.

Alliance with MasterCard – In March 2015 we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to establish an alliance for a 20-year term, in the payment solutions market in Brazil. This alliance will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain veto and approval rights. This alliance is subject to approval by regulatory authorities.

Acquisition of ConectCar shares – In October 2015, Rede entered into an Agreement for the Purchase and Sale of Shares and Other Covenants, by which it agreed to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A., by paying R$170 million to Odebrecht Transport S.A. The remaining 50% of ConectCar’s capital stock will be held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. The operation was approved by the Administrative Council for Economic Defense (CADE) and the Central Bank of Brazil (BACEN) in the end of 2015.

Control acquisition – Recovery – In December 2015, we entered into an agreement with Banco BTG Pactual S.A. (“BTG”) by which we agreed to purchase a 81.94% stake in Recovery do Brasil Consultoria S.A. (“Recovery”), which is the total stake of BTG in Recovery.

After obtaining the regulatory and governmental authorizations required and complying with certain suspension conditions, we will pay R$640 million to BTG for the stake in Recovery.

Together with the acquisition of the stake in Recovery’s capital, in the same operation we agreed to purchase approximately 70% of a credit rights portfolio, in the amount of R$38 billion related to the recovery of portfolios, arising from credits originated by some banks from the market. Subject to the same conditions precedent to the acquisition of the stake in Recovery’s capital, we will pay R$570 million to BTG for the stake in this portfolio.

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3.5) Technology

Our technology is aimed at improving people’s day-to-day experience. We seek to have an increasingly relevant involvement in people’s basic demands, by making available the best experience they can have.

That is why we create our digital channels. For our clients to have the bank wherever and whenever they wish, be it at the branch or even in their pockets, in the car, in the park or any other place.

Digital channels – In 2015, 67% of our bank transactions came through our digital channels, which represented 8.9 billion transactions, a 23% increase compared to the previous year.

Over 40% of individual account holders access our digital channels on a monthly basis, whereas for the companies segment this figure exceeds 60%.

We highlight the mobile channel, which in 2015 grew by 5 percentage points in the share of transactions, accounting for 17% of the bank’s total transactions.

To ensure that our clients enjoy even more comfort and convenience, we continue to invest in our Digital Branches – an innovative pioneering relationship model, causing the bank to become even more available to clients, beyond traditional opening times and through the digital channel of their preference.

In December 2015, we reached the milestone of 1.1 million clients of the Digital Branches.

Social networks - In 2015, we continue to be the largest brand channel on Youtube in Brazil and the largest in the world in the financial segment, reaching over 192 million views up to December 31, 2015.

Our year-end message, called "Happy 2016”, was the most viewed video watched by Brazilians in December, according to the Youtube Ads LeaderBoard ranking. The video, narrated by actress Fernanda Montenegro, reached almost 52 million views on Youtube and Facebook, with 98% of positive comments.

In 2015, we achieved 7.6 million fans on Facebook. We have the largest community among banks in the world and one of the 15 largest fan bases among Brazilian brands, according to SocialBakers. Our profile on Twitter achieved over 594 thousand followers, which makes it the number one in Brazil's financial segment. We also have 64.7 thousand followers on Instagram.

Upon monitoring our profiles on social networks, which lists the interactions we have with our audiences – such as doubts, suggestions, compliments and complaints – we had over 549 thousand comments on Itaú Unibanco, of which 74% were positive or neutral, according to Gauge (a business innovation and business intelligence consulting firm).

“Cubo” – Our technology investments go beyond our core business.

In May 2015, we launched “Cubo”, in partnership with Redpoint eventures. A non-profit initiative, Cubo consists in a large development center for technological entrepreneurship, offering coworking spaces, education and networking activities, the purpose of which is to contribute on a structured basis to expand innovative and transforming initiatives. The headquarters of the Cubo was opened in September 2015 in São Paulo.

3.6) Subsequent Event

Credit Intelligence Bureau – On January 21, 2016, we announced the Memorandum of Understanding entered into with four other banks, aimed at creating a credit intelligence bureau (CIB), which will be structured as a corporation under shared control, 20% for each bank. CIB will develop a data base aiming to aggregate, reconcile and treat registration data and credit information of individuals and legal entities that expressly authorize their inclusion in such data base as required by applicable law. This action will increase the exchange of information of such individuals and legal entities, enabling higher levels of efficiency and improvement on credit management activities. This initiative shall facilitate, for participants of the Brazilian Financial System and other companies on the credit market, the granting of credit lines at long and medium terms. The technical implementation of CIB shall be performed together with a technical partner selected to develop and implement the technological and analytical platform through a service agreement. The creation of the CIB is subject to the execution of final agreements among the five banks, and to the satisfaction of certain precedent conditions, including the approval of the proper regulatory authorities.

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4)	OUR PERFORMANCE

4.1) Income and Returns

In R$ billion	Jan to Dec/2015	Jan to Dec/2014	Change (%) (1)
Income from financial operations before loan and losses	49.7	51.9	(4.1)
Expenses for allowance for loan losses	(27.2)	(19.3)	41.3
Income from recovery of credits written off as loss	4.8	5.0	(5.5)
Banking service fees and income from bank charges	30.8	27.7	11.1
Result from insurance, pension plan and capitalization operations	4.2	3.8	8.7
Personnel, other administrative and operating expenses	(43.8)	(39.2)	11.6
Tax expenses	(5.4)	(5.1)	5.6
Equity in earnings of affiliates and Other operating revenues (2)	1.6	2.3	(30.9)
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Management Members	8.6	(7.0)	-
Net income	23.4	20.2	15.4
Recurring net income (3)	23.8	20.6	15.6
Dividends and interest on capital (net of taxes)	7.3	6.6	10.1
Recurring return on average equity - annualized	23.9%	24.0%	-10	bps
Return on average equity - annualized	23.5%	23.5%	-
Recurring return on average assets - annualized	1.9%	1.8%	10	bps
Return on average assets - annualized	1.8%	1.8%	-

(1) Change is calculated based on actual figures in units.

(2) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(3) Excludes the non-recurring effects of each period.

The following contributed to the increase in net income from January to December 2015:

Banking service fees and income from bank charges: an 11.1% growth compared to the previous year, due to the increased income from credit cards, arising mainly from annual fees and other services; current account services, due to higher income from service packages; funds management, loan operations and guarantees provided.

Income from insurance, pension plan and capitalization operations: an 8.7% growth in relation to 2014, influenced by lower expenses on claims in the period – for additional information see item 4.4. Itaú Insurance, Pension Plan and Capitalization.

Expenses for allowance for loan and lease losses: a 41.3% increase from the same period of the previous year, mainly due to the recognition of a complementary provision for loan losses to the minimum required by CMN Resolution No. 2,682/99 in the amount of R$2,793 million(b), mainly due to a lower economic growth scenario.

Personnel, and other administrative and operating expenses: an 11.6% increase from the same period of the previous year, due to greater expenses on compensation and social benefits, greater expenses on facilities and data processing and telecommunications, and by higher operating expenses, due to the recognition of tax and social security provisions of R$560 million(b) and civil provisions.

Income from financial operations before loan and losses, Income tax and social contribution and tax expenses: the decrease in income from financial operations before loan losses is mainly due to the tax effects of hedging foreign investments(c), which are recorded under Income Tax, Social Contribution on Net Income (CSLL) and Tax expenses. If we had reclassified this result, the financial margin would have reached R$64.8 billion, a 17.7% increase from the same period of the previous year. This same reclassification to Income Tax and Social Contribution on Net Income line would have brought this figure to a R$4.6 billion expense, with a 50.0% decrease from the same period of the previous year; if we brought this reclassification to the Tax Expenses line we would have recorded a R$6.6 billion expense, a 21.3% increase from the same period of the previous year.

Income from financial operations before loan losses was negatively impacted by R$520 million(b) due to the change of the accounting treatment of the financial lease agreement related to the implementation of the Technology Center, intangible and fixed assets, and advances to suppliers.

Increase in the Social Security Rate – In 2015, the impact on results arising from the revaluation of tax credit balance from social contribution due to the increase in the tax rate was positive by R$3,988(b) million in the period.

(b) Non-recurring effects, net of tax effects. For additional information on non-recurring effects see Note 22 k) to the Complete Financial Statements.

(c) Brazilian tax legislation sets forth that gains and losses from foreign exchange variation on foreign investments are not taxable for PIS/COFINS/IE/CSLL purposes. On the other hand, gains and losses from financial instruments used to hedge this asset position are impacted by tax effects.

The different tax treatment granted to these foreign exchange differences results in volatility in Gain (loss) from operations and tax expense accounts (PIS/COFINS) and income tax (income tax/social contribution on net income).

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4.2) Asset Data

In R$ billion	Dec 31, 2015	Dec 31, 2014	Change (%) (1)
Total assets	1,359.2	1,208.7	12.4
Loan Portfolio with endorsements, sureties and private securities	585.5	559.7	4.6
Loan portfolio with endorsements and sureties	548.1	525.5	4.3
Corporate – Private securities	37.4	34.2	9.5
Free, raised and managed own assets	1,944.9	1,713.8	13.5
Subordinated debt	65.8	54.6	20.6
Stockholders’ equity	106.5	95.8	11.1

(1) Change is calculated based on actual figures.

4.2.1) Assets

Total consolidated assets reached R$1.4 trillion at the end of December 2015, a 12.4% growth from the same period of the previous year, mainly driven by an increase in short-term interbank investments and securities.

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on origination in lower risk products with increased guarantees.

Loan Portfolio

On December 31, 2015, the balance of the loan portfolio, including endorsements and sureties, reached R$548.1 billion, a 4.3% increase from December 31, 2014, mainly driven by increased payroll loans, mortgage loans, the corporate and Latin America portfolios.

If we also included the risks associated to the credits we have in the private securities modality, this increase will reach 4.6%. Excluding the effects of foreign exchange variation, our loan portfolio, including private securities, would have decreased 2.9% from the previous year.

On December 31, 2015 and 2014, the breakdown of the portfolio, including endorsements and sureties, is as follows:

4.2.2) Funding

Total free, raised and managed own assets amounted to R$1.9 trillion on December 31, 2015, up 13.5% from the same period of the previous year.

As compared to December 2014, we recorded a 3.1% increase in the sum of demand deposits and savings deposits. On December 31, 2015, the loan portfolio to funding ratio reached 73.0%.

In R$ billion	Dec 31, 2015	Dec 31, 2014	Change (%) (1)
Demand Deposits	61.1	48.7	25.4
Savings	111.3	118.4	(6.0)
Time Deposits	105.3	108.5	(3.0)
Debentures ( (Linked to Repurchase Agreements and Third Parties’ Operations)	152.2	139.9	8.8
Funds from Bills (2) and Structured Operations Certificates	50.8	31.7	60.5
Total - Funding from Account Holders and Institutional Clients (*)	480.7	447.2	7.5

(1) Change is calculated based on actual figures.

(2) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.

(*) Funds from Institutional Clients totaled R$36.7 billion, which corresponds to 7.6% of the total raised with Account Holders and Institutional Clients.

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Brazil – Individuals

Credit Card (Itaucard, Hipercard, Credicard and partnerships)

We are leaders in the credit card segment in Brazil in terms of transacted volume(d).

At December 31, 2015, the balance of the credit card portfolio was R$58.5 billion, a 1.3% decrease from the previous year.

From January to December 2015, the transacted volume in credit cards reached R$250.8 billion, which represented a 5.1% increase as compared to the previous year.

In the debit card segment, which includes account holders only, we have a base of 26.0 million accounts. Transacted volume reached R$83.8 billion from January to December 2015, a 12.4% growth from the same period of the previous year.

(d) Source: Itaú Unibanco and ABECS ((Brazilian Association of Credit Card Companies and Services) – January to November 2015.

Payroll loans

We are leaders in payroll loans among Brazilian private banks.

The loan portfolio balance reached R$45.4 billion (R$16.2 billion in our branch network and R$29.3 billion in other distribution channels), a 12.1% increase compared to December 31, 2014, and reached 8.3% of the bank’s total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, which accounted for 63.5% of the total payroll loan portfolio.

Personal loans

In December 2015 the balance of the personal loan portfolio reached R$29.0 billion, up 1.5% from the same period of the previous year.

Mortgage loans

We are leaders, among private banks, in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian savings and loans system)(e).

Our offer is made by a network of branches, development companies, and real estate agents. Mortgage loans reached R$34.6 billion, a 19.8% increase in 12 months, and accounted for the third largest balance of our loan portfolio for individuals in December 2015.

The ratio of the loan amount to the value of the financed properties was approximately 43.7% from January to December 2015.

From January to December 2015, we carried out approximately 34.1 thousand financing operations to borrowers, in the amount of R$10.5 billion. For entrepreneurs, the volume of financing operations contracted generated 20.0 thousand new units, in the amount of R$3.4 billion.

In September 2015, we were ranked first in three categories for Latin America and three categories for Brazil at the Euromoney’s Real Estate Survey, organized by Euromoney magazine. This survey acknowledges the best companies operating in the real estate market sector worldwide.

(e) Source: Itaú Unibanco and ABECIP (Brazilian Association of Mortgage Loans and Savings Companies) - December 2015

Vehicles

The balance of the vehicles financing portfolio reached R$20.0 billion, a 30.9% decrease from the same period of the previous year. Between January and December 2015, new vehicle financing contracts reached 8.8 billion, with average term of 40 months, and half of the transactions were carried out with maximum terms of up to 36 months.

The ratio of the loan amount to the average asset value of the portfolio was 70.8% in December 2015, continuing the downward trend.

Brazil - Companies

Large Companies

At December 31, 2015 the balance of the loan portfolio reached R$205.7 billion, a 2.0% increase from the same period of the previous year.

In derivatives, we are the leaders in CETIP in terms of financial volume and number of contracts. The focus was on operations hedging exposures to foreign currencies, interest rates and commodities with clients.

Very small, small and medium-market companies

At December 31, 2015 the balance of the loan portfolio reached R$82.7 billion, a 1.7% decrease from the same period of the previous year.

We kept the focus on reviewing and streamlining our product offering to very small, small and medium-market companies. As an example, the “Conta Certa” (right account), besides having more services, enables clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their needs.

Latin America

Our loan portfolio in Latin America reached R$72.1 billion, posting a 34.8% increase from December 2014. Excluding the foreign exchange effect of the respective local currencies against the Real, the growth of the loan portfolio was 7.3% in the period. We highlight the 35.8% (8.1% ex-foreign exchange rate variation) in Chile, a growth of 44.1% (14.8% ex-foreign exchange rate variation) in loans to individuals and 30.5% (3.9% ex-foreign exchange rate variation) for the companies segment.

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Default

Our policy for reducing risk in credit granting, started in 2011, resulted in the improvement of the default, mainly impacted by the change in the credit profile of our portfolio. As a result of the economic scenario:

•	Total default rate (NPL over 90 days) reached 3.5% at December 31, 2015, up by 40 bps from December 31, 2014.
•	In the individuals portfolio, the default rate reached 5.4% at the end of December 2015, increasing 70 bps from the same period of the previous year, and
•	In the companies portfolio, the default rate reached 1.9% at the end of December 2015, increasing 10 bps from the same period of the previous year.

Due to an expected continuing challenging economic environment for 2016, we recognized provisions complementary to the minimum required by the Central Bank of Brazil, which brought in the balance of these provisions to R$11.0 billion.

The coverage ratio of portfolio past due for over 90 days reached 208% in December 2015, a 15 p.p. increase from the same period of the previous year.

4.2.3) Capital Strength

In order to ensure our strength and the capital availability to support business growth, regulatory capital levels were kept above the requirements of BACEN (Consolidated Prudential*), as evidenced by the Basel ratio and Common Equity Tier I and Tier II (see to the Risk Management – Pillar 3 report in the Corporate Governance section on the IR website).

At the end of December 2015, the Basel ratio reached 17.8%, of which 14.0% was Tier I Capital and 3.8% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators evidence our effective capacity of absorbing losses.

Our subordinated debt, which is part of our regulatory capital Tier II, reached R$27.1 billion at December 31, 2015.

Capital(*)	Dec 31, 2015	Dec 31, 2014	Change
Nível I	14.0	12.5	150	bps
Nível II	3.8	4.4	-60	bps
Basel ratio	17.8	16.9	90	bps

(*) Consolidated Prudential: Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation.

4.2.3.1) Credit Risk Ratings by Rating Agencies

In 2015, changes in ratings and in rating outlooks of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. occurred due to exogenous factors, as follows: (i) change in Moody’s global methodology for banks; (ii) downgrade of Brazil´s sovereign credit rating and change in outlook from “stable” to “review for possible downgrade” by Moody’s; (iii) downgrade of Brazil´s sovereign credit rating to speculative grade by Standard & Poor’s; and (iv) two downgrades of Brazil´s sovereign credit rating, the second of which to speculative grade by Fitch Ratings.

Itaú Unibanco S.A. ratings are investment grade by Fitch Ratings and Moody’s, and Itaú Unibanco Holding S.A. rating is investment grade by Fitch Ratings. To learn more about these ratings, please visit (www.itau.com.br/investor-relations > Itaú Unibanco > Market Opinion > Ratings).

4.3) Services

We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

In December 2015, we reached R$473.1 billion(f) in assets under management, according to the ANBIMA management ranking, accounting for 15.9% of the market. We posted a 18.1% growth compared to the same period of the previous year, and particularly noteworthy were fixed income and pension plan funds. In addition to the strong performance in the domestic market, we are present in main global financial centers, with strategically allocated professionals searching for investment opportunities and solutions adequate to different clients' profiles.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$6.9 billion in managed assets.

(f) Source: ANBIMA Management Ranking – November 2015. Includes Itaú Unibanco and Intrag.

Custody and Bookkeeping Services

In the custody market, we hold R$1.0 trillion in assets, according to the ANBIMA management ranking in November 2015, which represents a 5.6% increase as compared to the same period of the previous year(g). We provided services to 222 companies listed on the BM&FBOVESPA, accounting for 62.0% of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 498 issues until November 2015, accounting for 51.8% of the market(g).

(g) Source: Itaú Unibanco, ANBIMA and BM&FBovespa – November 2015.

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves clients in offices in 8 cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

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In 2015, we were acknowledged by the main publications in the private banking market “Best Private Banking Services Overall in Brazil” by Euromoney magazine, “Best Private Bank in Brazil” by PWM/ The Banker, “Outstanding Global Private Bank – Latin America” by Private Banker International and “Best Private Bank in Brazil” and “Best Private Bank in Latin America” by Global Finance. These awards are granted according to the outcome of assessments conducted by major Wealth Management market institutions and players, and take into account client relationship, portfolio management, asset allocation, offering, risk control and business strategy.

Consortium (Vehicles and Properties)

In December 2015, the balance of installments receivable reached R$11.8 billion, with an increase of 8.0% when compared to December 2014.

We reached approximately 415 thousand agreements in force, a 3.3% increase when compared to the previous year.

Consortia management fees reached R$683.7 million from January to December 2015.

Investment Banking

From January to December 2015, we highlight our Merger and Acquisition operation, which provided financial advisory on 54 transactions in Latin America, totaling US$11.1 billion and topping the Thomson Reuters ranking.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$14.2 billion in the period from January to November 2015. In international issues of fixed income of Latin American companies, we acted as the joint bookrunners of offerings with a total volume of US$1.8 billion in the period, according to Dealogic(h).

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Mexico, United Kingdom and Peru, with a representation office in the latter.

In this same period, we were awarded as the “Most Innovative Investment Bank in LatAm 2015” by The Banker and “Best Investment Bank in Latin America”, “Best Investment Bank in Brazil”, “Best Investment Bank in Argentina”, “Best M&A Bank in Latin America” and “Best Equity Bank in Latin America” organized by Global Finance.

(h) Includes only transactions in US dollars and local currency above US$50 million.

Electronic Payment Means

From January to December 2015, we reached 4,028.1 million debit and credit cards transactions, a 4.4% increase from the same period of the previous year.

The volume transacted on credit cards was R$249.7 billion from January to December 2015. This amount accounts for 65.2% of total transactions arising from acquiring business, and a 7.8% increase from the previous year.

The volume captured in debit cards was R$133.4 billion and represented 34.8% of the volume transacted from January to December 2015, up 5.9% as compared to the same period of 2014.

We closed the period with 1.9 million installed equipments, a 4.2% growth compared to the previous year.

REDE and Poynt Co. entered into an agreement for the exclusive distribution of a new terminal model that accepts payments with cards in the retail segment. These new devices will be offered to our retail partners over 2016.

In 2015, we were elected the company of the year at the Época Awards “Reclame Aqui (complain here) in the “Electronic Means of Payment” organized by Época magazine and the Reclame Aqui. Also in 2015 REDE was elected one of the 25 most valued brands in Brazil at the 2015 Brazilian Most Valued Brands survey conducted by Interbrand.

4.4) Itaú insurance, pension plan and capitalization

Insurance(i)

We continue to concentrate distribution efforts on our own channels, by giving priority to sales through more efficient channels that generate positive impacts in our operation.

Net income for the period posted a 6.2% reduction in up to December 2015, as compared to the same period of the previous year, due to the accelerated termination of the agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014.

The result of insurance core activities(j) posted a 0.8% grown in 2015, when compared to the previous year. Earned premiums posted a 6.4% reduction in relation to 2014, totaling R$5.6 billion in the period. Retained claims totaled R$1.6 billion in 2015, a 21.0% reduction in relation to 2014. The drop in earned premiums and retained claims were impacted by the sale of the large risks portfolio in 2014.

In 2015, loss ratio was 27.7%, a 510 bps reduction from the prior year. The combined ratio was 70.3%, a 350 bps reduction from the previous year. Technical provisions for insurance reached R$4.9 billion at December 31, 2015.

Sales through bankline/internet, ATM, bankfone and bank-teller terminals accounted for 40.2% of total sales to accountholders from January to December 2015. Sales growth of insurance policies to accountholders through ATMs was 39.1% up to December 2015 compared to the previous year, and now account for 9.1% of sales to accountholders in the period. The amount of sales to clients of the Digital Branches accounted for 7.8% of insurance gross sales to accountholders in the fourth quarter of 2015.

(i) Not considering our interest in Porto Seguro.

(j) Our core activities consist in the offer of Personal, Equity, Credit Life, Pension Plan and Capitalization mass products.

Pension Plan

The gross total funding from pension plans totaled R$20.5 billion in 2015, a 17.0% drop as compared to the previous year. Funding from individual pension plans reached R$18.4 billion in the period.

Revenues from management fees increased 9.9% in relation to the period from January to December 2014, reaching R$1.3 billion. Technical provisions were up 19.8% from the same period of the previous year, totaling R$124.1 billion at the end of December 2015, mainly driven by increased provisions for VGBL product.

In November 2015, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions (k) was 23.8%, whereas the individual plans accounted for 24.1%.

(k) Source: FENAPREVI – data of November /2015.

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Capitalization

In capitalization, we reached 14.0 million certificates in force at December 31, 2015, posting a 5.8% decrease from the previous year. The technical provisions for capitalization reached R$3.0 billion at December 31, 2015, and collections of capitalization certificates reached R$2.8 billion in 2015, recording a 13.6% increase from the same period of the previous year.

In 2015, the volume of collections from account holders posted a 22.5% increase.

The amount of sales to Digital Branches clients accounted for 4.9% of total capitalization certificates to accountholders in the fourth quarter of 2015.

We remained leaders in terms of technical result (l), taking into account the total capitalization market, with a 29.4% market share from January to November 2015, according to SUSEP.

(l) Source: SUSEP (November 2015). Technical Result = Net revenue from capitalization certificates (+) Results from raffles (-) Acquisition costs (+) Revenue from redemption of certificates.

4.5) Stock Market

Market value – at December 31, 2015, we were ranked the second largest company in Brazil based on market value (R$155.7 billion), and the first among financial institutions, according to the Bloomberg ranking.

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to December 2015 was 32.0 thousand per session, 25.5% higher than in the same period of last year, with an average volume of R$15.0 thousand per transaction. Comparatively, Ibovespa’s daily average volume of transactions increased 6.1% and the average volume per transaction was R$7.2 thousand. On NYSE, the daily average volume of transactions of ITUB was 36.7 thousand per session, 0.3% higher than the total from January to December 2014, with an average volume of R$13.8 thousand per transaction.

Stockholders’ Compensation:

Dividends and interest on capital: We remunerate our stockholders with monthly and supplementary payments of dividends and interest on capital. From January to December 2015, we paid or provided for R$7.3 billion in dividends and interest on capital, net of taxes.

Return on investment: At December 31, 2015(m), the return on investment in terms of dividends/interest on capital to stockholders in relation to the share price at January 2, 2015, net of taxes, was 3.75%.

(m) Includes total dividends/interest on capital distributed in the 12-month period.

Relations with the market

In 2015, we took part in 30 conferences and nine road shows in Brazil and abroad, and held 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings this year in Brazil, with the attendance of over 2.6 thousand participants, thus strengthening our relationship with stockholders, analysts and investors of capital markets. As a result of our activities, we received the following acknowledgements:

2015 Latin America Executive Team Rankings – organized by Institutional Investor magazine, we were acknowledged in 9 out of 11 categories: Best Investor Relations by the buy-side and sell-side; the Best CEO by the buy-side and sell-side; the Best CFO by the buy-side, and the Best Investor Relations Professional: 1st place by the buy-side and sell-side and 2nd place by the buy side; Best Investor Relations Meetings.

IR Magazine Awards Brazil 2015 – organized by IR Magazine and the Brazilian Institute of Investor Relations (IBRI), we were acknowledged in three categories: Best Investor Relations in the Financial Sector; Best use of technology (large cap), and Best Annual Report.

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The table below shows the main market indicators at December 31, 2015:

		R$	%
Shares	December 31, 2015	December 31, 2014	Change
Recurring net income per share(1)	3.98	3.43	16.0
Net income per share(1)	3.90	3.36	16.1
Book value per share(1)	17.98	15.91	13.0
Number of outstanding shares (in millions)(2)(3)	5,921.4	6,024.7	(1.7)
Dividends/Interest on capital, net per share	1,2376	1,2204	1.4
Price of preferred share (ITUB4)(2)(4)	26.30	31.56	(16.7)
Price of common share (ITUB3)(2)(4)	24.28	29.00	(16.3)
Price of preferred share (PN)(2)(4)/Net income per share (annualized)	6.74	9.39	(28.2)
Price of preferred share (PN)(2)(4)/Stockholders’ equity per share	1.46	1.98	(26.3)
Market value (in billions) (5)(6)	155.7	190.2	(18.1)

(1) Calculated based on the weighted average of the number of shares;

(2) Adjusted by bonus carried out on July 17, 2015;

(3) For better comparability, outstanding shares in the period of September 30, 2014 were adjusted by the bonus shares.

(4) Based on the average quotation on the last day of the period;

(5) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(6) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$150.6 billion on December 31, 2015 and R$183,1 billion December 31, 2014, resulting a variation of 17.8%.

4.6) Statement of Added Value

The distribution of added value is an accounting reference that allows to see how the generation of the bank’s value is distributed among its different audiences. Our added value, which shows the wealth generated for the community, reached R$55.2 billion in 2015, (disregarding the hedge tax effect), a 3.8% increase when compared to 2014. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments, as shown on the right:

5)	OUR CORPORATE GOVERNANCE

We seek the constant evolution of our management policies and mechanisms to assure excellence in our practices and sustainable growth.

Thus, in 2001 we were one of the first companies to voluntarily adhere to Corporate Governance Level 1 of BM&FBOVESPA and in 2002 we recorded our ADSs Level 2 on the NYSE. We voluntarily adhered to Self-Regulation and Good Practices Code of Publicly-Held Companies of the Brazilian Association of Publicly-Held Companies (Abrasca).

Our governance practices have been acknowledged, and, as a result, our shares have been included in the Corporate Sustainability Index (ISE) portfolio of BM&FBOVESPA since it was created in 2005, and in the Dow Jones Sustainability World Index since its creation in 1999. We adopt a Code of Ethics applicable to all our employees, members of the Board of Directors and officers. Our Code is based on principles that support an organizational culture focused on valuing people, strictly compliance with rules and regulations, and the constant search for development.

We have a Policy for Disclosure of Material Information, which establishes guidelines and procedures to be followed in the disclosure of material information and protection of confidentiality not yet disclosed. Additionally, we also adopted the Policy for Trading of Securities, which establishes guidelines and procedures to be followed by the company and people related thereto for trading securities issued by the company.

Our management is structured to assure that issues are duly discussed and decisions are made on a joint basis.

The General Meeting is the decision making and governing body that brings together the shareholders, on a yearly basis before the end of April, and on extraordinary basis whenever corporate interest so requires. The Board of Directors is the body responsible for establishing the general guidelines for our business. Their members are elected yearly and the Board’s performance is assessed every term of office, to assure that its members are aligned with the organization's values and that they represent the interests of our stockholders.

Our Board of Directors currently has 12 members, four of which are independent (33%). We have seven committees reporting to the Board of Directors: Audit, Compensation, People, Appointments and Corporate Governance, Strategy; Capital and Risk Management, and Related Parties. Its members are elected by the Board for a one-year term of office and they should have proven expertise in their respective areas. These and other information on our corporate governance structure are available on our Investor Relations website: https://www.itau.com.br/investorrelations/ corporate governance.

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6)	CORPORATE CONTROLS

6.1) Risk and Capital Management

We consider risk management as an essential instrument to optimize the use of funds and to choose the best business opportunities, aiming at maximizing the value added to stockholders. Our risk management is the process through which:

•	the existing and potential risks in our operations are identified and measured; and
•	policies, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and our strategies are approved;

Our portfolio is managed in search for the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies and purpose of our support and business units, with possible impacts on income, capital and reputation.

We adopt a proactive attitude in capital management, comprising the following phases: identification and analysis of material risks, capital planning, stress tests conducted focusing on the analysis of the impact of severe events on our capitalization level, maintenance of the capital contingency plan, internal assessment of capital adequacy and preparation of management reports.

6.2) Anti-money laundering and illegal actions regulations

Financial institutions perform a key role in the prevention and fight against illegal actions, among which are money laundering, terrorism financing, and frauds. The major challenge is to identify and repress increasingly sophisticated operations that try to dissimulate the origin, title and movement of goods and funds arising from illegal activities.

We established a corporate policy with the purpose to prevent our involvement with illegal activities and to protect our reputation and image before the employees, clients, strategic partners, suppliers, service providers, regulatory bodies and regulatory bodies and society, by means of a governance structure focused on transparency, strict compliance with rules and regulations, and cooperation with legal and police authorities. We also seek to continually align with the best national and international practices for prevention and fight against illegal actions, through investments and continuous qualification of our employees.

As it is in compliance with corporate policy guidelines, we established a program to prevent and fight against illegal actions, based on the following pillars:

•	Client Identification Process;
•	“Know Your Client" (KYC) Process;
•	“Know Your Partner" (KYP) Process;
•	“Know Your Supplier" (KYS) Process;
•	“Know Your Employee" (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Communication of Suspicious Transactions to Regulatory Bodies; and
•	Training.

This program is applicable to all our conglomerate, including our subsidiaries and affiliates in Brazil and abroad. Governance on prevention and fight against illegal actions is carried out by the Board of Directors, Audit Committee, Compliance and Operational Risk Committee, Internal Operational Risk Committee and by the Anti-Money Laundering Committee.

6.3) Operational Structure and Internal Controls

The integrated management of operational risk, internal controls and compliance follows the internal policy approved by the Board of Directors and is structured in three lines of defense:

•	1st line: represented by business and risk control areas, being responsible for identifying, measuring, assessing and managing operational risk events, as well as for maintaining an effective control environment (including the compliance with internal and external rules).
•	2nd line: represented by the internal control / independent validation area, being responsible, among others, for disseminating and assuring the implementation of decisions, policies, and strategies for operating risk management, as well as for validating policies and processes on an independent basis.
•	3rd line: represented by the Internal Audit area, being responsible, among others, for verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management.

Following the best Basel agreement practices, we perform the independent validation of risk model and processes. This activity is performed by the Internal Controls and Compliance Office (DCIC), which, being segregated from the business and control risk area, guarantees the independence of assessments.

6.4) Information Security

The Information Security area is responsible for providing structured and consolidated information on the main information security risks in different organization levels, aiming at reducing financial losses and the image risk in Brazil and abroad, based on the definition of policies, process and procedures that support all information chain.

We monitor and treat any type of attack and security incident quickly and efficiently, managing all safety tools with a certified team specialized in diversified technologies. We manage access to systems and resources effectively, monitoring the movements required to ensure security in consultation of systems and information.

We work together with the business and technology areas to maintain the architecture of solutions and products with highest security level.

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We are certified in the public pages of the www.itau.com.br website under the Brazilian NBR ISO/IEC 27001 standard, aiming at ensuring protection and privacy of the information provided by clients and other sources, with the sole and exclusive purposes of meeting the targets established in interactive products and services.

7)	PEOPLE

We had 90,320 employees at the end of December 2015, including 6,839 in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$13.2 billion from January to December 2015, with a 14.4% increase from the same period of the previous year.

Over R$201.6 million was invested in training programs in 2015, totaling 1.5 million hours. The following programs are worth noting among the total hires made in 2015:

•	109 people for the 2016 Trainee Program. Young people from the whole country took part in the selection process, in addition to our interns and collaborators eligible for the program.
•	4,008 students for the Itaú Unibanco Internship Program, 49% of whom were made permanent.
•	1,741 employees for the Apprentice Program;
•	218 employees for the Inclusion of Disabled People Program.

The turnover rate, which measures the ratio of hiring and termination (either voluntary or not) in 2015 was 10.6%. We invested in the employee relocation program, which purpose was to create opportunities for internal transfers, considering the availability of openings and the profile of internal employees. In the Career Opportunity Program (POC), which makes openings available for internal movement between areas, 1,598 collaborators were allocated internally. Conducted annually, the “Fale Francamente” (speak up) survey measures the employee’s satisfaction with the organizational environment and people management. In 2015, 88% of our employees voluntarily took part in the survey in Brazil and abroad. The satisfaction rate was 82% in Brazil and abroad, a 200 bps increase as compared to 2014.

In 2015, we were granted, for the 7th time, and the 5th consecutive year, the Great Places to Work award, promoted by Você S/A magazine in partnership with Fundação Instituto de Administração (FIA).

Also for the 7th time, and the 3rd consecutive year, we are among the “Best in People Management”, in a survey conducted by Valor Carreira magazine and Aon consulting company.

Another important acknowledgement received in December 2015 was our classification, for the 2nd consecutive year, among The Best Companies for Disabled Workers. This was the 2nd edition of the survey conducted by the Government of the State of São Paulo – Secretariat for the Rights of Disable People – and by Fundação Instituto de Pesquisas Econômicas (FIPE).

8)	SUSTENTABILITY

Sustainability is incorporated into the corporate strategy by means of a consolidated governance structure integrated into business, which permits to internalize social and environmental topics in daily activities and processes. Our sustainability activities are based on three strategic focus: financial education, dialogue and transparency, and social and environmental risks and opportunities.

The management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. In February 2015, the Policy on Sustainability and Social and Environmental Responsibility was reviewed and published based on the criteria established by BACEN Resolution No. 4,327. In compliance with this policy, the analysis of social and environmental risks is conducted based on the characteristics, needs, risk exposure and particularities of each business front.

In 2015, we launched the papers “Riscos e Oportunidades Socioambientais – a trajetória do Itaú Unibanco” (social and environmental risks and opportunities – the path of Itaú Unibanco) and “Escolhas e Dinheiro - Um estudo sobre comportamento e decisões financeiras” (choices and money – a study on behavior and financial decisions), which reflect our position, operation and future commitments regarding Social and Risks and Opportunities and Financial Education, respectively. These materials were launched in engagement events, with the presence of sustainability stakeholders, bringing together over 250 people.

Itaú Unibanco is now part of the Euronext Vigeo Emerging 70 Sustainability Index

In December 2015, we were selected for the first time to make up the portfolio of the Euronext Vigeo – Emerging 70 sustainability index. The index is made up of 70 companies, selected among the 900 companies listed in developing countries, which showed the best performances in corporate responsibility, according to the ratings assigned by Vigeo.

Dow Jones Sustainability World Index (DJSI) - we were selected for the 16th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2015/2016 edition.

In this edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, Financial Inclusion and Social Report” criteria. Itaú Unibanco was also selected to make up the portfolio of the Dow Jones Sustainability Emerging Markets Index.

Participation in the BM&FBOVESPA Corporate Sustainability Index (ISE) – For the 11th consecutive year we were chosen the make up the portfolio of the 2016 BM&FBOVESPA Corporate Sustainability Index (ISE). ISE reflects the return of a portfolio made up of shares of companies with best performance in all aspects that measure corporate sustainability. Its purposes are to work as a benchmark for socially responsible investments and act as an inducer of good practices in the Brazilian entrepreneurial environment.

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The Most Sustainable Financial Institution – In November 2015, we were elected by Exame magazine as the most sustainable financial information of 2015. We were also recognized as an outstanding company in the “Human Rights” category due to our policy of respect of diversity and anti-discrimination in the workplace. This is the sector’s most important acknowledgment in the Brazilian territory.

8.1) Client Satisfaction

Client satisfaction is such a fundamental value for us that it is stated in our vision: “To be the leading bank in sustainable performance and client satisfaction”. Therefore, we focus on the ongoing monitoring of client satisfaction levels and are attentive to their statements of positioning.

Regarding our clients inquiries and positioning, we recorded 143 million responses in our channels, taking into account only those carried out by our employees or representation officers. Over 93% of these were related to the provision of information, consultation and requests, and a little more than 6% were related to discontent.

Out of the total issues, over 99.5% were resolved or clarified by the bank’s own client services. The remaining escalated to other consumer protection bodies or were taken to the court. In spite of the high client retention rates disclosed by our internal channels, we continue to give priority to investments to improve processes and further increase client's satisfaction.

9)	PRIVATE SOCIAL INVESTMENTS

Investments made in the social area – mainly those intended to improve education, health, culture, sports and urban mobility – are related to our purpose of changing the people’s world for better.

We aim at employing the same expertise and efficiency we apply in our business to develop projects, Technologies and tools that encourage people to acquire more knowledge and critical awareness, so they are able to make better choices.

In 2015, we invested R$547.6 million in projects, either by resources incentivized by laws (Rouanet, Sports incentive laws) or by donations and sponsorships carried out by Itaú Unibanco itself, thus contributing to education, health, culture, sports and mobility projects.

	Amount	Number of
Sponsorship	(R$ million)	projects
Non-incentivized(1)	341.4	194
Education	188.8	170
Culture	77.6	6
Sports	6.0	4
Urban mobility	69.0	14
Incentivized(2)	206.2	338
Education	23.3	100
Health	65.6	60
Culture	98.5	155
Sports	18.8	23
Total	547.6	532

(1) Own funds of the group companies and own budgets of foundations and institutions.

(2) Tax incentivized funds through laws such as Rouanet and Sports Incentive laws, among others.

9.1) Education and Health

Fundação Itaú Social – with activities in the whole Brazilian territory, it is focused on the development, implementation and promotion of social technologies aimed at advancing public education policies, enhancing the commitment of our employees – and society in general – through a volunteer culture and the systematized evaluation of social policies and projects. Therefore, its operation is fully based on partnerships with the government, public-interest organizations of civil society and other parties, in order to promote a better understanding and cooperation towards the improvement of public policies. In 2015, we highlight the following programs:

•	Coordenadores de Pais (Parents Coordinators): a strategy to bring families and school together. This methodology was implemented in 424 schools in the city of Salvador, after one year as a pilot-project. In 2015, the program was taken to four other Brazilian locations;
•	Itaú Criança (Itaú child): a reading incentive campaign that has distributed over 40 million books free of charge; and
•	Itaú-Unicef Award: in its 11th edition, social managers and educators took part in full education qualification program.

Instituto Unibanco – devises, assesses and disseminates solutions that bring changes in the reality of high schools to expand the youth’s learning opportunities, in search for a fairer and transforming society. Related main programs are as follows:

•	Jovem de Futuro (youth with a future): in 2015, 1,394 public schools took part in the Jovem de Futuro program, benefiting 644.6 thousand students (according to the 2014 School Census) in seven states. Approximately 3.8 thousand principals, pedagogical and technical coordinators from State Education Departments took part in in-person qualification programs and over 28.5 thousand teachers attend remote education qualification programs.
•	Estudar Vale a Pena (studying is worthwhile): In 2015, 848 volunteers were engaged in actions that benefited approximately 6.8 thousand high school students.
•	Fomento (fomentation): aims at improving school management with a focus on the fomentation of gender and racial equality. In 2015, 10 racial equality projects were supported; 10 gender equality projects were selected (among 171 enrolled) to be supported in 2016.

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9.2) Culture

Instituto Itaú Cultural - in 2015, Itaú Cultural celebrated 28 years of commitment to the Brazilian art and culture. Involved in mapping, supporting and promoting the Brazilian art and culture, the institute has organized innumerous activities free of charge both in its main office in the city of São Paulo and in other locations inside and outside Brazil. It undertook over 720 national and international activities over 2015, with 390 thousand visitors to the programs developed, 22 exhibits, two of them at Espaço Memória, and had over 10.5 million hits on the website.

In 2015, it launched the 17th edition of the Rumos (directions) program, which received over 12 thousand projects enrolled, and the Caminhadas Rumos (directions journey) program, which was visited in all Brazilian States by over 2.3 thousand people. Also in 2015 the main office in São Paulo hosted an exhibit with works displayed in the last program edition.

Celebrating one year, the Espaço Olavo Setubal (Olavo Setubal space), which hosts over 1,300 items of our art collection, was visited by over 57 thousand people.

Under Itaú Cultural management, from January to December 2015, the Ibirapuera auditorium offered 164 shows (82 free of charge) to over 371 thousand people.

Since 2009, the institute has been present on Facebook, and has 735 thousand fans, being the largest page of a Brazilian cultural institution. In addition, we are active on Twitter (94 thousand followers), on Youtube channel (we have over 4.6 million views distributed in a collection of over 4.6 thousand videos about Brazilian art and culture) and on Instagram (over 22 thousand followers). Also in 2015 we launched a children-oriented website called “O Mundo de Bartô no Itaú Cultural” (Barto’s world in Itaú Cultural).

Espaço Itaú de Cinema – established in 1995 as Espaço Unibanco, the Itaú Unibanco movie theaters how independent movies in Brazil. Present in six cities with eight movie complexes, their 56 screening rooms contribute to the access to culture in Brazil. In 2015, about 3.5 million people went to Espaço Itaú de Cinema.

9.3) Sports

We invest in the development of sports because we believe in its transformation potential based on citizenship building.

Our involvement with soccer started over 20 years ago, when we sponsored the broadcast of games in several competitions. Since 2008 we have sponsored Brazil’s National soccer team in all its categories. In addition to soccer, we support a number of tennis projects, such as the Champions of Life tennis project of the Guga Kuerten Institute, the Tennis for All circuit and the Caravana do Esporte (sports caravan) project.

Since 2009, the Caravana do Esporte Project has qualified approximately 18 thousand teachers from 17 Brazilian states, assisting over 200 thousand children directly and 1.8 million indirectly.

We also sponsored the International youth tennis championship in Porto Alegre, the College Sports League, the largest college sports Project in Brazil, and the Future Women’s Tennis Circuit, a world tour tennis tournament.

Through the federal sports incentive law, we also sponsor the Junior, High School and College Tennis Circuit, which started in 2009 aimed at promoting sports in league with education.

We marked our presence in tournaments such as Rio Open and Miami Open, and also hold the Itaú Master Tours every year (13th edition).

9.4) Urban Mobility

We invest in urban mobility in large cities, focusing on the importance of bicycles as a means of transportation, transforming the way people live and relate with their cities. To reach this purpose, our platform is composed by bicycle sharing programs, actions to improve infrastructure in the cities and awareness initiatives for a more harmonic coexistence among the different means of transportation.

In 2015, in addition to seeking to improve current programs in seven Brazilian cities (São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador, Recife, and Brasília), we invested in actions aimed at children, and noteworthy was the “Escolinha bike” (bike children’s school), which reached over 12 thousand children in 3 months. We also implemented three new bicycle stands in container and started an innovative bicycle mobility program in Fernando de Noronha, to be completed in 2016. We also contributed for the inclusion of bicycles in driving schools throughout the State of Pernambuco.

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10) AWARDS AND RECOGNITION

From January to December 2015, we received significant recognition that contributed to strengthen our reputation. Below is the list of awards received by the bank in the period:

2015 Brazilian Most Valuable Brands (Interbrand)	With our brand valued at R$24.5 billion, an amount higher than the last three years, in December 2015 we were once again the leaders in the Interbrand survey that ranks the Brazilian most valuable brands in 2015. This is the 12th time that our brand tops the ranking, since the list was created back in 2001. In its 12th edition, this survey analyses different ways by which a brand influences an organization, since its impact on financial results to meeting client’s expectations.

The most admired companies in Brazil (Carta Capital magazine)	In October 2015, we were ranked number one in the "Retail Segment” segment at the 18th edition of the survey conducted by Carta Capital magazine. In the overall ranking – irrespective of sectors – we were ranked number 5.
Adviser of the Year - 2015 Caboré Award (Meio & Mensagem)	In November 2015, we were granted the Caboré Award for the 5th time as Advertiser of the Year, and we continue to be the biggest winner in this category. Created in 1980 by Meio & Mensagem newspaper, the Caboré Award is regarded as the most important Brazilian advertising segment award, acknowledging the main professionals and companies that are instrumental in developing the communications sector in Brazil.
Aberje Award (Aberje)	In November 2015 we won a number of prizes at the 2015 edition of the Aberje Award, both in the regional and countrywide stages. The winning projects were “90 years of Itaú Unibanco” in the “Historical responsibility and corporate heritage” category and "Urban mobility in Itaú: a cause beyond our little orange bikes” in the “Communication and relationship with government organizations) category. At the regional stage, the highlight was the case named "The comics of memories – the history of 90 years of Itaú Unibanco told in comics.
DatacenterDynamics Awards (DatacenterDynamics)	In November 2015, we won the award in the "Best Transformation Project in Data Center" category with the case “Itaú Unibanco: Transforming a data center into a power density environment”. In its 5th edition in Brazil, the DatacenterDynamics Awards recognizes innovation, leadership and original thinking in the Brazilian data center industry.
Euromoney Cash Management Survey 2015 (Euromoney magazine)	In November 2015 we won the award in the “Best cash manager in Brazil” category. Euromoney conducts a survey with large, middle and small institutions in over 60 countries to elect the winners.
Company Reporting IFRS Annual Report Benchmarking	In 2015, for the 3rd consecutive year, we top the ranking of the study Company Reporting IFRS Annual Report Benchmarking, a report that analyses, on an independent, technical and detailed basis, the financial information disclosed by companies and their competitors. Our report was recognized by the continuous presentation of financial information in line with regulatory requirements, and which quality is considered superior when compared with our domestic and international peers.

11) REGULATION

11.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to December 2015, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 21, February 11, March 23 and May 26 – acquisition of research and technical materials;
•	September 9 – advisory on internal processes and usual market practices for middle-market operations;
•	September 23 – review of tax-accounting bookkeeping, and
•	November 18 - diagnostic on controls on the credit card debt negotiation process.

Independent Auditors’ Justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

11.2) BACEN – Circular nº 3.068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$42.2 billion, corresponding to 12.5% of total securities and derivative financial instruments held in December 2015.

11.3) International Financial Reporting Standards (IFRS)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

12) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 1, 2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	78

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Chairman

Pedro Moreira Salles

Vice-Chairmen

Alfredo Egydio Arruda Villela Filho

Roberto Egydio Setubal

Members

Alfredo Egydio Setubal

Candido Botelho Bracher

Demosthenes Madureira de Pinho Neto

Fábio Colletti Barbosa

Gustavo Jorge Laboissière Loyola

Henri Penchas

Nildemar Secches

Pedro Luiz Bodin de Moraes

Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Geraldo Travaglia Filho

Members

Antonio Francisco de Lima Neto

Diego Fresco Gutierrez

Luiz Alberto Fiore

Maria Helena dos Santos Fernandes de Santana

Sergio Darcy da Silva Alves

FISCAL COUNCIL

President

Iran Siqueira Lima

Members

Alberto Sozin Furuguem

Luiz Alberto de Castro Falleiros

Accountant

Reginaldo José Camilo

CRC-1SP – 114.497/O-9

EXECUTIVE BOARD

Chief Executive Officer

Roberto Egydio Setubal

Director-Generals

Candido Botelho Bracher

Márcio de Andrade Schettini

Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents

Claudia Politanski

Eduardo Mazzilli de Vassimon

Executive Directors

Alexsandro Broedel Lopes

Leila Cristiane Barboza Braga de Melo

Paulo Sergio Miron

Directors

Adriano Cabral Volpini

Álvaro Felipe Rizzi Rodrigues

Cláudio José Coutinho Arromatte

Eduardo Hiroyuki Miyaki

Emerson Macedo Bortoloto

José Virgilio Vita Neto

Marcelo Kopel (*)

Matias Granata

Rodrigo Luis Rosa Couto

Wagner Bettini Sanches

(*) Investor Relations Director.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	79

ITAÚ UNIBANCO S.A.

Chief Executive Officer	Directors (continued)

Candido Botelho Bracher	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Marco Ambrogio Crespi Bonomi	Flávio Delfino Júnior
Francisco Vieira Cordeiro Neto
Executive Vice-Presidents	Gabriel Amado de Moura
Gabriela Rodrigues Ferreira (**)
Gilberto Frussa
Alberto Fernandes	Gustavo Trovisco Lopes
Caio Ibrahim David	Henrique Pinto Echenique
Claudia Politanski	Ilan Goldfajn
Eduardo Mazzilli de Vassimon	João Antonio Dantas Bezerra Leite
Ricardo Villela Marino	João Carlos de Gênova
Jorge Luiz Viegas Ramalho
José Félix Valencia Ríos
José Virgilio Vita Neto
Executive Directors	Laila Regina de Oliveira Pena de Antonio
Leon Gottlieb
Alexsandro Broedel Lopes	Lineu Carlos Ferraz de Andrade
Álvaro de Alvarenga Freire Pimentel	Livia Martines Chanes (*)
André Luis Texeira Rodrigues	Luís Eduardo Gross Siqueira Cunha
André Sapoznik	Luís Tadeu Mantovani Sassi
Carlos Eduardo Monico	Luiz Felipe Monteiro Arcuri Trevisan
Christian George Egan	Luiz Fernando Butori Reis Santos
Fernando Barçante Tostes Malta	Luiz Severiano Ribeiro
Fernando Marsella Chacon Ruiz	Marcello Siniscalchi
Flávio Augusto Aguiar de Souza	Marcelo Kopel
João Marcos Pequeno de Biase	Marcelo Luis Orticelli
Leila Cristiane Barboza Braga de Melo	Marcio Luis Domingues da Silva
Luís Antonio Rodrigues	Marco Antonio Sudano
Luís Fernando Staub	Marcos Antônio Vaz de Magalhães
Luiz Eduardo Loureiro Veloso	Marcos Vanderlei Belini Ferreira
Milton Maluhy Filho	Mário Lúcio Gurgel Pires
Ricardo Ribeiro Mandacaru Guerra	Matias Granata
Messias dos Santos Esteves
Osvaldo José Dal Fabbro
Pedro Barros Barreto Fernandes
Directors	Pedro Constantino Campos Donati Jorge
Adilso Martins de Lima	Renata Helena de Oliveira Tubini
Adriano Cabral Volpini	Ricardo Lima Soares
Adriano Maciel Pedroti	Ricardo Nuno Delgado Gonçalves
Álvaro Felipe Rizzi Rodrigues	Ricardo Orlando
André Carvalho Whyte Gailey	Ricardo Urquijo Lazcano
André Ferrari	Roberto Fernando Vicente
André Henrique Caldeira Daré	Rodrigo Luís Rosa Couto
Andréa Matteucci Pinotti Cordeiro	Rodrigo Rodrigues Baia
Antonio Carlos Barbosa Ortiz	Rogério Carvalho Braga
Atilio Luiz Magila Albiero Junior	Rooney Silva
Carlos Eduardo de Castro	Sergio Guillinet Fajerman
Carlos Henrique Donegá Aidar	Sergio Mychkis Goldstein (***)
Carlos Orestes Vanzo	Thales Ferreira Silva
Cesar Ming Pereira da Silva	Thiago Luiz Charnet Ellero
Cesar Padovan	Vanessa Lopes Reisner
Cícero Marcus de Araújo	Wagner Bettini Sanches
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Rogério Cagne
Cristina Cestari
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Fernando Della Torre Chagas

(*) Elected at the ESM of August 10, 2015, approved by the BACEN of October 01, 2015.

(**) Elected at the ESM of November 27, 2015, in approval by the BACEN.

(***) Elected at the ESM of December 14, 2015, in approval by the BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	80

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS
Chairman
Candido Botelho Bracher

Vice-Chairmen
Alberto Fernandes

Members
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Roderick Sinclair Greenlees

Directors
Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Carlos Henrique Donegá Aidar
Cristiano Rogério Cagne
Flávio Delfino Júnior
Gabriel Amado de Moura
Gilberto Frussa
João Carlos de Gênova
Marco Antônio Sudano
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein (*)
Vanessa Lopes Reisner

(*) Elected at the ESM of December 14, 2015, in approval by the BACEN.

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Carlos Henrique Donegá Aidar
Cláudio José Coutinho Arromatte
Henrique Pinto Echenique
Leon Gottlieb
Luís Eduardo Gross Siqueira Cunha (*)

(*) Elected at the ESM of November 27, 2015, in approval by the SUSEP.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	81

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2015	12/31/2014
Current assets		948,456,300	858,654,710
Cash and cash equivalents		18,544,382	17,527,249
Interbank investments	4b and 6	280,199,949	228,886,899
Money market		247,445,766	204,258,864
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,990,703	2,496,426
Interbank deposits		29,763,480	22,131,609
Securities and derivative financial instruments	4c, 4d and 7	222,630,200	204,403,117
Own portfolio		60,910,005	37,495,296
Subject to repurchase commitments		9,933,108	41,347,429
Pledged in guarantee		6,270,523	2,195,950
Securities under resale agreements with free movement		3,599,774	313,479
Deposited with the Central Bank		3,653,086	9,306,822
Derivative financial instruments		15,749,607	9,705,135
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	117,128,328	97,183,898
Assets guaranteeing technical provisions – other securities	11b	5,385,769	6,855,108
Interbank accounts		66,791,013	63,304,170
Pending settlement		205,144	163,380
Central Bank deposits		66,555,999	63,106,314
National Housing System (SFH)		831	2,183
Correspondents		29,039	32,293
Interbranch accounts		31,367	24,723
Loan, lease and other credit operations	8	239,365,642	237,592,277
Operations with credit granting characteristics	4e	255,053,588	252,512,538
(Allowance for loan losses)	4f	(15,687,946)	(14,920,261)
Other receivables		118,221,907	102,821,919
Foreign exchange portfolio	9	54,167,026	38,948,083
Income receivable		2,489,756	2,484,824
Transactions with credit card issuers	4e	25,847,033	24,909,861
Receivables from insurance and reinsurance operations	4m I and 11b	1,366,962	1,388,022
Negotiation and intermediation of securities		7,550,368	3,963,971
Deferred tax assets	14b I	16,622,721	13,369,948
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	2,130,165	2,128,452
Sundry	13a	8,047,876	15,628,758
Other assets	4g	2,671,840	4,094,356
Assets held for sale		561,036	264,667
(Valuation allowance)		(75,439)	(68,616)
Unearned reinsurance premiums	4m I	26,253	8,228
Prepaid expenses	4g and 13b	2,159,990	3,890,077
Long term receivables		392,027,199	330,124,066
Interbank investments	4b and 6	743,690	941,441
Money market		-	12
Interbank deposits		743,690	941,429
Securities and derivative financial instruments	4c, 4d and 7	115,761,015	95,223,407
Own portfolio		66,742,574	58,896,509
Subject to repurchase commitments		390,114	21,631,443
Pledged in guarantee		4,839,777	783,644
Securities under resale agreements with free movement		24,234,440	3,433,377
Deposited with the Central Bank		2,202,583	-
Derivative financial instruments		11,115,091	5,629,776
Assets guaranteeing technical provisions – other securities	11b	6,236,436	4,848,658
Interbank accounts - National Housing System (SFH)		550,184	480,726
Loan, lease and other credit operations	8	200,385,649	187,220,067
Operations with credit granting characteristics	4e	218,775,911	199,247,792
(Allowance for loan losses)	4f	(18,390,262)	(12,027,725)
Other receivables		73,574,889	45,824,783
Foreign exchange portfolio	9	14,742,316	3,444,225
Deferred tax assets	14b I	40,360,894	24,712,181
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	10,502,497	11,478,246
Sundry	13a	7,969,182	6,190,131
Other assets	4g	1,011,772	433,642
Unearned reinsurance premiums	4m I	5	-
Prepaid expenses	4g and 13b	1,011,767	433,642
Permanent assets		18,688,942	19,922,899
Investments	4h, 15a II and III	3,938,692	3,525,861
Investments in affiliates and jointly controlled entities		3,500,615	3,098,591
Other investments		646,991	636,155
(Allowance for losses)		(208,914)	(208,885)
Real estate in use	4i and 15b I	7,055,331	7,560,821
Real estate in use		4,168,061	4,520,797
Other fixed assets		11,835,330	11,526,073
(Accumulated depreciation)		(8,948,060)	(8,486,049)
Goodwill	4j and 15b II	231,915	203,919
Intangible assets	4k and 15b III	7,463,004	8,632,298
Acquisition of rights to credit payroll		1,000,524	1,058,465
Other intangible assets		9,706,684	9,882,971
(Accumulated amortization)		(3,244,204)	(2,309,138)
Total assets		1,359,172,441	1,208,701,675

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	82

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2015	12/31/2014
Current liabilities		706,655,604	650,080,857
Deposits	4b and 10b	232,618,778	228,939,729
Demand deposits		61,092,014	48,733,456
Savings deposits		111,318,801	118,449,430
Interbank deposits		14,213,853	18,621,809
Time deposits		45,994,110	43,135,034
Deposits received under securities repurchase agreements	4b and 10c	195,509,298	188,423,431
Own portfolio		41,299,939	75,413,506
Third-party portfolio		129,578,895	111,073,152
Free portfolio		24,630,464	1,936,773
Funds from acceptances and issuance of securities	4b and 10d	28,733,305	26,401,512
Real estate, mortgage, credit and similar notes		23,028,617	21,940,555
Foreign borrowing through securities		4,811,425	3,381,311
Structured operations certificates		893,263	1,079,646
Interbank accounts		520,016	435,832
Pending settlement		226,476	187,361
Correspondents		293,540	248,471
Interbranch accounts		6,406,470	4,824,359
Third-party funds in transit		6,391,476	4,615,431
Internal transfer of funds		14,994	208,928
Borrowing and onlending	4b and 10e	57,736,971	47,023,024
Borrowing		45,853,016	28,081,222
Onlending		11,883,955	18,941,802
Derivative financial instruments	4d and 7g	14,506,051	7,817,021
Technical provision for insurance, pension plan and capitalization	4m II and 11a	7,611,960	6,678,779
Other liabilities		163,012,755	139,537,170
Collection and payment of taxes and contributions		239,041	226,009
Foreign exchange portfolio	9	55,342,490	39,737,737
Social and statutory	16b II	5,109,874	4,719,480
Tax and social security contributions	4n, 4o and 14c	6,011,347	6,276,657
Negotiation and intermediation of securities		10,959,548	7,187,828
Credit card operations	4e	56,645,922	59,226,366
Subordinated debt	10f	10,208,125	1,784,407
Provisions for contingent liabilities	12b	3,583,199	3,101,473
Sundry	13c	14,913,209	17,277,213
Long term liabilities		542,339,451	458,935,661
Deposits	4b and 10b	59,991,640	65,833,519
Interbank deposits		735,265	503,272
Time deposits		59,256,375	65,330,247
Deposits received under securities repurchase agreements	4b and 10c	155,444,814	136,589,676
Own portfolio		121,170,524	112,819,297
Free portfolio		34,274,290	23,770,379
Funds from acceptances and issuance of securities	4b and 10d	46,857,049	21,348,192
Real estate, mortgage, credit and similar notes		23,834,408	7,491,121
Foreign borrowing through securities		19,970,930	12,703,599
Structured Operations Certificates		3,051,711	1,153,472
Borrowing and onlending	4b and 10e	46,852,304	41,753,444
Borrowing		19,932,743	15,465,007
Onlending		26,919,561	26,288,437
Derivative financial instruments	4d and 7g	16,609,638	9,577,451
Technical provision for insurance, pension plan and capitalization	4m II and 11a	124,441,300	105,996,419
Other liabilities		92,142,706	77,836,960
Foreign exchange portfolio	9	13,123,310	3,438,509
Tax and social security contributions	4n, 4o and 14c	8,870,575	7,386,438
Subordinated debt	10f	55,576,439	52,784,528
Provisions for contingent liabilities	12b	11,149,709	10,221,476
Sundry	13c	3,422,673	4,006,009
Deferred income	4p	1,959,711	1,422,717
Non-controlling interests	16f	1,755,235	2,414,727
Stockholders' equity	16	106,462,440	95,847,713
Capital		85,148,000	75,000,000
Capital reserves		1,537,219	1,315,744
Revenue reserves		25,349,568	21,212,015
Asset valuation adjustment	4c, 4d and 16e	(1,218,967)	(352,166)
(Treasury shares)		(4,353,380)	(1,327,880)
Total liabilities and stockholders' equity		1,359,172,441	1,208,701,675

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	83

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2015	12/31/2015	12/31/2014
Income related to financial operations		86,727,080	163,594,126	125,023,816
Loan, lease and other credit operations		39,675,809	78,318,939	67,439,225
Securities and derivative financial instruments		35,066,010	64,820,019	39,137,237
Financial income related to insurance, pension plan and capitalization operations	11c	6,997,963	13,432,414	9,883,338
Foreign exchange operations		1,913,602	1,282,085	2,671,245
Compulsory deposits		3,073,696	5,740,669	5,892,771
Expenses related to financial operations		(64,131,451)	(113,853,167)	(73,137,167)
Money market		(38,146,787)	(70,841,576)	(54,124,515)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(6,587,786)	(12,556,522)	(8,987,140)
Borrowing and onlending		(19,396,878)	(30,455,069)	(10,025,512)
Income related to financial operations before loan and losses		22,595,629	49,740,959	51,886,649
Result of allowance for loan losses	8d I	(13,646,383)	(22,427,019)	(14,203,006)
Expenses for allowance for loan losses		(16,222,166)	(27,196,141)	(19,251,619)
Income related to recovery of credits written off as loss		2,575,783	4,769,122	5,048,613
Gross income related to financial operations		8,949,246	27,313,940	37,683,643
Other operating revenues (expenses)		(6,800,510)	(12,575,365)	(11,555,313)
Banking service fees	13d	10,886,089	21,017,929	19,145,036
Income related to bank charges	13e	4,996,132	9,796,669	8,595,196
Result from insurance, pension plan and capitalization operations	11c	2,179,787	4,167,504	3,833,776
Personnel expenses	13f	(10,010,412)	(18,712,569)	(16,443,317)
Other administrative expenses	13g	(8,775,825)	(16,968,559)	(16,210,590)
Tax expenses	4o and 14a II	(2,436,855)	(5,373,598)	(5,087,378)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and III	347,723	646,391	609,810
Other operating revenues	13h	455,642	930,287	557,124
Other operating expenses	13i	(4,442,791)	(8,079,419)	(6,554,970)
Operating income		2,148,736	14,738,575	26,128,330
Non-operating income	2c	(20,594)	1,285	1,116,420
Income before taxes on income and profit sharing		2,128,142	14,739,860	27,244,750
Income tax and social contribution	4o and 14a I	9,817,955	9,215,376	(6,437,350)
Due on operations for the period		(4,087,906)	(8,562,441)	(7,717,137)
Related to temporary differences		13,905,861	17,777,817	1,279,787
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(131,946)	(239,331)	(260,592)
Non-controlling interests	16f	(171,205)	(356,071)	(305,244)
Net income		11,642,946	23,359,834	20,241,564
Weighted average of the number of outstanding shares	16a		5,982,383,840	6,016,443,824
Net income per share – R$			3.90	3.36
Book value per share - R$ (outstanding at 12/31)			17.98	15.91

Supplementary information

Exclusion of non recurring effects	2a and 22k		472,655	377,160
Net income without non recurring effects			23,832,489	20,618,724
Net income per share – R$			3.98	3.43

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	84

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2015	12/31/2015	12/31/2014
Adjusted net income		25,525,397	51,293,743	49,818,501
Net income		11,642,946	23,359,834	20,241,564
Adjustments to net income:		13,882,451	27,933,909	29,576,937
Granted options recognized and share-based payment – variable compensation		203,542	179,457	550,007
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	(749,550)	(990,626)	(378,981)
Effects of changes in exchange rates on cash and cash equivalents		(6,451,534)	(9,680,662)	1,185,920
Allowance for loan losses		16,222,166	27,196,141	19,251,619
Interest and foreign exchange expenses related to operations with subordinated debt		9,974,440	16,457,702	7,747,171
Financial expenses on technical provisions for pension plan and capitalization		6,587,786	12,556,522	8,987,140
Depreciation and amortization	15b	1,237,997	2,621,944	2,689,262
Interest expenses related to provision for contingent and legal liabilities	12b	722,763	1,478,090	1,018,977
Provision for contingent and legal liabilities	12b	2,369,042	3,949,052	3,379,897
Interest income related to escrow deposits	12b	(203,746)	(285,184)	(377,358)
Deferred taxes (excluding hedge tax effects)		(3,812,140)	(2,790,652)	(1,279,787)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a III	(347,723)	(646,391)	(609,810)
Interest and foreign exchange income related to available-for-sale securities		(9,464,517)	(16,940,813)	(9,011,825)
Interest and foreign exchange income related to held-to-maturity securities		(3,246,357)	(6,821,408)	(3,514,899)
(Gain) loss on sale of available-for-sale financial assets	7i	742,635	1,418,363	689,667
(Gain) loss on sale of investments		43,779	47,204	10,674
(Gain) loss on sale of foreclosed assets		14,259	34,502	35,051
(Gain) loss on sale of fixed assets		(4,039)	10,292	41,324
(Gain) loss on sale of investments due from ISSC	2c	-	-	(1,151,110)
Non-controlling interests		171,205	356,071	305,244
Other		(127,557)	(215,695)	8,754
Change in assets and liabilities		6,582,933	(46,085,355)	3,773,019
(Increase) decrease in assets		(88,404,261)	(111,593,655)	(70,682,484)
Interbank investments		(59,788,045)	(52,772,854)	(29,097,053)
Securities and derivative financial instruments (assets / liabilities)		13,066,000	(7,853,080)	9,056,684
Compulsory deposits with the Central Bank of Brazil		(6,399,379)	(3,449,685)	13,903,967
Interbank and interbranch accounts (assets / liabilities)		156,179	1,553,035	529,077
Loan, lease and other credit operations		(26,843,919)	(42,581,042)	(58,365,762)
Other receivables and other assets		(8,289,456)	(5,447,872)	(6,927,642)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(305,641)	(1,042,157)	218,245
(Decrease) increase in liabilities		94,987,194	65,508,300	74,455,503
Deposits		12,167,096	(2,162,830)	20,389,786
Deposits received under securities repurchase agreements		45,653,944	25,941,005	32,833,930
Funds for issuance of securities		23,415,817	27,840,650	1,493,314
Borrowing and onlending		12,451,204	15,812,807	12,123,166
Credit card operations (assets / liabilities)		2,664,449	(3,517,616)	2,702,260
Technical provision for insurance, pension plan and capitalization		3,878,210	6,824,570	6,525,093
Collection and payment of taxes and contributions		(4,200,842)	13,032	21,029
Other liabilities		916,253	701,246	5,790,980
Deferred income		460,343	536,994	297,263
Payment of income tax and social contribution		(2,419,280)	(6,481,558)	(7,721,318)
Net cash provided by (used in) operating activities		32,108,330	5,208,388	53,591,519
Interest on capital / dividends received from affiliated companies		144,977	318,182	356,939
Funds received from sale of available-for-sale securities		5,655,350	13,613,849	62,433,178
Funds received from redemption of held-to-maturity securities		1,665,934	3,159,592	2,666,716
Disposal of assets not for own use		72,168	112,020	45,062
Disposal of investments		70,580	73,295	247,995
Cash and cash equivalents net assets and liabilities due from ISSC for-sale	2c	-	-	1,473,605
Cash and cash equivalents, net assets and liabilities due from BMG Seguradora acquisition	2c	-	-	(87,166)
Sale of fixed assets		96,011	105,053	61,440
Termination of intangible asset agreements		29,299	66,815	220,374
Purchase of available-for-sale securities		(6,403,454)	(10,285,141)	(46,551,053)
Purchase of held-to-maturity securities		(1,526,481)	(4,089,878)	(11,321,805)
Purchase of investments		(123,512)	(130,531)	(256,072)
Purchase of fixed assets	15b	(547,188)	(1,166,276)	(2,846,623)
Purchase of intangible assets	15b	(512,330)	(1,060,107)	(2,389,160)
Net cash provided by (used in) investment activities		(1,378,646)	716,873	4,053,430
Increase in subordinated debt		-	-	206,777
Decrease in subordinated debt		(3,418,226)	(5,242,073)	(9,024,075)
Change in non-controlling interests	16f	42	(772,780)	291,145
Granting of stock options		68,702	344,133	535,557
Purchase of treasury shares		(2,077,286)	(3,324,436)	(34,746)
Dividends and interest on capital paid to non-controlling interests		(186,273)	(242,783)	(85,117)
Dividends and interest on capital paid		(2,305,685)	(7,008,406)	(6,318,783)
Net cash provided by (used in) financing activities		(7,918,726)	(16,246,345)	(14,429,242)

Net increase (decrease) in cash and cash equivalents		22,810,958	(10,321,084)	43,215,707

Cash and cash equivalents at the beginning of the period		57,929,067	87,831,981	45,802,194
Effects of changes in exchange rates on cash and cash equivalents		6,451,534	9,680,662	(1,185,920)
Cash and cash equivalents at the end of the period	4a and 5	87,191,559	87,191,559	87,831,981

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	85

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		2nd Half of	01/01 to		01/01 to
	Note	2015	12/31/2015		12/31/2014
Income		91,572,009	177,080,781		144,068,362
Financial operations		86,727,080	163,594,126		125,023,816
Banking services		15,882,221	30,814,598		27,740,232
Result from insurance, pension plan and capitalization operations		2,179,787	4,167,504		3,833,776
Result from loan losses	8d	(13,646,383)	(22,427,019)		(14,203,006)
Other		429,304	931,572		1,673,544
Expenses		(68,568,498)	(121,932,586)		(79,692,137)
Financial operations		(64,131,451)	(113,853,167)		(73,137,167)
Other		(4,437,047)	(8,079,419)		(6,554,970)
Inputs purchased from third parties		(7,187,519)	(13,655,318)		(12,925,456)
Materials, energy and others	13g	(178,020)	(379,805)		(349,778)
Third-party services	13g	(2,146,267)	(4,015,606)		(4,198,611)
Other		(4,863,232)	(9,259,907)		(8,377,067)
Data processing and telecommunications	13g	(2,125,929)	(4,050,998)		(3,870,363)
Advertising, promotions and publication	13g	(559,573)	(1,038,998)		(950,161)
Installations		(750,950)	(1,438,533)		(1,216,018)
Transportation	13g	(211,211)	(410,572)		(432,344)
Security	13g	(343,726)	(674,919)		(627,212)
Travel expenses	13g	(107,784)	(211,961)		(203,405)
Other		(764,059)	(1,433,926)		(1,077,564)
Gross added value		15,815,992	41,492,877		51,450,769
Depreciation and amortization	13g	(937,615)	(2,021,995)		(2,069,003)
Net added value produced by the company		14,878,377	39,470,882		49,381,766
Added value received through transfer	15a III	347,723	646,391		609,810
Total added value to be distributed		15,226,100	40,117,273		49,991,576
Distribution of added value		15,226,100	40,117,273		49,991,576
Personnel		9,108,244	16,988,147	42.3%	14,870,554	29.7%
Compensation		7,078,782	13,342,121	33.3%	11,882,043	23.8%
Benefits		1,606,241	2,841,816	7.1%	2,288,307	4.6%
FGTS – government severance pay fund		423,221	804,210	2.0%	700,204	1.4%
Taxes, fees and contributions		(6,346,986)	(1,878,025)	-4.7%	13,358,083	26.7%
Federal		(6,957,053)	(3,016,794)	-7.5%	12,317,460	24.6%
State		2,245	15,658	0.0%	66,750	0.1%
Municipal		607,822	1,123,111	2.8%	973,873	1.9%
Return on third parties’ assets - Rent		650,691	1,291,246	3.2%	1,216,131	2.4%
Return on own assets		11,814,151	23,715,905	59.1%	20,546,808	41.1%
Dividends and interest on capital		2,620,622	5,503,962	13.7%	4,397,560	8.8%
Retained earnings (loss) for the period		9,022,324	17,855,872	44.5%	15,844,004	31.7%
Minority interest in retained earnings		171,205	356,071	0.9%	305,244	0.6%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	86

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	Note	12/31/2015	12/31/2014
Assets

Current assets		16,131,517	20,494,701
Cash and cash equivalents		155,156	114,898
Interbank investments	4b and 6	9,978,893	3,060,088
Money market		6,425,125	29,874
Interbank deposits		3,553,768	3,030,214
Securities and derivative financial instruments	4c, 4d and 7	116,760	13,544,527
Own portfolio		1,726	13,544,527
Pledged in guarantee		4,287	-
Derivative Financial Instruments		110,747	-
Other receivables		5,873,169	3,774,794
Income receivable	15a I	4,783,721	2,829,300
Deferred tax assets	14b I	165,479	5,736
Escrow deposits - Civil, Labor, Tax and Social lawsuits		184	-
Sundry	13a	923,785	939,758
Other assets – prepaid expenses	4g	7,539	394
Long term receivables		73,580,387	38,431,546
Interbank investments – interbank deposits	4b and 6	72,531,822	38,212,705
Securities and derivative financial instruments - Derivative financial
instruments	4c, 4d and 7	274,731	-
Other receivables		773,834	218,841
Deferred tax assets	14b I	7,588	5,098
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,018	26,730
Sundry	13a	749,228	187,013
Permanent assets		74,303,404	66,562,137
Investments - Investments in subsidiaries	15a I	74,303,372	66,562,075
Real estate in use	4i	32	62
Total assets		164,015,308	125,488,384
Liabilities
Current liabilities		5,163,186	2,303,088
Deposits - interbank deposits	4b and 10b	1,957,145	-
Funds from acceptance and issuance of securities	4b and 10d	11,360	5,542
Other liabilities		3,194,681	2,297,546
Social and statutory	16b II	2,419,246	1,842,166
Tax and social security contributions	4n, 4o and 14c	238,051	114,666
Subordinated debt	10f	428,991	291,892
Provisions for contingent liabilities		2,848	2,787
Sundry		105,545	46,035
Long term liabilities		48,171,280	21,295,460
Deposits - Interbank deposits	4b and 10b	13,354,529	-
Funds from acceptance and issuance of securities	4b and 10d	4,099,088	500,000
Derivative Financial Instruments	4d	71,289	-
Other liabilities		30,646,374	20,795,460
Tax and social security contributions	4n, 4o and 14c	99,945	1,125
Subordinated debt	10f	30,348,216	20,638,858
Provisions for contingent liabilities		176,009	155,477
Sundry		22,204	-
Stockholders' equity	16	110,680,842	101,889,836
Capital		85,148,000	75,000,000
Capital reserves		1,537,219	1,315,744
Revenue reserves		29,724,889	27,224,331
Asset valuation adjustment	4c and 4d	(1,375,886)	(322,359)
(Treasury shares)		(4,353,380)	(1,327,880)
Total liabilities and stockholders' equity		164,015,308	125,488,384

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	87

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2015	12/31/2015	12/31/2014
Income related to financial operations		3,957,977	6,591,515	4,495,970
Securities and derivative financial instruments		3,957,977	6,591,515	4,495,970
Expenses related to financial operations		(1,406,966)	(2,190,099)	(1,104,706)
Money market		(1,406,966)	(2,190,099)	(1,104,706)
Gross income related to financial operations		2,551,011	4,401,416	3,391,264
Other operating revenues (expenses)		7,360,167	16,181,335	14,083,620
Personnel expenses		(69,296)	(143,517)	(102,489)
Other administrative expenses		(24,934)	(48,381)	(35,408)
Tax expenses	14a II	(112,739)	(244,240)	(202,534)
Equity in earnings of subsidiaries	15a I	7,919,555	17,016,358	14,361,021
Other operating revenues (expenses)		(352,419)	(398,885)	63,030
Operating income		9,911,178	20,582,751	17,474,884
Non-operating income		7,191	22,525	24,825
Income before taxes on income and profit sharing		9,918,369	20,605,276	17,499,709
Income tax and social contribution	4o	538,457	473,080	(96,561)
Due on operations for the period		606,326	435,972	(94,210)
Related to temporary differences		(67,869)	37,108	(2,351)
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(3,294)	5,440	(11,591)
Net income		10,453,532	21,083,796	17,391,557
Weighted average of the number of outstanding shares	16a		5,982,383,840	6,016,443,824
Net income per share – R$			3.52	2.89
Book value per share - R$ (outstanding at 12/31)			0.03	0.03

Supplementary information

Exclusion of non recurring effects	2a and 22k		472,655	377,160
Net income without non recurring effects			21,556,451	17,768,717
Net income per share – R$			3.60	2.95

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	88

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation	Retained	(Treasury
	Capital	reserves	Revenue reserves	adjustment	earnings	shares)	Total
Balance at 07/01/2015	85,148,000	1,331,243	21,890,585	(161,240)	-	(2,342,126)	105,866,462
Purchase of treasury shares	-	-	-	-	-	(2,077,286)	(2,077,286)
Granting of stock options	-	2,434	236	-	-	66,032	68,702
Granting of options recognized	-	34,043	-	-	-	-	34,043
Share-based payment – variable compensation	-	169,499	-	-	-	-	169,499
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,151,553)	-	-	(1,151,553)
Remeasurements in liabilities of post-employment benefits	-	-	1,158	(63,093)	-	-	(61,935)
Net income	-	-	-	-	10,453,532	-	10,453,532
Appropriations:
Legal reserve	-	-	522,677	-	(522,677)	-	-
Statutory reserves	-	-	4,607,729	-	(4,607,729)	-	-
Dividends and interest on capital	-	-	2,702,504	-	(5,323,126)	-	(2,620,622)
Balance at 12/31/2015	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Changes in the period	-	205,976	7,834,304	(1,214,646)	-	(2,011,254)	4,814,380
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(34,746)	(34,746)
Granting of stock options	-	(104,719)	78,978	-	-	561,298	535,557
Granting of options recognized	-	249,219	-	-	-	-	249,219
Share-based payment – variable compensation	-	300,788	-	-	-	-	300,788
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	1,010,254	-	-	1,010,254
Remeasurements in liabilities of post-employment benefits	-	-	-	202,078	-	-	202,078
Net income	-	-	-	-	17,391,557	-	17,391,557
Appropriations:
Legal reserve	-	-	869,578	-	(869,578)	-	-
Statutory reserves	-	-	9,177,792	-	(9,177,792)	-	-
Dividends and interest on capital	-	-	2,946,627	-	(7,344,187)	-	(4,397,560)
Balance at 12/31/2014	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Changes in the period	15,000,000	445,288	(4,524,080)	1,212,332	-	526,552	12,660,092
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(3,324,436)	(3,324,436)
Granting of stock options	-	42,018	3,179	-	-	298,936	344,133
Granting of options recognized	-	55,508	-	-	-	-	55,508
Share-based payment – variable compensation	-	123,949	-	-	-	-	123,949
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,005,610)	-	-	(1,005,610)
Remeasurements in liabilities of post-employment benefits	-	-	1,158	(47,917)	-	-	(46,759)
Net income	-	-	-	-	21,083,796	-	21,083,796
Appropriations:
Legal reserve	-	-	1,054,190	-	(1,054,190)	-	-
Statutory reserves	-	-	11,823,140	-	(11,823,140)	-	-
Dividends and interest on capital	-	-	2,702,504	-	(8,206,466)	-	(5,503,962)
Balance at 12/31/2015	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Changes in the period	10,148,000	221,475	2,500,558	(1,053,527)	-	(3,025,500)	8,791,006

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	89

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2015	12/31/2015	12/31/2014
Adjusted net income		10,209,671	15,859,686	7,303,898
Net income		10,453,532	21,083,796	17,391,557
Adjustments to net income:		(243,861)	(5,224,110)	(10,087,659)
Granted options recognized and share-based payment – variable compensation		203,542	179,457	550,007
Interest and foreign exchange expense related to operations with subordinated debt		7,368,726	11,568,731	3,652,352
Deferred taxes		67,869	(37,108)	2,351
Equity in earnings of subsidiaries	15a I	(7,919,555)	(17,016,358)	(14,361,021)
Amortization of goodwill		28,871	57,744	57,745
Effects of changes in exchange rates on cash and cash equivalents		6,669	23,393	10,844
Other		17	31	63
Change in assets and liabilities		(7,266,576)	(7,481,814)	(5,105,868)
(Increase) decrease in interbank investments		(16,910,464)	(34,842,671)	(3,175,376)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(316,138)	13,224,325	(1,601,945)
(Increase) decrease in other receivables and other assets		(626,547)	(645,565)	(412,104)
Increase (decrease) in deposits		15,311,674	15,311,674	(106,540)
(Decrease) increase in other liabilities		(333,326)	(486,436)	190,097
Payment of income tax and social contribution		(31)	(43,141)	-
Net cash provided by (used in) operating activities		2,943,095	8,377,872	2,198,030
Interest on capital / dividends received		4,262,186	6,097,368	6,604,743
(Purchase) sale of investments		(334,436)	89,741	(1,910,494)
(Purchase) sale of fixed assets		(1)	(2)	-
(Purchase) sale of intangible assets		-	-	(23)
Net cash provided by (used in) investment activities		3,927,749	6,187,107	4,694,226
Decrease in subordinated debt		(1,038,054)	(1,722,274)	(1,171,549)
(Increase) decrease in funds for issuance of securities		339,064	3,604,906	-
Granting of stock options		68,702	344,133	535,557
Purchase of treasury shares		(2,077,286)	(3,324,436)	(34,746)
Dividends and interest on capital paid		(2,305,685)	(7,008,406)	(6,318,783)
Net cash provided by (used in) financing activities		(5,013,259)	(8,106,077)	(6,989,521)

Net increase (decrease) in cash and cash equivalents		6,249,329	6,458,902	(97,265)

Cash and cash equivalents at the beginning of the period		337,620	144,772	252,881
Effects of changes in exchange rates on cash and cash equivalents		(6,669)	(23,393)	(10,844)
Cash and cash equivalents at the end of the period	4a and 5	6,580,281	6,580,281	144,772

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	90

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2015	12/31/2015	12/31/2014
Income		6,696,704	9,319,459	5,745,937
Financial operations		3,957,978	6,591,515	4,495,970
Other		2,738,726	2,727,944	1,249,967
Expenses		(3,903,183)	(4,734,071)	(2,021,132)
Financial operations		(1,406,966)	(2,190,099)	(1,104,706)
Other		(2,496,217)	(2,543,972)	(916,426)
Inputs purchased from third parties		(24,686)	(47,907)	(34,926)
Third-party services		(19,307)	(35,300)	(20,976)
Advertising, promotions and publication		(324)	(1,152)	(1,153)
Expenses for financial system services		(2,900)	(5,080)	(4,257)
Insurance		-	-	(6)
Other		(2,155)	(6,375)	(8,534)
Gross added value		2,768,835	4,537,481	3,689,879
Deprecitation and amortization		(28,890)	(57,776)	(57,808)
Net added value produced by the company		2,739,945	4,479,705	3,632,071
Added value received through transfer	15a I	7,919,555	17,016,358	14,361,021
Total added value to be distributed		10,659,500	21,496,063	17,993,092
Distribution of added value		10,659,500	21,496,063	17,993,092
Personnel		172,846	128,262	110,429
Compensation		171,794	126,417	108,902
Benefits		892	1,521	1,226
FGTS – government severance pay fund		160	324	301
Taxes, fees and contributions		32,874	283,531	490,624
Federal		32,847	283,483	490,581
Municipal		27	48	43
Return on third parties’ assets - rent		248	474	482
Return on own assets		10,453,532	21,083,796	17,391,557
Dividends and interest on capital		2,620,622	5,503,962	4,397,560
Retained earnings (loss) for the period		7,832,910	15,579,834	12,993,997

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	91

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to December 31, 2015 and 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

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Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading Net income without non recurring effects is presented within the Consolidated Statement of Income, and this effect is shown under the heading Exclusion of non recurring effects (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4s).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4q), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	93

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

				Interest in voting		Interest in total
		Country of		capital at		capital at
		Incorporation	Activity	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. – REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Company merged in 01/31/2015 into Itaú Unibanco S.A. and Itaú BBA Participações S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	94

c)	Business development

I.	Acquisitions

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

Effective acquisitions and financial settlements will occur after the fulfillment of certain contractual conditions and obtainment of regulatory and government authorizations required.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	95

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

The operation was approved by BACEN on December 23, 2015.

Governance will be shared with the Ultra group, and the effective acquisition and financial settlement will occur after the fulfillment of certain contractual conditions.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Corpbanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Banco Itaú Chile S.A. (BIC) entered into a Transaction Agreement with CorpBanca and its controlling shareholders (Corp Group) establishing the terms and conditions for the unification of operations of BIC and CorpBanca in Chile and the other jurisdictions in which CorpBanca operates.

The operation will be consummated through:

i.	Capital increase in BIC in the amount of US$ 652 million to be made by ITAÚ UNIBANCO HOLDING CONSOLIDATED or one of its subsidiaries,
ii.	Merger of BIC into CorpBanca, with cancellation of BIC’s shares and issue of new shares by CorpBanca, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved in the shareholders meeting of CorpBanca so that the interests in the bank resulting from the merger, which will be called Itaú CorpBanca, will be 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group, and
iii.	Subsequent integration of Itaú BBA Colômbia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, which will enter into a shareholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAÚ UNIBANCO HOLDING CONSOLIDATED and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING CONSOLIDATED will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING CONSOLIDATED. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING CONSOLIDATED and ratified by the Board of Directors of Itaú CorpBanca. The shareholders agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING CONSOLIDATED, certain strategic matters of Itaú CorpBanca and it will include provisions on the transfer of shares between ITAÚ UNIBANCO HOLDING CONSOLIDATED and Corp Group, and third parties.

Approvals for the merger were obtained from CorpBanca and BIC shareholders, and from all proper regulatory authorities in Chile, Brazil, Colombia and Panamá. However, as set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties agreed that the operation will be closed by May 2, 2016, when they will be fully prepared for the corporate reorganization process.

It is estimated that said transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which will consolidate Itaú CorpBanca after the closing of the operation.

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MasterCard Brasil Soluções de Pagamento Ltda.

On March 13, 2015, o ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to create an alliance in the payment solutions market in Brazil.

The purposes of the operation are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 13,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

On July 17, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, together with other financial institutions, signed the New Shareholders’ Agreement, which came into effect as from the operation closing date.

In line with the global trend towards best practices, the agreement establishes that, approximately within 4 years, the Parties should replace part of their external ATM networks by Banco24Horas network, generating increased efficiency, greater quality and capillarity of customer service. In addition to the Parties, approximately 40 other banks are clients of TECBAN.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on November 14, 2014.

Interest	Current	Previous
Shares	935,995,448	974,021,768
%	24.93%	25.94%

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MCC Securities e MCC Corredora de Bolsa

On July 20, 2011, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean individuals), for phased acquisition of total shares of MCC Securities.

On August 1, 2011, the parties entered into an agreement for phased acquisition of total shares of MCC Corredora de Bolsa.

On August 18, 2014, they entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa.

	Current		Previous
	MCC Securities	MCC Corredora	MCC Securities	MCC Corredora
Shares	6,000,000	2,046	3,000,001	1,024
%	100%	100%	50%	50.05%

Accordingly, with this operation ITAÚ UNIBANCO HOLDING CONSOLIDATED validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 31, 2014, the closing date of the transaction.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and of Intangible assets.

In thousands of US$
Purchase price	77,585
(-) Fair value of identified assets and liabilities	(13,279)
(-) Brand	(2,040)
(=) Goodwill	62,266

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Banco Itaú BMG Consignado S.A., entered into a share purchase agreement with the controlling shareholders of Banco BMG S.A., for the acquisition of 99.996% of the shares of BMG Seguradora S.A., represented by 35,292,627 shares for the amount of R$ 88,138.

BMG Seguradora S.A. entered into an exclusivity agreement with Banco BMG S.A. and Itaú BMG Consignado for the distribution of insurance products to be linked to the products sold by these banks. The purpose of the acquisition is to expand the insurance activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 27, 2014.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	88,138
(-) Fair value of identified assets and liabilities	(65,418)
(=) Goodwill	22,720

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	98

Citibank N.A. Uruguay Branch

On July 28, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Banco Itaú Uruguay S.A. (BIU), entered into an agreement with Citibank N.A. Uruguay Branch, with rules for the acquisition of retail transactions in Uruguay.

As a result of this operation, BIU assumed a client portfolio related to retail transactions (current account, savings accounts and time deposits). The assets acquired involved mainly credit card transactions that Citibank developed in the country under Visa, Mastercard and Diners brands.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 31, 2013.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

In thousands of US$
Purchase price	25,500
(-) Intangible Assets Subject to Amortization	(529)
(+) Deferred Tax Liability	132
(=) Goodwill	25,103

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Banco Itaucard S.A., entered into a share and quota purchase agreement with Banco Citibank, for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Vendas Ltda., including the “Credicard” brand, for R$2,948 million. These entities were responsible for the offer and distribution of financial products and services of the “Credicard” brand, particularly personal loans and credit cards.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 20, 2013.

Due to this operation, ITAÚ UNIBANCO HOLDING CONSOLIDATED fully consolidated Banco Citicard and Citifinancial Promotora de Vendas in its financial statements as from December 2013. On August 31, 2014, Banco Citicard was merged into Banco Itaucard S.A.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

Purchase price	2,948,409
(-) Fair value of identified assets and liabilities	(1,069,569)
(-) Brand	(26,.875)
(+) Deferred Tax Liability	10,714
(=) Goodwill	1,862,679

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	99

II.	Partnerships and Associations

Association with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into an Association Agreement with Banco BMG S.A. (BMG) aiming at the offering, distribution and sale of payroll loans through the organization of the financial institution Banco Itaú BMG Consignado S.A., in which ITAÚ UNIBANCO HOLDING CONSOLIDATED held control with a 70% interest in total voting capital, and BMG held the remaining 30%. The capital subscribed by shareholders was R$ 1,000,000, proportionally to each interest.

ITAÚ UNIBANCO HOLDING CONSOLIDATED contributed with its economic and financial capacity, administrative experience and controls, and BMG contributed with its commercial and operating competence, in addition to the technological platform required for the development of activities.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 7, 2013.

On April 29, 2014, the agreement establishing the unification of payroll loans business, concentrating the transactions at Itaú BMG Consignado, was entered into. Starting July 25, 2014 and during the term of the association, Itaú BMG Consignado is BMG’s exclusive channel for the offer of payroll loans in the Brazilian territory, subject to certain exceptions.

In consideration for the business unification, on July 25, 2014 BMG increased the capital of Itaú BMG Consignado by R$ 181 million and, therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED started to hold a 60% interest in the total voting capital and BMG started to hold the remaining 40%. The possibility of this unification had already been initially considered.

This transaction had no significant accounting effects and ITAÚ UNIBANCO HOLDING CONSOLIDATED continued to consolidate Itaú BMG Consignado in its financial statements.

Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A.

On August 20, 2013, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., renewed the commercial cooperation agreement maintained with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. This agreement sets forth exclusivity for the offer of financing in promotional campaigns of car maker Fiat for the sale of new cars and exclusive use of Fiat brand in activities related to vehicle financing.

The operation did not have significant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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III.	Disposals

Major Risk Insurance Operation

On July 4, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into a share purchase agreement with ACE Ina International Holdings Ltd. (ACE), through which the former undertook to sell totally of its interest in Itaú Seguros Soluções Corporativas S.A. (ISSC).

ISSC held the major risks operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with the conditions precedent and approval by proper regulatory authorities, ACE paid R$ 1.5 billion to ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, through ISSC. On October 31, 2014, ISSC transferred the shares upon financial settlement by ACE, updating the price of operation considering the shareholders equity position on the operation closing date, in the amount of R$ 379,258.

This transaction is linked with ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategy of selling retail personal and property insurance, typically related to retail banking.

Via Varejo

On October 1, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Seguros S.A., received from Via Varejo the amount of R$ 584 million due to the early termination of operating agreements related to the offer of extended warranty insurance in Ponto Frio and Casas Bahia stores. The amount received refers substantially to the refund of amounts disbursed under contractual terms, duly restated.

The operation had no relevant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Note 3 – Requirements regarding capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at 12/31/2015, according to present regulation which defines the Consolidated Prudential as the calculation basis:

Consolidated
Prudential (1)
Reference equity (2)	128,465,152
Basel ratio	17.8%
Tier I	14.0%
Common Equity	14.0%
Additional Capital	0.0%
Tier II	3.8%
Fixed assets ratio	27.7%
Excess capital in relation to fixed assets	28,615,872

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation;

(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of February 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (17.8%, based on the Consolidated Prudential, of which 14.0% of Common Equity and Tier I and 3.8% of Tier II) to be adequate, as it exceeds by 6.8 percent the minimum required by the authorities (11.0%).

In 2015, the Financial System Consolidated is no longer calculated for capital effects, in compliance with the standards in force, and has been replaced by the Consolidated Prudential.

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulations in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	102

The reference equity used for the calculation of ratios and the risk-weighted assets at 12/31/2015, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	106,462,440
Non-controlling interests	915,986
Changes in ownership interest in a subsidiary as a result of capital transaction	3,682,993
Consolidated stockholders’ equity (BACEN)	111,061,419
Common Equity deductions (1)	(10,106,722)
Common Equity Tier I	100,954,697
Additional Tier I deductions	45,987
Additional Tier I Capital	45,987
Tier I (Common Equity + Additional Capital)	101,000,684
Instruments eligible for inclusion in Tier II	27,403,171
Tier II deductions	61,297
Tier II	27,464,468
Regulatory Capital (Tier I + Tier II)	128,465,152
Risk-weighted assets	722,467,645
Risk-weighted assets of credit risk (RWACPAD)	679,593,183	94.1%
a) Per weighting factor (FPR):
FPR at 2%	179,196	0.0%
FPR at 20%	7,000,033	1.0%
FPR at 35%	11,694,800	1.6%
FPR at 50%	46,024,625	6.4%
FPR at 75%	136,104,497	18.8%
FPR at 85%	129,883,910	18.0%
FPR at 100%	288,057,254	39.9%
FPR at 250%	37,858,011	5.2%
FPR at 300%	10,751,102	1.5%
FPR at 1250% (2)	1,990,212	0.3%
Derivatives – Future potential gain on and variation in the counterparty credit quality Minimum Required Regulatory Capital	10,049,543	1.4%
b) Per type:
Securities	51,085,465	7.1%
Loan operations - retail	109,882,310	15.2%
Loan operations – non-retail	237,364,598	32.9%
Joint obligations - retail	242,329	0.0%
Joint obligations – non-retail	46,654,780	6.5%
Loan commitments - retail	25,971,524	3.6%
Loan commitments – non-retail	12,923,898	1.8%
Other exposures	195,468,279	27.1%
Risk-weighted assets of operational risk (RWAOPAD)	28,622,953	4.0%
Retail	7,470,420	1.0%
Commercial	16,490,550	2.3%
Corporate finance	1,379,791	0.2%
Negotiation and sales	(4,927,254)	-0.7%
Payments and settlements	3,074,061	0.4%
Financial agent services	2,872,911	0.4%
Asset management	2,144,545	0.3%
Retail brokerage	117,929	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	14,251,509	2.0%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	1,536,064	0.2%
Operations subject to interest rate variations	11,290,672	1.6%
Fixed rate denominated in Real (RWAJUR1)	2,127,454	0.3%
Foreign currency coupon (RWAJUR2)	6,699,591	0.9%
Price index coupon (RWAJUR3)	2,463,618	0.3%
Interest rate coupon (RWAJUR4)	9	0.0%
Operations subject to commodity price variation (RWACOM)	472,600	0.1%
Operations subject to stock price variation (RWAACS)	952,173	0.1%
RWA	722,467,645	100.0%
Minimum Required Regulatory Capital	79,471,441
Excess capital in relation to Minimum Required Regulatory Capital	48,993,711	61.6%
Ratio (%)	17.8%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,274,661

(1) As from June 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 432 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	103

During this period, the effects of the changes in legislation and balances were as follows:

	Reference	Weighted
Changes in the Basel Ratio	equity	exposure	Effect
Ratio at 12/31/2014 - Operating Consolidated	129,790,456	768,074,569	16.9%
Change - consolidated prudential (*)	570,344	(17,234,271)	0.5%
Net income for the period	21,842,433	-	2.9%
Interest on capital and dividends	(8,439,575)	-	-1.1%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	(46,759)	-	0.0%
Granting of options recognized	55,508	-	0.0%
Granting of stock options – options exercised during the period	344,133	-	0.1%
Asset valuation adjustment	(1,005,610)	-	-0.1%
Deductions in reference equity	(5,566,721)	-	-0.7%
Purchase of treasury shares	(3,324,436)		-0.4%
Subordinated debt and redeemable preferred shares	(6,143,778)	-	-0.8%
Other changes in reference equity	389,157	-	0.1%
Changes in risk exposure		(28,372,653)	0.7%
Ratio at 12/31/2015 - Consolidated Prudential	128,465,152	722,467,645	17.8%

(*) Effect due to the change from the Financial Consolidated System to the Consolidated Prudential.

b)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, capitalization companies and reinsurers. Upon publication of this resolution, CNSP Resolutions No. 228, 280, 283, 284, 316 and 317 are cancelled.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	104

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variations, and transactions with fixed charges, are recorded at their present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rates of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedges of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	105

•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on an accrual basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future periods.

From January 1, 2015, Itaú Unibanco has adopted the option provided in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation, and were adjusted to market value up to December 31, 2007, when applicable, for insurance, pension plan and capitalization operations, and these adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617 / 08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	106

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP Resolution No. 321, of July 15, 2015, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks.

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	107

•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, determined based on the Liability Adequacy Test, in accordance with the provisions specified in the regulations in force.

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II -	Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date.

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	108

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15% to 20% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

On May 14, 2014, Law No. 12,973 was enacted to change the federal tax legislation about IRPJ, CSLL, PIS and COFINS, which effects started on 01/01/2015, since ITAÚ UNIBANCO HOLDING CONSOLIDATED did not exercise the option of advancing the effects pursuant to articles 75 and 96. Among other matters, said Law provides for:

•	the revocation of the Transition Tax Regime – TTR, established by Law No. 11,638/07, amended by Law No. 11,941, of May 27, 2009;

•	taxation of legal entities domiciled in Brazil, in connection with the equity increase arising from the interest in profit earned abroad by subsidiaries and affiliates and profit earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Said law has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with non-controlling interests - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to non-controlling is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	109

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in equity valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates;
•	Exchange differences arising from currency translation are recorded in Cumulative Translation Adjustments (CTA).

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in cumulative translation adjustments until derecognition or impairment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	110

Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2015	12/31/2014
Cash and cash equivalents	18,544,382	17,527,249
Interbank deposits	22,021,881	13,939,368
Securities purchased under agreements to resell – Funded position	46,625,296	56,365,364
Total	87,191,559	87,831,981

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2015	12/31/2014
Cash and cash equivalents	155,156	114,898
Securities purchased under agreements to resell – Funded position	6,425,125	29,874
Total	6,580,281	144,772

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	111

Note 6 - Interbank investments

	12/31/2015						12/31/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	189,444,543	57,996,535	4,688	-	247,445,766	88.0	204,258,876	88.9
Funded position (*)	56,520,348	25,026,943	4,688	-	81,551,979	29.0	80,219,777	34.9
Financed position	126,207,698	3,964,369	-	-	130,172,067	46.3	98,974,662	43.1
With free movement	3,659,450	3,964,369	-	-	7,623,819	2.7	27,326,584	11.9
Without free movement	122,548,248	-	-	-	122,548,248	43.6	71,648,078	31.2
Short position	6,716,497	29,005,223	-	-	35,721,720	12.7	25,064,437	10.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,990,703	-	-	-	2,990,703	1.1	2,496,426	1.1
Interbank deposits	23,454,367	3,433,018	2,876,095	743,690	30,507,170	10.9	23,073,038	10.0
Total	215,889,613	61,429,553	2,880,783	743,690	280,943,639	100.0	229,828,340	100.0
% per maturity term	76.8	21.9	1.0	0.3	100.0
Total – 12/31/2014	160,614,468	64,278,280	3,994,151	941,441	229,828,340
% per maturity term	69.9	28.0	1.7	0.4	100.0
(*)	Includes R$ 9,460,888 (R$ 5,944,804 at 12/31/2014) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 6,425,125 (R$ 29,874 at 12/31/2014), Interbank deposits with maturity of 31 to 180 days (R$ 2,371,382 at 12/31/2014), with maturity of 181 to 365 days to R$ 3,553,768 (R$ 658,832 at 12/31/2014) and over 365 days amounting to R$ 72,531,822 (R$ 38,212,705 at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	112

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2015											12/31/2014
		Adjustment to market value
		reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	116,732,948	(1,023,670)	(3,436,939)	112,272,339	33.2	7,120,106	13,782	550,534	5,991,649	8,689,251	89,907,017	109,425,756
Financial treasury bills	14,499,079	248	(33)	14,499,294	4.3	-	-	-	2,017,879	2,178,667	10,302,748	22,113,964
National treasury bills	18,773,080	(127,279)	(3)	18,645,798	5.5	7,111,303	-	523,081	690,382	543,221	9,777,811	18,915,039
National treasury notes	43,428,878	(667,827)	(883,389)	41,877,662	12.4	7,330	13,696	19,874	2,972,776	2,020,039	36,843,947	44,065,273
National treasury/securitization	237,062	(325)	(22,152)	214,585	0.1	-	86	166	1,561	493	212,279	254,433
Brazilian external debt bonds	39,794,849	(228,487)	(2,531,362)	37,035,000	10.9	1,473	-	7,413	309,051	3,946,831	32,770,232	24,077,047
Government securities - abroad	11,144,489	2,361	(59,412)	11,087,438	3.3	1,888,133	1,635,154	1,721,113	3,772,662	1,162,711	907,665	10,232,010
Argentina	687,679	13,694	-	701,373	0.2	222,471	467,043	9,425	-	1,435	999	631,070
Belgium	143,442	(6,649)	-	136,793	0.0	-	-	-	-	136,793	-	163,863
Chile	1,444,527	(183)	(2,430)	1,441,914	0.4	529,293	883,923	10,192	-	17,887	619	1,250,576
Colombia	76,828	(4,149)	-	72,679	0.0	159	-	8,336	24,138	848	39,198	88,282
Korea	1,625,652	-	(1)	1,625,651	0.5	455,237	-	521,137	649,277	-	-	1,782,322
Denmark	2,548,471	-	-	2,548,471	0.8	-	-	541,860	1,519,380	487,231	-	2,699,276
Spain	1,059,940	-	-	1,059,940	0.3	306,616	-	-	753,324	-	-	782,590
United States	2,159,785	19	(5,760)	2,154,044	0.6	195,072	85,943	409,670	515,533	195,164	752,662	1,173,935
France	-	-	-	-	0.0	-	-	-	-	-	-	133,050
Netherlands	121,784	-	(193)	121,591	0.0	-	-	-	-	121,591	-	151,431
Italy	-	-	-	-	0.0	-	-	-	-	-	-	70,325
Mexico	2,522	(13)	-	2,509	0.0	-	-	-	907	1,067	535	3,477
Paraguay	1,023,041	-	(43,136)	979,905	0.3	168,051	189,871	208,148	260,765	127,261	25,809	977,276
Peru	1,031	(53)	-	978	0.0	-	-	-	-	-	978	-
Uruguay	240,070	(304)	(6,822)	232,944	0.1	11,234	8,374	12,345	49,338	64,819	86,834	310,561
Other	9,717	(1)	(1,070)	8,646	0.0	-	-	-	-	8,615	31	13,976
Corporate securities	71,903,280	(88,229)	(776,639)	71,038,412	21.0	5,028,678	2,221,525	2,581,914	8,599,974	9,718,701	42,887,620	67,449,949
Shares	2,485,556	(67,394)	(9,667)	2,408,495	0.7	2,408,495	-	-	-	-	-	2,693,227
Rural product note	1,175,652	-	(46,126)	1,129,526	0.3	41,223	359,291	123,145	109,366	193,970	302,531	1,407,483
Bank deposit certificates	1,619,893	244	(3,244)	1,616,893	0.5	553,446	669,009	311,054	81,353	25	2,006	1,381,387
Securitized real estate loans	17,900,792	-	(207,132)	17,693,660	5.2	342,071	-	-	318,781	257,275	16,775,533	16,071,003
Fund quotas	838,579	(59,041)	(231)	779,307	0.2	779,307	-	-	-	-	-	778,670
Credit rights	24,059	-	-	24,059	0.0	24,059	-	-	-	-	-	100,975
Fixed income	663,359	(55,659)	(15)	607,685	0.2	607,685	-	-	-	-	-	596,236
Variable income	151,161	(3,382)	(216)	147,563	0.0	147,563	-	-	-	-	-	81,459
Debentures	24,506,491	61,820	(318,175)	24,250,136	7.2	290,918	411,358	749,978	435,021	2,156,808	20,206,053	21,460,116
Eurobonds and others	11,199,763	(23,852)	(67,508)	11,108,403	3.3	109,518	549,868	270,583	1,699,614	4,234,820	4,244,000	7,770,972
Financial bills	10,719,221	1	(46,932)	10,672,290	3.2	252,685	6,201	811,483	5,842,301	2,519,108	1,240,512	14,077,374
Promissory notes	1,060,251	-	(69,186)	991,065	0.3	251,015	190,624	230,288	113,538	205,600	-	1,396,726
Other	397,082	(7)	(8,438)	388,637	0.1	-	35,174	85,383	-	151,095	116,985	412,991
PGBL / VGBL fund quotas (1)	117,128,328	-	-	117,128,328	34.6	117,128,328	-	-	-	-	-	97,183,898
Subtotal - securities	316,909,045	(1,109,538)	(4,272,990)	311,526,517	92.1	131,165,245	3,870,461	4,853,561	18,364,285	19,570,663	133,702,302	284,291,613
Trading securities	184,856,986	(1,109,538)	-	183,747,448	54.3	127,370,471	582,975	1,034,987	6,131,974	5,281,985	43,345,056	172,712,326
Available-for-sale securities	89,867,266	-	(4,272,990)	85,594,276	25.3	3,452,699	3,287,486	3,818,574	11,913,530	12,738,324	50,383,663	77,146,194
Held-to-maturity securities (2)	42,184,793	-	-	42,184,793	12.5	342,075	-	-	318,781	1,550,354	39,973,583	34,433,093
Derivative financial instruments	18,460,274	8,404,424	-	26,864,698	7.9	6,038,415	4,121,716	2,919,518	2,669,958	3,600,117	7,514,974	15,334,911
Total securities and derivative financial instruments (assets)	335,369,319	7,294,886	(4,272,990)	338,391,215	100.0	137,203,660	7,992,177	7,773,079	21,034,243	23,170,780	141,217,276	299,626,524

Derivative financial instruments (liabilities)	(24,874,827)	(6,240,862)	-	(31,115,689)	100.0	(3,847,876)	(3,774,758)	(3,533,856)	(3,349,561)	(4,105,871)	(12,503,767)	(17,394,472)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded negative adjustment to market value in the amount of R$ 3,292,837 (R$ 218,844 at 12/31/2014), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	113

b) Summary by portfolio

	12/31/2015
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	58,528,715	10,118,878	27,135,617	3,493,813	5,855,669	-	7,139,647	112,272,339
Financial treasury bills	3,861,658	6,452,635	-	3,300,354	-	-	884,647	14,499,294
National treasury bills	15,308,445	3,327,094	-	10,259	-	-	-	18,645,798
National treasury notes	29,401,041	339,149	-	26,803	5,855,669	-	6,255,000	41,877,662
National treasury / Securitization	214,585	-	-	-	-	-	-	214,585
Brazilian external debt bonds	9,742,986	-	27,135,617	156,397	-	-	-	37,035,000
Government securities - abroad	7,436,451	75,421	-	3,575,125	-	-	441	11,087,438
Argentina	566,307	-	-	135,066	-	-	-	701,373
Belgium	136,793	-	-	-	-	-	-	136,793
Chile	1,416,280	7,696	-	17,497	-	-	441	1,441,914
Colombia	72,679	-	-	-	-	-	-	72,679
Korea	808,380	-	-	817,271	-	-	-	1,625,651
Denmark	764,541	-	-	1,783,930	-	-	-	2,548,471
Spain	532,613	-	-	527,327	-	-	-	1,059,940
United States	1,892,953	-	-	261,091	-	-	-	2,154,044
Netherlands	121,591	-	-	-	-	-	-	121,591
Mexico	2,509	-	-	-	-	-	-	2,509
Paraguay	903,125	67,725	-	9,055	-	-	-	979,905
Peru	978	-	-	-	-	-	-	978
Uruguay	217,670	-	-	15,274	-	-	-	232,944
Other	32	-	-	8,614	-	-	-	8,646
Corporate securities	61,687,413	128,923	698,597	4,041,362	-	-	4,482,117	71,038,412
Shares	2,399,330	-	-	9,165	-	-	-	2,408,495
Rural product note	1,129,526	-	-	-	-	-	-	1,129,526
Bank deposit certificates	1,451,282	128,923	-	14,249	-	-	22,439	1,616,893
Securitized real estate loans	17,693,660	-	-	-	-	-	-	17,693,660
Fund quotas	686,225	-	-	364	-	-	92,718	779,307
Credit rights	1,161	-	-	-	-	-	22,898	24,059
Fixed income	537,501	-	-	364	-	-	69,820	607,685
Variable income	147,563	-	-	-	-	-	-	147,563
Debentures	19,485,387	-	-	4,016,372	-	-	748,377	24,250,136
Eurobonds and other	10,409,806	-	698,597	-	-	-	-	11,108,403
Financial bills	7,052,495	-	-	1,212	-	-	3,618,583	10,672,290
Promissory notes	991,065	-	-	-	-	-	-	991,065
Other	388,637	-	-	-	-	-	-	388,637
PGBL / VGBL fund quotas	-	-	-	-	-	-	117,128,328	117,128,328
Subtotal - securities	127,652,579	10,323,222	27,834,214	11,110,300	5,855,669	-	128,750,533	311,526,517
Trading securities	42,453,560	8,431,408	3,560,158	3,202,022	3,653,086	-	122,447,214	183,747,448
Available-for-sale securities	56,276,121	1,891,814	14,814,524	7,908,274	2,202,583	-	2,500,960	85,594,276
Held-to-maturity securities	28,922,898	-	9,459,532	4	-	-	3,802,359	42,184,793
Derivative financial instruments	-	-	-	-	-	26,864,698	-	26,864,698
Total securities and derivative financial instruments (assets)	127,652,579	10,323,222	27,834,214	11,110,300	5,855,669	26,864,698	128,750,533	338,391,215
Total securities and derivative financial instruments (assets) – 12/31/2014	96,391,805	62,978,872	3,746,856	2,979,594	9,306,822	15,334,911	108,887,664	299,626,524

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	114

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2015										12/31/2014
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	57,679,096	(1,023,670)	56,655,426	30.8	7,120,043	13,721	540,752	4,510,098	4,063,090	40,407,722	62,943,497
Financial treasury bills	12,134,054	248	12,134,302	6.6	-	-	-	646,611	1,673,969	9,813,722	20,656,001
National treasury bills	11,361,917	(127,279)	11,234,638	6.1	7,111,303	-	513,413	690,382	411,876	2,507,664	8,898,461
National treasury notes	29,015,656	(667,827)	28,347,829	15.4	7,267	13,635	19,760	2,862,493	1,634,153	23,810,521	30,843,596
National treasury / Securitization	3,119	(325)	2,794	-	-	86	166	1,561	493	488	5,460
Brazilian external debt bonds	5,164,350	(228,487)	4,935,863	2.7	1,473	-	7,413	309,051	342,599	4,275,327	2,539,979
Government securities - abroad	1,187,548	2,361	1,189,909	0.6	318,075	561,401	24,997	45,621	149,633	90,182	1,586,226
Argentina	687,679	13,694	701,373	0.4	222,471	467,043	9,425	-	1,435	999	630,918
Belgium	143,442	(6,649)	136,793	0.1	-	-	-	-	136,793	-	106,574
Chile	35,985	(183)	35,802	-	26,497	1,450	7,236	-	-	619	131,993
Colombia	76,747	(4,149)	72,598	-	78	-	8,336	24,138	848	39,198	88,282
United States	131,961	19	131,980	0.1	-	85,943	-	-	-	46,037	448,191
Mexico	2,522	(13)	2,509	-	-	-	-	907	1,067	535	3,477
Paraguay	67,725	-	67,725	-	67,725	-	-	-	-	-	128,201
Peru	1,031	(53)	978	-	-	-	-	-	-	978	-
Uruguay	40,444	(304)	40,140	-	1,304	6,965	-	20,576	9,490	1,805	40,970
Other	12	(1)	11	-	-	-	-	-	-	11	7,620
Corporate securities	8,862,014	(88,229)	8,773,785	4.8	2,804,025	7,853	469,238	1,576,255	1,069,262	2,847,152	10,998,705
Shares	1,998,855	(67,394)	1,931,461	1.1	1,931,461	-	-	-	-	-	1,908,984
Bank deposit certificates	43,689	244	43,933	-	29,714	7,055	3,010	4,153	-	1	100,937
Securitized real estate loans	-	-	-	-	-	-	-	-	-	-	672
Fund quotas	620,945	(59,041)	561,904	0.3	561,904	-	-	-	-	-	636,878
Credit rights	24,059	-	24,059	-	24,059	-	-	-	-	-	54,007
Fixed income	446,434	(55,659)	390,775	0.2	390,775	-	-	-	-	-	562,541
Variable income	150,452	(3,382)	147,070	0.1	147,070	-	-	-	-	-	20,330
Debentures	1,353,278	61,820	1,415,098	0.8	-	-	8,775	12,934	120,898	1,272,491	1,215,296
Eurobonds and other	1,015,681	(23,852)	991,829	0.5	28,261	798	520	137,148	494,615	330,487	1,061,702
Financial bills	3,825,898	1	3,825,899	2.1	252,685	-	456,933	1,422,020	453,749	1,240,512	6,072,283
Others	3,668	(7)	3,661	-	-	-	-	-	-	3,661	1,953
PGBL / VGBL fund quotas	117,128,328	-	117,128,328	63.8	117,128,328	-	-	-	-	-	97,183,898
Total	184,856,986	(1,109,538)	183,747,448	100.0	127,370,471	582,975	1,034,987	6,131,974	5,281,985	43,345,056	172,712,326
% per maturity term					69.3	0.3	0.6	3.3	2.9	23.6
Total – 12/31/2014	173,016,351	(304,025)	172,712,326	100.0	105,144,131	8,478,910	4,201,162	12,903,374	7,064,056	34,920,693
% per maturity term					60.8	4.9	2.4	7.5	4.1	20.2

At 12/31/2015, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 4,287 without maturity (R$ 13,544,527 of 12/31/2014 portfolio is composed of Corporate Securities – Bank deposit certificates with maturity over 720 days).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	115

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2015										12/31/2014
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	32,544,402	(3,436,939)	29,107,463	34.0	63	61	9,782	1,481,551	3,333,082	24,282,924	25,624,380
Financial treasury bills	2,365,025	(33)	2,364,992	2.8	-	-	-	1,371,268	504,698	489,026	1,457,963
National treasury bills	9,671	(3)	9,668	0.0	-	-	9,668	-	-	-	3,420,385
National treasury notes	10,093,222	(883,389)	9,209,833	10.8	63	61	114	110,283	268,509	8,830,803	9,263,549
National treasury / Securitization	233,943	(22,152)	211,791	0.2	-	-	-	-	-	211,791	248,973
Brazilian external debt bonds	19,842,541	(2,531,362)	17,311,179	20.2	-	-	-	-	2,559,875	14,751,304	11,233,510
Government securities - abroad	9,942,015	(59,412)	9,882,603	11.5	1,570,058	1,073,753	1,696,116	3,727,041	1,013,078	802,557	8,620,032
Argentina	-	-	-	0.0	-	-	-	-	-	-	152
Belgium	-	-	-	0.0	-	-	-	-	-	-	57,289
Chile	1,408,542	(2,430)	1,406,112	1.6	502,796	882,473	2,956	-	17,887	-	1,118,583
Colombia	81		81	0.0	81	-	-	-	-	-	-
Korea	1,625,652	(1)	1,625,651	1.9	455,237	-	521,137	649,277	-	-	1,782,322
Denmark	2,548,471	-	2,548,471	3.0	-	-	541,860	1,519,380	487,231	-	2,699,276
Spain	1,059,940	-	1,059,940	1.2	306,616	-	-	753,324	-	-	782,590
United States	2,027,824	(5,760)	2,022,064	2.4	195,072	-	409,670	515,533	195,164	706,625	725,744
France	-	-	-	0.0	-	-	-	-	-	-	133,050
Netherlands	121,784	(193)	121,591	0.1	-	-	-	-	121,591	-	151,431
Italy	-	-	-	0.0	-	-	-	-	-	-	70,325
Paraguay	955,316	(43,136)	912,180	1.1	100,326	189,871	208,148	260,765	127,261	25,809	849,075
Uruguay	184,720	(6,822)	177,898	0.2	9,930	1,409	12,345	28,762	55,329	70,123	243,852
Other	9,685	(1,070)	8,615	0.0	-	-	-	-	8,615	-	6,343
Corporate securities	47,380,849	(776,639)	46,604,210	54.5	1,882,578	2,213,672	2,112,676	6,704,938	8,392,164	25,298,182	42,901,782
Shares	486,701	(9,667)	477,034	0.6	477,034	-	-	-	-	-	784,243
Rural product note	1,175,652	(46,126)	1,129,526	1.2	41,223	359,291	123,145	109,366	193,970	302,531	1,407,483
Bank deposit certificate	1,576,200	(3,244)	1,572,956	1.7	523,728	661,954	308,044	77,200	25	2,005	1,280,447
Securitized real estate loans	2,244,241	(207,132)	2,037,109	2.4	-	-	-	-	-	2,037,109	2,523,246
Fund quotas	217,634	(231)	217,403	0.3	217,403	-	-	-	-	-	141,792
Credit rights	-	-	-	0.0	-	-	-	-	-	-	46,968
Fixed income	216,925	(15)	216,910	0.3	216,910	-	-	-	-	-	33,695
Variable income	709	(216)	493	0.0	493	-	-	-	-	-	61,129
Debentures	23,153,213	(318,175)	22,835,038	26.6	290,918	411,358	741,203	422,087	2,035,910	18,933,562	20,244,820
Eurobonds and other	10,180,220	(67,508)	10,112,712	11.8	81,257	549,070	270,063	1,562,466	3,740,205	3,909,651	6,706,896
Financial bills	6,893,323	(46,932)	6,846,391	8.0	-	6,201	354,550	4,420,281	2,065,359	-	8,005,091
Promissory notes	1,060,251	(69,186)	991,065	1.2	251,015	190,624	230,288	113,538	205,600	-	1,396,726
Other	393,414	(8,438)	384,976	0.4	-	35,174	85,383	-	151,095	113,324	411,038
Total	89,867,266	(4,272,990)	85,594,276	100.0	3,452,699	3,287,486	3,818,574	11,913,530	12,738,324	50,383,663	77,146,194
% per maturity term					4.0	3.8	4.5	13.9	14.9	58.9
Total – 12/31/2014	77,674,681	(528,487)	77,146,194	100.0	4,037,103	4,011,549	5,667,279	7,290,173	10,211,071	45,929,019
% per maturity term					5.2	5.2	7.3	9.4	13.2	59.5

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	116

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 12/31/2015, not considered in results, is an impairment loss of R$ 704,526 (R$ 663,826 at 12/31/2014) relating to the market adjustment of the reclassified securities.

	12/31/2015									12/31/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	26,509,450	62.9	-	-	-	-	1,293,079	25,216,371	24,824,670	20,857,879	21,253,623
National treasury bills	7,401,492	17.6	-	-	-	-	131,345	7,270,147	6,890,782	6,596,193	6,507,654
National treasury notes	4,320,000	10.2	-	-	-	-	117,377	4,202,623	4,483,242	3,958,128	4,415,835
Brazilian external debt bonds	14,787,958	35.1	-	-	-	-	1,044,357	13,743,601	13,450,646	10,303,558	10,330,134
Government securities - abroad	14,926	0.0	-	-	-	-	-	14,926	15,024	25,752	31,050
Uruguay	14,906	0.0	-	-	-	-	-	14,906	14,906	25,739	30,864
Other	20	0.0	-	-	-	-	-	20	118	13	186
Corporate securities	15,660,417	37.1	342,075	-	-	318,781	257,275	14,742,286	14,052,262	13,549,462	13,367,264
Bank deposit certificate	4	0.0	4	-	-	-	-	-	4	3	3
Securitized real estate loans	15,656,551	37.1	342,071	-	-	318,781	257,275	14,738,424	14,048,396	13,547,085	13,364,887
Eurobonds and other	3,862	0.0	-	-	-	-	-	3,862	3,862	2,374	2,374
Total	42,184,793	100.0	342,075	-	-	318,781	1,550,354	39,973,583	38,891,956	34,433,093	34,651,937
% per maturity term			0.8	-	-	0.8	3.7	94.7
Total – 12/31/2014	34,433,093	100.0	43,558	59,347	204,889	671,758	1,103,478	32,350,063
% per maturity term			0.1	0.2	0.6	2.0	3.2	94.0

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,581,700 (R$ 2,380,399 at 12/31/2014).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	117

g) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 12/31/2015, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 5,811,502 (R$ 2,904,834 at 12/31/2014) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	118

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2015	12/31/2014
Futures contracts	589,451,000	331,020,643	(70,795)	599,216	528,421	(354,255)
Purchase commitments	189,036,329	97,929,466	702,292	622,801	1,325,093	(646,819)
Commodities	315,862	156,790	9	-	9	(143)
Indexes	60,485,098	43,125,904	702,485	(6,494)	695,991	(632,987)
Interbank market	88,410,675	29,994,303	(39,859)	830	(39,029)	48,492
Foreign currency	34,227,660	17,796,025	39,777	628,465	668,242	(62,033)
Fixed rates	-	41,171	-	-	-	3
Securities	5,507,537	6,810,701	24	-	24	(89)
Other	89,497	4,572	(144)	-	(144)	(62)
Commitments to sell	400,414,671	233,091,177	(773,087)	(23,585)	(796,672)	292,564
Commodities	158,315	341,241	(123)	-	(123)	17
Indexes	73,466,159	19,288,872	(753,926)	8,296	(745,630)	316,070
Interbank market	190,855,366	82,595,130	60,443	477	60,920	(116,083)
Foreign currency	129,357,213	123,067,744	(79,305)	(32,358)	(111,663)	92,559
Securities	6,259,555	7,798,190	(176)	-	(176)	1
Other	318,063	-	-	-	-	-
Swap contracts			(8,848,632)	1,665,125	(7,183,507)	(4,717,330)
Asset position	327,833,655	270,200,211	4,764,351	4,382,801	9,147,152	4,816,590
Commodities	3,559	-	64	(4)	60	-
Indexes	134,427,343	103,903,526	(17,847)	1,049,942	1,032,095	724,245
Interbank market	60,887,785	68,534,186	426,009	818,030	1,244,039	801,130
Foreign currency	14,667,813	12,056,429	3,068,008	1,232,760	4,300,768	1,392,862
Fixed rates	106,316,027	81,916,526	910,902	1,138,346	2,049,248	1,704,909
Floating rate	11,490,552	3,763,467	376,873	143,440	520,313	192,850
Securities	25,011	15,538	-	-	-	440
Other	15,565	10,539	342	287	629	154
Liability position	336,682,287	275,333,146	(13,612,983)	(2,717,676)	(16,330,659)	(9,533,920)
Commodities	15,481	24,702	-	-	-	(3)
Indexes	100,825,734	72,197,428	(2,316,377)	(311,357)	(2,627,734)	(2,470,825)
Interbank market	37,889,004	51,283,974	(232,894)	(1,165,990)	(1,398,884)	(671,894)
Foreign currency	33,943,785	24,795,573	(6,084,378)	(755,484)	(6,839,862)	(2,203,529)
Fixed rates	152,593,472	121,047,859	(4,795,478)	69,548	(4,725,930)	(3,934,436)
Floating rate	11,194,757	5,664,874	(154,923)	(559,477)	(714,400)	(202,232)
Securities	63,769	87,833	(28,689)	5,084	(23,605)	(29,472)
Other	156,285	230,903	(244)	-	(244)	(21,529)
Option contracts	285,405,246	505,401,336	134,899	(335,521)	(200,622)	854,125
Purchase commitments - long position	61,880,109	88,641,492	2,287,481	1,660,464	3,947,945	1,945,460
Commodities	480,548	614,142	25,195	(11,392)	13,803	14,915
Indexes	5,505,146	35,437,660	65,819	(24,797)	41,022	58,200
Interbank market	5,116,201	12,430,047	14,922	6,047	20,969	81,828
Foreign currency	44,802,387	36,917,646	2,073,251	1,473,050	3,546,301	1,460,636
Fixed rates	5,506	2,258	-	24	24	18
Floating rate	-	8,234	-	-	-	-
Securities	5,871,988	3,153,007	100,590	208,379	308,969	313,937
Other	98,333	78,498	7,704	9,153	16,857	15,926
Commitments to sell - long position	85,099,471	143,623,660	1,481,415	153,062	1,634,477	1,964,563
Commodities	159,039	175,726	9,056	12,220	21,276	13,548
Indexes	27,824,299	77,499,793	133,292	16,469	149,761	162,229
Interbank market	12,347,369	23,358,896	15,941	(15,738)	203	1,359
Foreign currency	36,526,214	30,935,917	1,024,424	(556,940)	467,484	206,109
Fixed rates	179,269	114,124	7,815	(1,381)	6,434	4,395
Floating rate	-	163,144	-	-	-	199
Securities	8,014,549	11,342,911	290,523	697,356	987,879	1,575,814
Other	48,732	33,149	364	1,076	1,440	910
Purchase commitments - short position	58,928,405	88,218,841	(2,020,564)	(2,139,978)	(4,160,542)	(2,044,002)
Commodities	248,592	433,440	(6,251)	(387)	(6,638)	(8,627)
Indexes	5,417,570	38,387,923	(66,460)	20,997	(45,463)	(87,393)
Interbank market	5,145,727	7,380,355	(20,949)	(29,642)	(50,591)	(63,948)
Foreign currency	42,749,941	34,499,771	(1,864,100)	(1,900,855)	(3,764,955)	(1,566,881)
Fixed rates	112,107	68,291	-	(399)	(399)	(498)
Securities	5,156,135	7,370,563	(55,100)	(220,539)	(275,639)	(300,729)
Other	98,333	78,498	(7,704)	(9,153)	(16,857)	(15,926)
Commitments to sell - short position	79,497,261	184,917,343	(1,613,433)	(9,069)	(1,622,502)	(1,011,896)
Commodities	289,960	327,776	(22,082)	(38,999)	(61,081)	(43,246)
Indexes	30,277,260	123,693,987	(158,340)	(23,084)	(181,424)	(182,354)
Interbank market	7,694,060	20,849,245	(9,839)	9,823	(16)	(1,805)
Foreign currency	33,751,306	30,937,030	(1,146,668)	740,404	(406,264)	(294,674)
Fixed rates	21,515	2,656	(738)	37	(701)	(181)
Securities	7,414,428	9,073,500	(275,402)	(696,174)	(971,576)	(488,726)
Other	48,732	33,149	(364)	(1,076)	(1,440)	(910)
Forward contracts	40,226,794	7,938,348	2,135,464	78,900	2,214,364	1,634,161
Purchases receivable	516,045	161,055	517,624	(36)	517,588	161,117
Foreign currency	-	-	1,278	-	1,278	-
Fixed rates	154,166	93,567	154,082	31	154,113	93,637
Floating rate	353,502	65,834	353,490	428	353,918	65,748
Securities	8,377	1,654	8,774	(495)	8,279	1,732
Purchases payable	-	-	(508,126)	-	(508,126)	(160,301)
Fixed rates	-	-	(154,082)	-	(154,082)	(93,426)
Floating rate	-	-	(353,489)	-	(353,489)	(65,221)
Securities	-	-	(555)	-	(555)	(1,654)
Sales receivable	23,208,125	2,201,473	2,448,803	81,006	2,529,809	2,154,787
Commodities	7	247	7	-	7	246
Indexes	490	82	481	(2)	479	76
Interbank market	20,697,118	323	-	71,766	71,766	323
Fixed rates	152,638	386,410	157,333	-	157,333	385,450
Floating rate	163,707	121,523	163,640	-	163,640	124,494
Securities	2,194,165	1,692,888	2,127,342	9,242	2,136,584	1,644,198
Sales deliverable	16,502,624	5,575,820	(322,837)	(2,070)	(324,907)	(521,442)
Interbank market	16,502,624	5,575,820	-	(3,078)	(3,078)	(8,430)
Foreign currency	-	-	(1,864)	-	(1,864)	-
Fixed rates	-	-	(157,333)	178	(157,155)	(386,547)
Floating rate	-	-	(163,640)	830	(162,810)	(126,465)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	119

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2015	12/31/2014
Credit derivatives	12,662,485	11,161,056	60,068	(320,695)	(260,627)	(55,166)
Asset position	4,605,455	6,803,523	354,290	259,861	614,151	122,802
Foreign currency	3,624,943	1,805,766	353,455	210,657	564,112	50,084
Fixed rate	-	3,931,442	135	50	185	32,247
Securities	788,052	826,088	449	45,180	45,629	34,591
Other	192,460	240,227	251	3,974	4,225	5,880
Liability position	8,057,030	4,357,533	(294,222)	(580,556)	(874,778)	(177,968)
Foreign currency	4,359,709	1,790,279	(289,561)	(267,494)	(557,055)	(53,133)
Fixed rate	546,672	563,114	(5,634)	(2,574)	(8,208)	(10,153)
Securities	2,763,313	1,934,814	889	(275,037)	(274,148)	(113,347)
Other	387,336	69,326	84	(35,451)	(35,367)	(1,335)
Forwards operations	148,476,851	101,873,392	203,802	84,170	287,972	412,707
Asset position	71,227,116	54,431,208	3,285,746	144,407	3,430,153	2,105,593
Commodities	418,640	181,579	47,267	(267)	47,000	14,764
Indexes	22,115	-	1,235	-	1,235	-
Foreign currency	70,786,361	54,211,918	3,237,244	144,674	3,381,918	2,087,901
Securities	-	37,711	-	-	-	2,928
Liability position	77,249,735	47,442,184	(3,081,944)	(60,237)	(3,142,181)	(1,692,886)
Commodities	152,230	152,105	(13,266)	2,400	(10,866)	(18,565)
Indexes	76,503	-	(3,015)	-	(3,015)	-
Foreign currency	77,019,554	47,290,079	(3,065,650)	(62,637)	(3,128,287)	(1,673,200)
Securities	1,448	-	(13)	-	(13)	(1,121)
Target flow of swap	2,817,151	2,535,478	(329,407)	139,259	(190,148)	(136,499)
Target flow of swap	1,697,505	1,616,789	199,151	156,063	355,214	93,062
Interbank market	591,088	709,277	-	-	-	-
Foreign currency	1,106,417	907,512	199,151	156,063	355,214	93,062
Liability position - Foreign currency	1,119,646	918,689	(528,558)	(16,804)	(545,362)	(229,561)
Other derivative financial instruments	17,463,862	12,032,976	300,048	253,108	553,156	302,696
Asset position	16,121,232	7,434,214	3,192,208	967,580	4,159,788	1,970,937
Foreign currency	10,468,238	2,647,440	2,882,777	588,990	3,471,767	1,581,175
Fixed rate	1,464,245	627,634	71,279	63,431	134,710	16,092
Securities	3,726,050	4,070,915	238,315	278,560	516,875	372,587
Other	462,699	88,225	(163)	36,599	36,436	1,083
Liability position	1,342,630	4,598,762	(2,892,160)	(714,472)	(3,606,632)	(1,668,241)
Foreign currency	282,681	3,473,880	(2,846,965)	(686,045)	(3,533,010)	(1,605,322)
Securities	942,852	906,211	(45,070)	(25,060)	(70,130)	(58,665)
Other	117,097	218,671	(125)	(3,367)	(3,492)	(4,254)

		Asset	18,460,274	8,404,424	26,864,698	15,334,911
		Liability	(24,874,827)	(6,240,862)	(31,115,689)	(17,394,472)
		Total	(6,414,553)	2,163,562	(4,250,991)	(2,059,561)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2015	12/31/2014
Futures	152,086,669	138,544,733	74,365,008	224,454,590	589,451,000	331,020,643
Swaps	10,653,936	39,701,845	46,156,833	226,556,690	323,069,304	266,189,335
Options	93,586,662	123,391,160	40,860,341	27,567,083	285,405,246	505,401,336
Forwards (onshore)	6,590,811	22,349,172	10,118,294	1,168,517	40,226,794	7,938,348
Credit derivatives	-	1,436,518	428,220	10,797,747	12,662,485	11,161,056
Forwards (offshore)	43,650,686	70,687,687	23,365,169	10,773,309	148,476,851	101,873,392
Target flow of swap	-	-	-	1,697,505	1,697,505	1,616,789
Other derivative financial instruments	1,554,826	3,261,289	576,529	12,071,218	17,463,862	12,032,976

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	120

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2015										12/31/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&FBOVESPA	(70,795)	599,216	528,421	2.0	638,771	(155,016)	(17,684)	(49,275)	75,984	35,641	-
Swaps - adjustment receivable	4,764,351	4,382,801	9,147,152	34.0	666,755	224,165	403,359	1,512,316	1,934,395	4,406,162	4,816,590
BM&FBOVESPA	581,481	78,791	660,272	2.5	16,707	12,517	24,789	103,525	125,830	376,904	108,667
Companies	3,948,659	1,179,915	5,128,574	19.1	628,198	29,254	46,152	1,036,722	838,304	2,549,944	2,961,156
Financial institutions	(33,571)	2,859,110	2,825,539	10.4	20,520	177,492	325,198	328,841	656,522	1,316,966	1,354,437
Individuals	267,782	264,985	532,767	2.0	1,330	4,902	7,220	43,228	313,739	162,348	392,330
Option premiums	3,768,896	1,813,526	5,582,422	20.8	2,413,182	677,012	608,435	713,894	692,385	477,514	3,910,023
BM&FBOVESPA	2,028,738	569,264	2,598,002	9.7	2,073,812	228,458	140,425	112,761	31,402	11,144	1,711,125
Companies	449,509	828,174	1,277,683	4.8	118,520	147,368	130,627	193,587	411,994	275,587	585,154
Financial institutions	1,284,044	412,335	1,696,379	6.3	220,850	300,377	336,625	398,755	248,989	190,783	1,612,363
Individuals	6,605	3,753	10,358	0.0	-	809	758	8,791	-	-	1,381
Forwards (onshore)	2,966,427	80,970	3,047,397	11.4	1,197,896	1,312,673	529,836	5,829	1,163	-	2,315,904
BM&FBOVESPA	2,137,328	80,510	2,217,838	8.3	368,337	1,312,673	529,836	5,829	1,163	-	1,644,844
Companies	411,467	89	411,556	1.5	411,556	-	-	-	-	-	329,059
Financial institutions	417,632	371	418,003	1.6	418,003	-	-	-	-	-	342,001
Credit derivatives - Financial institutions	354,290	259,861	614,151	2.3	-	296	1,611	1,952	25,782	584,510	122,802
Forwards (offshore)	3,285,746	144,407	3,430,153	12.7	1,029,869	793,759	526,776	433,492	233,027	413,230	2,105,593
BM&FBOVESPA	47,384	(1)	47,383	0.2	3,488	18,903	7,415	17,577	-	-	-
Companies	1,349,030	104,496	1,453,526	5.4	177,185	326,584	288,185	294,452	134,934	232,186	913,169
Financial institutions	1,887,400	39,254	1,926,654	7.1	849,057	447,412	230,439	120,609	98,093	181,044	1,189,995
Individuals	1,932	658	2,590	0.0	139	860	737	854	-	-	2,429
Target flow of swap - Financial institutions	199,151	156,063	355,214	1.3	-	-	-	-	355,214	-	93,062
Other derivative financial instruments	3,192,208	967,580	4,159,788	15.5	91,942	1,268,827	867,185	51,750	282,167	1,597,917	1,970,937
Companies	312,908	330,025	642,933	2.4	6,865	12,589	14,000	33,505	244,232	331,742	429,511
Financial institutions	2,879,300	637,555	3,516,855	13.1	85,077	1,256,238	853,185	18,245	37,935	1,266,175	1,541,426
Total	18,460,274	8,404,424	26,864,698	100.0	6,038,415	4,121,716	2,919,518	2,669,958	3,600,117	7,514,974	15,334,911
% per maturity term					22.5	15.3	10.9	9.9	13.4	28.0
Total - 12/31/2014	13,501,788	1,833,123	15,334,911	100.0	2,388,199	2,220,682	2,858,463	2,237,791	1,188,858	4,440,918
% per maturity term					15.6	14.5	18.6	14.6	7.8	29.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	121

	12/31/2015										12/31/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBOVESPA	-	-	-	-	-	-	-	-	-	-	(354,255)
Swaps - difference payable	(13,612,983)	(2,717,676)	(16,330,659)	52.5	(783,384)	(481,060)	(987,471)	(1,898,084)	(2,618,030)	(9,562,630)	(9,533,920)
BM&FBOVESPA	(665,788)	(440,358)	(1,106,146)	3.6	(8,813)	(10,013)	(33,717)	(145,450)	(339,716)	(568,437)	(367,678)
Companies	(5,449,336)	(462,808)	(5,912,144)	19.0	(703,383)	(422,236)	(278,919)	(952,568)	(1,338,789)	(2,216,249)	(3,823,436)
Financial institutions	(1,887,870)	(1,642,367)	(3,530,237)	11.3	(60,057)	(21,075)	(661,590)	(644,486)	(284,281)	(1,858,748)	(1,553,619)
Individuals	(5,609,989)	(172,143)	(5,782,132)	18.6	(11,131)	(27,736)	(13,245)	(155,580)	(655,244)	(4,919,196)	(3,789,187)
Option premiums	(3,633,997)	(2,149,047)	(5,783,044)	18.6	(1,458,386)	(1,285,489)	(894,728)	(846,119)	(804,594)	(493,728)	(3,055,898)
BM&FBOVESPA	(1,592,812)	(771,707)	(2,364,519)	7.7	(1,110,882)	(564,789)	(509,837)	(130,413)	(40,340)	(8,258)	(546,081)
Companies	(249,010)	(412,605)	(661,615)	2.1	(71,119)	(45,442)	(63,314)	(149,828)	(143,714)	(188,198)	(378,190)
Financial institutions	(1,780,790)	(967,038)	(2,747,828)	8.8	(276,385)	(673,888)	(320,950)	(560,382)	(620,023)	(296,200)	(2,130,065)
Individuals	(11,385)	2,303	(9,082)	-	-	(1,370)	(627)	(5,496)	(517)	(1,072)	(1,562)
Forwards (onshore)	(830,963)	(2,070)	(833,033)	2.6	(828,091)	(4,130)	(812)	-	-	-	(681,743)
BM&FBOVESPA	(1,864)	(3,078)	(4,942)	-	-	(4,130)	(812)	-	-	-	(8,431)
Companies	(411,467)	804	(410,663)	1.3	(410,663)	-	-	-	-	-	(331,751)
Financial institutions	(417,632)	204	(417,428)	1.3	(417,428)	-	-	-	-	-	(341,561)
Credit derivatives	(294,222)	(580,556)	(874,778)	2.8	-	(8,593)	(8,797)	(5,456)	(105,119)	(746,813)	(177,968)
Companies	-	-	-	-	-	-	-	-	-	-	(12,803)
Financial institutions	(294,222)	(580,556)	(874,778)	2.8	-	(8,593)	(8,797)	(5,456)	(105,119)	(746,813)	(165,165)
Forwards (offshore)	(3,081,944)	(60,237)	(3,142,181)	10.1	(691,898)	(727,849)	(785,248)	(580,658)	(233,028)	(123,500)	(1,692,886)
BM&FBOVESPA	(41,360)	1	(41,359)	0.1	(7,544)	(9,995)	(10,200)	(13,551)	(69)	-	-
Companies	(1,820,237)	(128,408)	(1,948,645)	6.3	(259,617)	(479,455)	(565,088)	(355,973)	(178,736)	(109,776)	(866,414)
Financial institutions	(1,219,601)	68,991	(1,150,610)	3.7	(424,620)	(237,803)	(209,715)	(210,525)	(54,223)	(13,724)	(823,374)
Individuals	(746)	(821)	(1,567)	-	(117)	(596)	(245)	(609)	-	-	(3,098)
Target flow of swap - Companies	(528,558)	(16,804)	(545,362)	1.8	-	-	-	-	(334,977)	(210,385)	(229,561)
Other derivative financial instruments	(2,892,160)	(714,472)	(3,606,632)	11.6	(86,117)	(1,267,637)	(856,800)	(19,244)	(10,123)	(1,366,711)	(1,668,241)
Companies	(151,068)	(710,194)	(861,262)	2.8	(525)	(2,903)	(6,070)	(3,825)	(10,123)	(837,816)	(323,526)
Financial institutions	(2,741,092)	(4,278)	(2,745,370)	8.8	(85,592)	(1,264,734)	(850,730)	(15,419)	-	(528,895)	(1,344,715)
Total	(24,874,827)	(6,240,862)	(31,115,689)	100.0	(3,847,876)	(3,774,758)	(3,533,856)	(3,349,561)	(4,105,871)	(12,503,767)	(17,394,472)
% per maturity term					12.4	12.1	11.4	10.7	13.2	40.2
Total - 12/31/2014	(15,994,646)	(1,399,826)	(17,394,472)	100.0	(1,730,683)	(1,418,586)	(1,786,382)	(2,881,370)	(1,327,331)	(8,250,120)
% per maturity term					9.9	8.2	10.3	16.6	7.6	47.4

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	122

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2015
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	437,660,534	29,381,642	169,652,903	39,402,625	-	36,107,042	-	-
Over-the-counter market	151,790,466	293,687,662	115,752,343	824,169	12,662,485	112,369,809	1,697,505	17,463,862
Financial institutions	150,161,611	144,711,816	90,613,434	413,070	12,662,485	79,700,710	-	8,476,788
Companies	1,628,855	70,807,150	24,582,414	411,099	-	32,464,658	1,697,505	8,987,074
Individuals	-	78,168,696	556,495	-	-	204,441	-	-
Total	589,451,000	323,069,304	285,405,246	40,226,794	12,662,485	148,476,851	1,697,505	17,463,862
Total – 12/31/2014	331,020,643	266,189,335	505,401,336	7,938,348	11,161,056	101,873,392	1,616,789	12,032,976

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	123

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2015			12/31/2014
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(8,798,831)	3,863,654	(4,935,177)	(6,829,045)	2,661,445	(4,167,600)
Total return rate swaps	-	-	-	(1,670,566)	-	(1,670,566)
Total	(8,798,831)	3,863,654	(4,935,177)	(8,499,611)	2,661,445	(5,838,166)

The effect on the reference equity (Note 3) was R$ 466,572 (R$ 360,125 at 12/31/2014).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	124

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow -the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over and LIBOR and foreign exchange rate.

	12/31/2015			12/31/2014
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	81,086,279	3,604,369	87,494,921	60,602,942	934,022	63,080,201
Hedge of preferred shares	-	-	-	1,044,078	65,874	1,044,078
Hedge of syndicated loan	8,200,080	(90,455)	8,200,080	5,578,020	(15,047)	5,578,020
Hedge of highly probable forecast transactions	1,124,582	16,033	1,124,582	80,970	(41)	83,241
Hedge of assets transactions	7,405,168	(262,698)	7,875,594	-	-	-
Total	97,816,109	3,267,249	104,695,177	67,306,010	984,808	69,785,540

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 522,564 (R$ (257,341) at 12/31/2014).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	12/31/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	4,345,899	58,886	4,345,899	60,505
Hedge of structured funding	780,960	142	780,960	57
Total	5,126,859	59,028	5,126,859	60,562

	12/31/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	2,611,681	40,078	2,611,681	59,689
Hedge of structured funding	531,240	(140)	531,240	143
Total	3,142,921	39,938	3,142,921	59,832

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to fixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	125

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	12/31/2015			12/31/2014
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	21,926,507	(5,949,493)	12,815,084	14,764,203	(821,829)	8,858,344
Total	21,926,507	(5,949,493)	12,815,084	14,764,203	(821,829)	8,858,344

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,772,631	30,132,393	25,262,478	6,004,001	1,297,685	2,617,091	-	81,086,279
Hedge of syndicated loan	-	8,200,080	-	-	-	-	-	8,200,080
Hedge of highly probable anticipated transactions	1,124,582	-	-	-	-	-	-	1,124,582
Hedge of assets transactions	-	4,627,345	2,777,823	-	-	-	-	7,405,168
Hedge of loans	339,218	275,614	474,414	898,104	87,662	447,235	1,823,652	4,345,899
Hedge of structured funding	780,960	-	-	-	-	-	-	780,960
Hedge of net investment in foreign operations (*)	21,926,507	-	-	-	-	-	-	21,926,507
Total	39,943,898	43,235,432	28,514,715	6,902,105	1,385,347	3,064,326	1,823,652	124,869,475

(*) Classified as current, since instruments are frequently renewed.

	12/31/2014
Strategies	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	14,263,434	8,475,689	17,105,981	19,209,023	1,473,823	74,992	-	60,602,942
Hedge of preferred shares	1,044,078	-	-	-	-	-	-	1,044,078
Hedge of syndicated loan	-	-	5,578,020	-	-	-	-	5,578,020
Hedge of highly probable anticipated transactions	80,970	-	-	-	-	-	-	80,970
Hedge of loans	-	257,120	208,910	160,700	574,802	382,174	1,027,974	2,611,681
Hedge of structured funding	-	531,240	-	-	-	-	-	531,240
Hedge of net investment in foreign operations (*)	14,764,203	-	-	-	-	-	-	14,764,203
Total	30,152,685	9,264,049	22,892,911	19,369,723	2,048,625	457,166	1,027,974	85,213,134

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	126

h) Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Opening balance	(302,110)	(2,016,483)
Adjustments with impact on:
Results	990,626	378,981
Trading securities	(805,513)	527,121
Derivative financial instruments	1,796,139	(148,140)
Stockholders’ equity	(6,589,726)	1,335,392
Available-for-sale	(3,744,503)	1,405,103
Accounting hedge – derivative financial instruments	(2,845,223)	(69,711)
Futures	(2,779,349)	(113,743)
Swaps	(65,874)	44,032

Closing balance	(5,901,210)	(302,110)
Adjustment to market value	(5,901,210)	(302,110)
Trading securities	(1,109,538)	(304,025)
Available-for-sale securities	(4,272,990)	(528,487)
Derivative financial instruments	(518,682)	530,402
Trading securities	2,163,562	367,423
Accounting hedge	(2,682,244)	162,979
Futures	(2,682,244)	97,105
Swaps	-	65,874

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

i) Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Gain (loss) – trading securities	(2,268,978)	(72,692)
Gain (loss) – available-for-sale securities	(1,418,363)	(689,667)
Gain (loss) – derivatives	151,912	(434,719)
Gain (loss) – foreign exchange variations on investments abroad	19,922,928	3,866,683
Total	16,387,499	2,669,605

During the periods ended 12/31/2015 and 12/31/2014, ITAÚ UNIBANCO HOLDING did not recognize impairment losses for Held-to-Maturity Financial Assets.

During the period ended 12/31/2015, ITAÚ UNIBANCO HOLDING recognized R$ 1,408,031 as impairment losses for Available-for-Sale Financial Assets, recorded in the statement of income in the line "Net gain (loss) on investment securities and derivatives".

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	127

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2015 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(285)	(114,002)	(228,507)
Foreign Exchange Linked	Foreign Exchange Linked Interest	(162)	(5,312)	(11,459)
Foreign Exchange Rates	Prices of Foreign Currencies	657	57,436	242,760
Price Index Linked	Interest of Inflation coupon	(32)	(4,063)	(649)
TR	TR Linked Interest Rates	0	(7)	(14)
Equities	Prices of Equities	(148)	27,369	50,887
Total		30	(38,579)	53,018

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2015 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(4,376)	(1,572,640)	(3,021,487)
Foreign Exchange Linked	Foreign Exchange Linked Interest	873	(22,408)	(25,705)
Foreign Exchange Rates	Prices of Foreign Currencies	533	33,770	200,816
Price Index Linked	Interest of Inflation coupon	(1,334)	(229,441)	(444,651)
TR	TR Linked Interest Rates	783	(276,817)	(635,021)
Equities	Prices of Equities	4,591	(86,428)	(176,770)
Total		1,070	(2,153,964)	(4,102,818)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	128

Note 8 - Loan, lease and other credit operations

a)	Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2015										12/31/2014
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	237,310,497	78,286,569	33,231,508	14,800,800	13,931,892	3,823,241	3,112,315	2,656,783	10,603,555	397,757,160	372,915,522
Loans and discounted trade receivables	90,085,330	68,596,306	26,210,112	11,006,427	9,470,584	3,093,764	2,660,461	2,355,306	9,063,931	222,542,221	203,648,106
Financing	85,812,811	7,702,175	5,502,583	2,995,113	3,551,088	556,291	400,641	196,300	1,448,065	108,165,067	113,400,315
Farming and agribusiness financing	7,665,744	940,192	625,288	254,950	61,850	70,716	3,483	3,691	25,210	9,651,124	8,254,119
Real estate financing	53,746,612	1,047,896	893,525	544,310	848,370	102,470	47,730	101,486	66,349	57,398,748	47,612,982

Lease operations	2,876,241	659,702	577,775	210,769	70,294	33,062	36,642	31,601	105,506	4,601,592	6,406,905

Credit card operations	-	51,023,837	4,549,976	1,657,528	841,993	675,004	653,427	548,047	3,346,074	63,295,886	63,204,819

Advance on exchange contracts (1)	2,862,206	525,979	258,246	176,160	103,905	63,519	1,926	577	8,263	4,000,781	3,791,705

Other sundry receivables (2)	1,079,527	2,616,843	517	19,123	3,983	26,453	10,584	145	416,905	4,174,080	5,441,379

Total operations with credit granting characteristics	244,128,471	133,112,930	38,618,022	16,864,380	14,952,067	4,621,279	3,814,894	3,237,153	14,480,303	473,829,499	451,760,330
Endorsements and sureties (3)										74,243,854	73,759,054
Total with endorsements and sureties	244,128,471	133,112,930	38,618,022	16,864,380	14,952,067	4,621,279	3,814,894	3,237,153	14,480,303	548,073,353	525,519,384
Total – 12/31/2014	226,011,045	141,107,513	36,573,770	15,159,149	8,790,070	4,388,026	3,872,076	3,108,617	12,750,064	451,760,330
(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	129

II – By maturity and risk level

	12/31/2015										12/31/2014
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,041,462	2,078,140	1,732,139	1,319,228	1,313,570	1,105,717	4,073,567	13,663,823	12,898,932
01 to 30	-	-	108,457	111,883	74,644	56,453	54,531	48,400	183,264	637,632	631,184
31 to 60	-	-	79,868	101,749	73,680	52,457	56,554	45,748	175,988	586,044	548,845
61 to 90	-	-	79,928	92,390	80,419	49,362	48,012	42,861	160,200	553,172	630,527
91 to 180	-	-	204,876	252,802	191,611	131,451	141,105	118,455	437,351	1,477,651	1,552,558
181 to 365	-	-	340,301	384,557	318,146	233,504	246,040	257,637	789,158	2,569,343	2,832,663
Over 365	-	-	1,228,032	1,134,759	993,639	796,001	767,328	592,616	2,327,606	7,839,981	6,703,155
Overdue installments	-	-	646,372	872,429	1,067,882	1,070,987	1,302,758	1,239,016	7,239,241	13,438,685	11,360,526
01 to 14	-	-	7,098	66,159	35,600	27,871	25,227	23,350	86,945	272,250	229,603
15 to 30	-	-	618,443	134,080	112,165	76,816	53,711	59,671	386,750	1,441,636	1,535,087
31 to 60	-	-	20,831	640,410	216,649	143,442	146,329	104,780	291,532	1,563,973	1,296,228
61 to 90	-	-	-	19,136	658,091	165,968	158,469	132,665	335,412	1,469,741	1,188,801
91 to 180	-	-	-	12,644	45,377	644,085	892,959	894,399	1,519,171	4,008,635	2,925,356
181 to 365	-	-	-	-	-	12,805	26,063	24,151	4,527,022	4,590,041	4,030,140
Over 365	-	-	-	-	-	-	-	-	92,409	92,409	155,311
Subtotal	-	-	2,687,834	2,950,569	2,800,021	2,390,215	2,616,328	2,344,733	11,312,808	27,102,508	24,259,458
Specific allowance	-	-	(26,878)	(88,517)	(280,002)	(717,065)	(1,308,164)	(1,641,313)	(11,312,808)	(15,374,747)	(13,389,636)
Subtotal - 12/31/2014	-	-	3,033,801	3,023,302	2,297,583	1,646,639	2,332,384	1,823,695	10,102,054	24,259,458

	Non-Overdue Operations
Falling due installments	243,511,440	132,334,488	35,553,438	13,741,193	12,070,911	2,193,557	1,176,151	874,156	3,114,501	444,569,835	425,787,462
01 to 30	19,818,175	31,381,581	6,267,069	3,482,443	4,179,186	442,547	193,390	109,536	454,887	66,328,814	60,799,810
31 to 60	18,453,076	13,634,895	3,469,870	798,993	464,550	90,749	90,966	32,421	178,863	37,214,383	39,854,647
61 to 90	10,542,355	9,278,701	1,999,287	674,211	323,309	82,950	34,748	24,747	105,125	23,065,433	25,895,046
91 to 180	23,341,818	17,074,675	5,397,174	1,377,261	885,720	127,899	86,627	60,025	239,117	48,590,316	47,785,983
181 to 365	32,267,830	16,916,971	5,009,908	2,159,386	1,298,755	215,763	161,209	104,913	300,224	58,434,959	58,907,339
Over 365	139,088,186	44,047,665	13,410,130	5,248,899	4,919,391	1,233,649	609,211	542,514	1,836,285	210,935,930	192,544,637
Overdue up to 14 days	617,031	778,442	376,750	172,618	81,135	37,507	22,415	18,264	52,994	2,157,156	1,713,410
Subtotal	244,128,471	133,112,930	35,930,188	13,913,811	12,152,046	2,231,064	1,198,566	892,420	3,167,495	446,726,991	427,500,872
Generic allowance	-	(665,565)	(359,302)	(417,414)	(1,215,205)	(669,319)	(599,283)	(624,694)	(3,167,495)	(7,718,277)	(7,228,089)
Subtotal - 12/31/2014	226,011,045	141,107,513	33,539,969	12,135,847	6,492,487	2,741,387	1,539,692	1,284,922	2,648,010	427,500,872
Grand total	244,128,471	133,112,930	38,618,022	16,864,380	14,952,067	4,621,279	3,814,894	3,237,153	14,480,303	473,829,499	451,760,330
Existing allowance	-	(665,565)	(386,180)	(505,931)	(6,368,070)	(4,620,817)	(3,814,513)	(3,236,829)	(14,480,303)	(34,078,208)	(26,947,986)
Minimum allowance required	-	(665,565)	(386,180)	(505,931)	(1,495,207)	(1,386,384)	(1,907,447)	(2,266,007)	(14,480,303)	(23,093,024)	(20,617,725)
Additional allowance (3)	-	-	-	-	(4,872,863)	(3,234,433)	(1,907,066)	(970,822)	-	(10,985,184)	(6,330,261)
Grand total - 12/31/2014	226,011,045	141,107,513	36,573,770	15,159,149	8,790,070	4,388,026	3,872,076	3,108,617	12,750,064	451,760,330
Existing allowance	-	(941,880)	(1,093,556)	(1,514,413)	(2,636,127)	(2,193,574)	(2,710,066)	(3,108,306)	(12,750,064)	(26,947,986)
Minimum allowance required	-	(705,538)	(365,738)	(454,789)	(913,118)	(1,316,408)	(1,936,038)	(2,176,032)	(12,750,064)	(20,617,725)
Additional allowance (3)	-	(236,342)	(727,818)	(1,059,624)	(1,723,009)	(877,166)	(774,028)	(932,274)	-	(6,330,261)
(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 19,458,112 (R$ 16,513,578 at 12/31/2014).
(3)	Allocated to each level of risk in order to explain the additional volume.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	130

III – By business sector

	12/31/2015%		12/31/2014%
Public Sector	3,182,031	0.7%	4,389,521	1.0%
Energy	90,485	0.0%	70,700	0.0%
Petrochemical and chemical	2,757,581	0.6%	3,984,181	0.9%
Sundry	333,965	0.1%	334,640	0.1%
Private sector	470,647,468	99.3%	447,370,809	99.0%
Companies	257,228,709	54.3%	241,947,412	53.6%
Sugar and alcohol	10,247,162	2.2%	10,277,389	2.3%
Agribusiness and fertilizers	14,603,639	3.1%	13,719,202	3.0%
Food and beverage	12,560,732	2.7%	11,554,068	2.6%
Banks and other financial institutions	6,421,221	1.4%	5,855,569	1.3%
Capital assets	7,057,410	1.5%	8,731,199	1.9%
Pulp and paper	3,192,334	0.7%	2,604,913	0.6%
Publishing and printing	979,742	0.2%	1,016,109	0.2%
Electronic and IT	3,950,227	0.8%	4,171,650	0.9%
Packaging	2,833,322	0.6%	2,456,485	0.5%
Energy and sewage	7,869,816	1.7%	8,375,346	1.9%
Education	1,537,953	0.3%	1,401,446	0.3%
Pharmaceuticals and cosmetics	4,242,089	0.9%	4,361,151	1.0%
Real estate agents	19,589,283	4.1%	17,134,697	3.8%
Entertainment and tourism	4,034,802	0.9%	3,928,899	0.9%
Wood and furniture	2,899,608	0.6%	2,946,950	0.7%
Construction materials	5,684,766	1.2%	5,513,576	1.2%
Steel and metallurgy	11,026,165	2.3%	8,815,243	2.0%
Media	1,007,561	0.2%	1,353,110	0.3%
Mining	5,418,497	1.1%	4,687,285	1.0%
Infrastructure work	4,611,977	1.0%	3,975,625	0.9%
Oil and gas (*)	5,147,870	1.1%	4,456,687	1.0%
Petrochemical and chemical	7,587,043	1.6%	6,254,454	1.4%
Health care	2,073,895	0.4%	2,059,486	0.5%
Insurance, reinsurance and pension plans	1,372	0.0%	2,238	0.0%
Telecommucations	1,284,566	0.3%	1,733,512	0.4%
Third sector	3,790,031	0.8%	2,993,881	0.7%
Trading	1,680,596	0.4%	1,886,000	0.4%
Transportation	14,581,511	3.1%	16,373,248	3.6%
Domestic appliances	2,150,605	0.5%	2,498,565	0.6%
Vehicles and autoparts	15,887,639	3.4%	14,761,807	3.3%
Clothing and shoes	4,837,228	1.0%	4,887,006	1.1%
Commerce - sundry	16,527,303	3.5%	13,908,506	3.1%
Industry - sundry	9,116,153	1.9%	7,564,080	1.7%
Sundry services	28,285,013	6.0%	27,176,997	6.0%
Sundry	14,509,578	3.1%	12,511,033	2.8%
Individuals	213,418,759	45.0%	205,423,397	45.4%
Credit cards	62,435,688	13.2%	62,308,689	13.7%
Real estate financing	45,224,230	9.5%	36,437,998	8.1%
Consumer loans / overdraft	83,276,136	17.6%	74,705,322	16.5%
Vehicles	22,482,705	4.7%	31,971,388	7.1%
Grand total	473,829,499	100.0%	451,760,330	100.0%
(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	131

b) Credit concentration

	12/31/2015		12/31/2014
		% of		% of
Loan, lease and other credit operations (*)	Risk	total	Risk	total
Largest debtor	4,753,765	0.9	5,323,600	1.0
10 largest debtors	35,526,292	6.5	32,787,688	6.2
20 largest debtors	55,184,754	10.1	53,209,479	10.1
50 largest debtors	92,744,982	16.9	88,484,667	16.8
100 largest debtors	123,664,291	22.6	118,678,717	22.6
(*) The amounts include endorsements and sureties.

	12/31/2015		12/31/2014
Loan, lease and other credit operations and securities of companies and		% of		% of
financial institutions (*)	Risk	total	Risk	total
Largest debtor	8,050,610	1.2	5,506,955	0.9
10 largest debtors	51,671,998	8.0	41,262,200	6.8
20 largest debtors	82,207,618	12.7	68,924,307	11.3
50 largest debtors	134,404,588	20.8	119,971,624	19.7
100 largest debtors	175,610,164	27.2	160,804,702	26.5
(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Opening balance	(26,947,986)	(26,371,185)
Net increase for the period	(27,196,141)	(19,251,619)
Required by Resolution No. 2,682/99	(22,541,218)	(18,138,325)
Additional (4)	(4,654,923)	(1,113,294)
Transfer of financial assets (Note 8f)	1,975,618	-
Write-Off	18,917,420	18,837,406
Exchange variation	(827,119)	(162,588)
Closing balance (1)	(34,078,208)	(26,947,986)
Required by Resolution No. 2,682/99	(23,093,024)	(20,617,725)
Specific allowance (2)	(15,374,747)	(13,389,636)
Generic allowance (3)	(7,718,277)	(7,228,089)
Additional allowance (4)	(10,985,184)	(6,330,261)
(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (178,183) (R$ (314,220) at 12/31/2014).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At 12/31/2015, the balance of the allowance in relation to the loan portfolio is equivalent to 7.2% (6.0% at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	132

d) Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

		01/01 to
	01/01 to 12/31/2015	12/31/2014

Expenses for allowance for loan losses	(27,196,141)	(19,251,619)
Income related to recovery of credits written off as loss	4,769,122	5,048,613
Result of allowance for loan losses (*)	(22,427,019)	(14,203,006)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2015 are: Expenses related to the allowance for loan losses R$ (138,568) (R$ (214,041) from 01/01 to 12/31/2014) and Income related to recovery of credits written off as losses amounting to R$ 129,773 (R$ 226,384 from 01/01 to 12/31/2014).

II - Renegotiated loan operations

	12/31/2015			12/31/2014
		Allowance for			Allowance
	Portfolio (1)	Loan Losses	%	Portfolio (1)	for Loan	%
Amended Credit Agreements	22,951,427	(7,791,795)	33.9%	16,601,311	(6,818,386)	41.1%
(-) Amended Operations non-overdue (2)	(8,019,564)	1,416,796	17.7%	(5,029,559)	973,396	19.4%
Renegotiated loan operations	14,931,863	(6,374,999)	42.7%	11,571,752	(5,844,990)	50.5%

(1) The amounts related to reagreed loans the lease portfolio are R$ 108,361 (R$ 245,216 at 12/31/2014).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, as a result of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	133

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2015					01/01 to 12/31/2015	12/31/2014	01/01 to 12/31/2014
				Over 365		Income		Income
	0 - 30	31 - 180	181 - 365	days	Total	(expenses)	Total	(expenses)
Restricted operations on assets
Loan operations	-	-	204,995	240,640	445,635	100,162	204,793	36,545
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	2,713	6,406	442,596	451,715	(96,515)	204,292	(36,332)
Net revenue from restricted operations						3,647		213

At 12/31/2015, and 12/31/2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	134

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of whereby the bank assumes joint obligations, at 12/31/2015 where the entity substantially retained the related risks and benefits, is R$ 170,958 (R$ 222,497 at 12/31/2014), composed of real estate financing of R$ 159,083 (R$ 208,897 at 12/31/2014) and farming financing of R$ 11,875 (R$ 13,600 at 12/31/2014).

II-	Beginning in January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations involving the sale or transfer of financial assets where there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 5,496,609 at 12/31/2015. The operations are composed as follows: real estate financing with an amount recorded in assets of R$ 2,647,276 and a fair value of R$ 2,624,626 and an amount recorded as liabilities in the line Other sundry liabilities of R$ 2,646,088, a fair value of R$ 2,623,438 and working capital operations, with an amount recorded in assets of R$ 2,849,333 with fair value of R$ 2,849,333, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,849,273 with a fair value of R$ 2,849,273.

Sales or transfers of financial assets without any risk and benefit retention totaling R$ 1,664,097 with an effect on results of R$ 154,469, net of the allowance for loan losses.

On June 30, 2015 and December 31, the transfer of financial assets with no retention of risks and benefits between related companies, related to the operations which recovery expectation is considered by Management as remote, was carried out.

The portfolio transferred on June 30, 2015, amounting to R$ 1,080.021, fully provided for, was carried out for R$ 52,124, in accordance with the appraisal report. The operation did not give rise to any impact in the consolidated result.

The portfolio transferred on December 31, 2015, amounting to R$ 1,248,904, with average provision of 75%, was carried out for R$ 301,183, in accordance with the appraisal report. The operation gave rise to an impact in the consolidated result amounting to (R$ 15,014).

Acquisitions of loan portfolios with the retention of assignor’s risks from 01/01 up to 12/31/2015 total R$ 2,241,224.

Acquisitions of loan portfolios with the retention of assignor’s risks the amount is R$ 314,493 at 12/31/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	135

Note 9 - Foreign exchange portfolio

	12/31/2015	12/31/2014
Assets - other receivables	68,909,342	42,392,308
Exchange purchase pending settlement – foreign currency	34,967,029	23,942,804
Bills of exchange and term documents – foreign currency	12,387	-
Exchange sale rights – local currency	34,184,352	19,093,822
(Advances received) – local currency	(254,426)	(644,318)
Liabilities – other liabilities (Note 2a)	68,465,800	43,176,246
Exchange sales pending settlement – foreign currency	33,397,229	18,753,402
Liabilities from purchase of foreign currency – local currency	34,852,882	24,266,769
Other	215,689	156,075
Memorandum accounts	2,287,745	1,245,537
Outstanding import credits – foreign currency	1,314,109	1,198,924
Confirmed export credits – foreign currency	973,636	46,613

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	136

Note 10 – Funding, borrowing and onlending

a) Summary

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418	32.9	294,773,248	36.3
Deposits received under securities repurchase agreements	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112	39.5	325,013,107	40.0
Funds from acceptance and issuance of securities	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354	8.5	47,749,704	5.9
Borrowing and onlending	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275	11.7	88,776,468	10.9
Subordinated debt (*)	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564	7.4	55,617,390	6.9
Total	362,682,410	90,817,443	71,306,624	364,722,246	889,528,723		811,929,917
% per maturity term	41.1	9.5	8.5	40.9
Total – 12/31/2014	354,495,757	81,829,432	57,295,369	318,309,359	811,929,917
% per maturity term	43.7	10.1	7.1	39.2

(*) At 12/31/2014 includes R$ 1,048,455 of Redeemable Preferred Shares classified under non-controlling interests in the Balance Sheet.

b) Deposits

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	61,092,014	-	-	-	61,092,014	20.9	48,733,456	16.5
Savings accounts	111,318,801	-	-	-	111,318,801	38.0	118,449,430	40.2
Interbank	4,475,544	8,726,701	1,011,608	735,265	14,949,118	5.1	19,125,081	6.5
Time deposits	13,464,958	19,252,179	13,276,973	59,256,375	105,250,485	36.0	108,465,281	36.8
Total	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418		294,773,248
% per maturity term	65.1	9.5	4.9	20.5
Total – 12/31/2014	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248
% per maturity term	62.3	12.5	2.9	22.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	137

c) Deposits received under securities repurchase agreements

	12/31/2015						12/31/2014
				Over 365
	0 - 30	31 - 180	181 - 365	days	Total	%	Total	%
Own portfolio	12,826,142	10,836,412	17,637,385	121,170,524	162,470,463	46.3	188,232,803	57.9
Government securities	9,827,983	206,244	13,408	3,582	10,051,217	2.9	43,459,973	13.4
Own issue	2,861,936	10,562,047	17,623,977	121,166,942	152,214,902	43.4	139,909,918	43.0
Foreign	136,223	68,121	-	-	204,344	0.1	4,862,912	1.5
Third-party portfolio	129,578,895	-	-	-	129,578,895	36.9	111,073,152	34.2
Free portfolio	16,656,983	4,348,536	3,624,945	34,274,290	58,904,754	16.8	25,707,152	7.9
Total	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112		325,013,107
% per maturity term	45.3	4.3	6.1	44.3
Total – 12/31/2014	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107
% per maturity term	49.8	3.5	4.7	42.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	138

d) Funds from acceptance and issuance of securities

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,855,648	13,190,978	5,981,991	23,834,408	46,863,025	62.0	29,431,676	61.6
Financial	246,020	2,797,375	816,809	14,635,689	18,495,893	24.5	10,644,873	22.3
Real estate	2,478,190	8,079,966	1,884,011	2,011,342	14,453,509	19.1	10,832,183	22.7
Bills of credit related to agribusiness	1,124,107	2,304,821	3,266,401	7,079,657	13,774,986	18.2	7,810,374	16.4
Mortgage notes	7,331	8,816	14,770	107,720	138,637	0.2	144,246	0.3
Foreign securities	99,033	2,842,609	1,869,783	19,970,930	24,782,355	32.8	16,084,910	33.7
Non-trade related – issued abroad	99,033	2,842,609	1,869,783	19,970,930	24,782,355	32.8	16,084,910	33.7
Brazil risk note programme	30,586	61,412	261,557	5,531,070	5,884,625	7.8	3,061,963	6.4
Structure note issued	56,047	1,318,917	808,796	6,490,414	8,674,174	11.5	6,394,235	13.4
Bonds	10,710	120,611	133,860	7,319,291	7,584,472	10.0	4,011,213	8.4
Fixed rate notes	-	1,175,772	663,816	305,054	2,144,642	2.9	1,673,953	3.5
Eurobonds	1,690	8,023	1,754	149,397	160,864	0.2	657,524	1.4
Other	-	157,874	-	175,704	333,578	0.4	286,022	0.6
Structured Operations Certificates (*)	172,873	476,083	244,307	3,051,711	3,944,974	5.2	2,233,118	4.7
Total	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354		47,749,704
% per maturity term	5.5	21.8	10.7	62.0
Total – 12/31/2014	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704
% per maturity term	8.3	29.0	18.0	44.7

(*) As of 12/31/2015, the market value of the funding from Structured Operations Certificates issued is R$ 4,510,947 (R$ 2,525,830 of 12/31/2014) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days (R$ 5,542 at 12/31/2014), of 181 to 365 days R$ 11,360 and over 365 days in the amount of R$ 4,099,088 (R$ 500,000 at 12/31/2014), totaling R$ 4,110,448 (R$ 505,542 at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	139

e)	Borrowing and onlending

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,832,472	23,270,316	18,750,228	19,932,743	65,785,759	62.9	43,546,229	49.1
Domestic	906,293	70,061	73,947	43,773	1,094,074	1.0	888,575	1.0
Foreign (*)	2,926,179	23,200,255	18,676,281	19,888,970	64,691,685	61.9	42,657,654	48.1
Onlending	586,701	6,063,487	5,233,767	26,919,561	38,803,516	37.1	45,230,239	50.9
Domestic – official institutions	586,701	6,063,484	5,232,204	26,919,561	38,801,950	37.1	45,228,106	50.9
BNDES	211,173	3,103,003	3,132,461	8,883,265	15,329,902	14.7	17,532,677	19.7
FINAME	375,422	2,957,389	2,090,482	17,382,227	22,805,520	21.8	27,163,046	30.6
Other	106	3,092	9,261	654,069	666,528	0.6	532,383	0.6
Foreign	-	3	1,563	-	1,566	0.0	2,133	0.0
Total	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275		88,776,468
% per maturity term	4.3	28.1	22.9	44.7
Total – 12/31/2014	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468
% per maturity term	5.5	21.6	25.9	47.0
(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	140

f) Subordinated debt

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	4,502,839	1,022,040	1,235,297	806,699	7,566,875	11.5	7,458,744	13.4
Financial treasury bills	88,875	472,586	2,423,699	23,927,896	26,913,056	40.9	25,765,817	46.4
Euronotes	125,323	303,668	-	30,431,666	30,860,657	46.9	20,991,270	37.7
Bonds	5,309	11,848	16,641	493,628	527,426	0.8	413,624	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(83,450)	(83,450)	(0.1)	(60,520)	(0.1)
Total Other Liabilities	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564		54,568,935
Redeemable preferred shares	-	-	-	-	-	-	1,048,455	1.9
Grand total (*)	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564		55,617,390
% per maturity term	7.1	2.8	5.6	84.5
Total – 12/31/2014	173,963	692,715	1,966,184	52,784,528	55,617,390
% per maturity term	0.4	1.2	3.5	94.9

(*) According to current legislation, the accounting balance of subordinated debt as of December 2015 was used for the calculation of reference equity as of December, 2012, totaling R$ 51,134,447.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	141

Description
	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,235,297
	2,719,268	2010	2016	110% to 114% of CDI	5,257,266
	122,500			IPCA + 7.21% to 7.33%	267,613
	366,830	2010	2017	IPCA + 7.21% to 7.33%	806,699

				Total	7,566,875

Subordinated financial bills - BRL	365,000	2010	2016	100% of CDI + 1.35% a 1.36%	384,821
	1,874,000			112% to 112.5% of CDI	1,973,116
	30,000			IPCA + 7%	59,390
	206,000	2010	2017	IPCA + 6.95% to 7.2%	312,164
	3,223,500	2011	2017	108% to 112% of CDI	3,494,200
	352,400			IPCA + 6.15% to 7.8%	578,184
	138,000			IGPM + 6.55% to 7.6%	240,906
	3,650,000			100% of CDI + 1.29% to 1.52%	3,789,816
	500,000	2012	2017	100% of CDI + 1.12%	506,275
	42,000	2011	2018	IGPM + 7%	60,345
	30,000			IPCA + 7.53% to 7.7%	44,433
	460,645	2012	2018	IPCA + 4.4% to 6.58%	689,817
	3,782,100			100% of CDI + 1.01% to 1.32%	3,900,015
	6,373,127			108% to 113% of CDI	7,028,255
	112,000			9.95% to 11.95%	157,938
	2,000	2011	2019	109% to 109.7% of CDI	3,110
	12,000	2012	2019	11.96%	18,591
	100,500			IPCA + 4,7% a 6,3%	147,928
	1,000			110% of CDI	1,526
	20,000	2012	2020	IPCA + 6% to 6.17%	32,592
	1,000			111% of CDI	1,532
	6,000	2011	2021	109.25% to 110.5% of CDI	9,573
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,453,716
	20,000			IGPM + 4.63%	24,813
				Total	26,913,056

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,947,729
	1,000,000	2010	2021	5.75%	3,890,497
	750,000	2011	2021	5.75% to 6.2%	3,075,838
	550,000	2012	2021	6.2%	2,147,640
	2,625,000	2012	2022	5.5% to 5.65%	10,363,629
	1,870,000	2012	2023	5.13%	7,351,874
				Total	30,777,207

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	240,924
	47,831,440	2014	2034	3.8%	286,502
				Total	527,426

Total					65,784,564

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days amounting to R$ 125,323 (R$ 85,326 at 12/31/2014), with maturities of 31 to 180 days amounting to R$ 303,668 (R$ 206,567 12/31/2014) and over 365 days amounting to R$ 30,348,216 (R$ 20,638,857 at 12/31/2014), totaling R$ 30,777,207 (R$ 20,930,750 at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	142

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Unearned premiums	3,026,570	4,015,424	15,405	12,282	-	-	3,041,975	4,027,706
Mathematical provision of benefits to be granted and benefits granted	24,090	12,646	122,913,919	102,310,929	-	-	122,938,009	102,323,575
Redemptions and other unsettled amounts	23,330	21,202	166,332	168,051	-	-	189,662	189,253
Financial surplus	1,388	1,474	546,923	518,676	-	-	548,311	520,150
Unsettled claims	782,739	759,711	18,157	14,832	-	-	800,896	774,543
Claims / events incurred but not reported	423,925	635,402	23,726	19,417	-	-	447,651	654,819
Administrative and related expenses	41,268	41,962	49,941	69,620	17,612	16,260	108,821	127,842
Mathematical provision for capitalization and redemptions	-	-	-	-	2,995,218	2,963,938	2,995,218	2,963,938
Raffles payable and to be held	-	-	-	-	29,843	26,361	29,843	26,361
Complementary raffles	-	-	-	-	569	2,720	569	2,720
Other provisions(1)	548,946	516,375	403,079	547,513	280	403	952,305	1,064,291
Total (2)	4,872,256	6,004,196	124,137,482	103,661,320	3,043,522	3,009,682	132,053,260	112,675,198

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.

(2) This table covers the amendments established by SUSEP Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	143

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Interbank investments – money market	976,887	884,172	1,206,054	764,644	807,762	847,610	2,990,703	2,496,426
Securities and derivative financial instruments	2,807,330	2,949,975	123,980,645	103,598,443	1,962,558	2,339,246	128,750,533	108,887,664
PGBL / VGBL fund quotas (1)	-	-	117,128,328	97,183,898	-	-	117,128,328	97,183,898
Government securities – domestic	-	-	82,694,405	64,366,424	-	-	82,694,405	64,366,424
National treasury bills	-	-	15,928,532	17,889,931	-	-	15,928,532	17,889,931
National treasury notes	-	-	20,566,875	35,063,466	-	-	20,566,875	35,063,466
Financial treasury bills	-	-	46,198,998	11,413,027	-	-	46,198,998	11,413,027
Corporate securities	-	-	33,666,247	32,239,131	-	-	33,666,247	32,239,131
Bank deposit certificates	-	-	2,539,005	3,180,440	-	-	2,539,005	3,180,440
Debentures	-	-	4,024,734	3,144,639	-	-	4,024,734	3,144,639
Shares	-	-	460,339	635,986	-	-	460,339	635,986
Credit note	-	-	-	577,265	-	-	-	577,265
Financial treasury bills	-	-	26,541,294	24,638,761	-	-	26,541,294	24,638,761
Others	-	-	100,875	62,040	-	-	100,875	62,040
PGBL / VGBL fund quotas	-	-	488,715	232,506	-	-	488,715	232,506
Derivative financial instruments	-	-	118,446	105,374	-	-	118,446	105,374
Loans for shares	-	-	250,761	366,148	-	-	250,761	366,148
Accounts receivable / (payable)	-	-	(90,246)	(125,685)	-	-	(90,246)	(125,685)
Other assets	2,807,330	2,949,975	6,852,317	6,414,545	1,962,558	2,339,246	11,622,205	11,703,766
Government	1,109,745	1,070,334	5,932,326	4,144,096	98,016	131,963	7,140,087	5,346,393
Private	1,697,585	1,879,641	919,991	2,270,449	1,864,542	2,207,283	4,482,118	6,357,373
Receivables from insurance and reinsurance operations (2)	1,464,700	2,349,487	-	-	-	-	1,464,700	2,349,487
Credit rights	759,399	959,667	-	-	-	-	759,399	959,667
Commercial – extended guarantee	653,345	1,327,625	-	-	-	-	653,345	1,327,625
Reinsurance	51,956	62,195	-	-	-	-	51,956	62,195
Total	5,248,917	6,183,634	125,186,699	104,363,087	2,770,320	3,186,856	133,205,936	113,733,577

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	144

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 12/31/2015			01/01 to 12/31/2014			01/01 to 12/31/2015			01/01 to 12/31/2014			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Financial income related to insurance, pension plan and capitalization operations	361,483	-	361,483	419,496	-	419,496	298,377	-	298,377	296,345	-	296,345	216,032	180,357	875,892	896,198
Financial income	404,714	-	404,714	657,164	-	657,164	12,607,975	-	12,607,975	8,871,012	-	8,871,012	419,725	355,162	13,432,414	9,883,338
Financial expenses	(43,231)	-	(43,231)	(237,668)	-	(237,668)	(12,309,598)	-	(12,309,598)	(8,574,667)	-	(8,574,667)	(203,693)	(174,805)	(12,556,522)	(8,987,140)
Operating income related to insurance, pension plan and capitalization operations	3,160,799	(47,076)	3,113,723	3,418,467	(636,855)	2,781,612	456,572	(2,381)	454,191	463,908	(554)	463,354	599,590	588,810	4,167,504	3,833,776
Premiums and contributions	4,877,634	(82,979)	4,794,655	7,221,878	(1,026,913)	6,194,965	17,756,341	(5,764)	17,750,577	15,574,934	(4,557)	15,570,377	2,686,120	2,383,515	25,231,352	24,148,857
Changes in technical provisions	998,159	15,988	1,014,147	(181,936)	(36,907)	(218,843)	(17,269,119)	-	(17,269,119)	(15,079,280)	-	(15,079,280)	(2,657)	14,652	(16,257,629)	(15,283,471)
Expenses for claims, benefits, redemptions and raffles	(1,610,939)	13,950	(1,596,989)	(2,395,703)	372,882	(2,022,821)	(23,845)	1,750	(22,095)	(25,880)	339	(25,541)	(2,089,621)	(1,838,751)	(3,708,705)	(3,887,113)
Selling expenses	(1,056,566)	5,965	(1,050,601)	(1,150,454)	54,083	(1,096,371)	(4,522)	-	(4,522)	(3,780)	-	(3,780)	(4,653)	-	(1,059,776)	(1,100,151)
Other operating revenues and expenses	(47,489)	-	(47,489)	(75,318)	-	(75,318)	(2,283)	1,633	(650)	(2,086)	3,664	1,578	10,401	29,394	(37,738)	(44,346)
Total income related to insurance, pension plan and capitalization operations	3,522,282	(47,076)	3,475,206	3,837,963	(636,855)	3,201,108	754,949	(2,381)	752,568	760,253	(554)	759,699	815,622	769,167	5,043,396	4,729,974

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	145

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued based on statistical models that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodic basis, from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as representing probable losses are recorded as provisions.

In general, contingencies arise from revisions of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING CONSOLIDATED is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSPs) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

ITAÚ UNIBANCO HOLDING CONSOLIDATED is a defendant in numerous standardized lawsuits filed by individuals in respect of the MSP, and records provisions for such claims upon service of a process for a claim. In addition, ITAÚ UNIBANCO HOLDING CONSOLIDATED is a defendant in class actions, similar to the lawsuits brought by individuals, filed by either: (i) consumer protection associations, or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. ITAÚ UNIBANCO HOLDING CONSOLIDATED records provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has determined that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the rulings on all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	146

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, on filings that carry no specific claim to such interest; (ii) the initial date of default interest, for class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on savings accounts and the inflation rate for the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on savings accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,459,520 (R$ 1,800,483 at 12/31/2014) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected loss amount is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the de facto and de jure characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowances, pension plan supplements and other matters are discussed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 828,672 (R$ 416,161 at 12/31/2014).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	147

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 12/31/2015				12/31/2014
	Civil	Labor	Other	Total	Total
Opening balance	4,643,356	5,597,552	158,831	10,399,739	9,888,019
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(132,284)	(1,028,517)	-	(1,160,801)	(945,077)
Subtotal	4,511,072	4,569,035	158,831	9,238,938	8,942,942
Monetary restatement/charges	321,878	547,714	-	869,592	503,679
Changes in the period reflected in results (Notes 13f and 13i)	1,747,025	1,637,156	(24,013)	3,360,168	2,582,715
Increase (*)	2,698,455	1,795,586	(21,188)	4,472,853	3,581,852
Reversal	(951,430)	(158,430)	(2,825)	(1,112,685)	(999,137)
Payment	(1,589,049)	(1,711,495)	-	(3,300,544)	(2,790,398)
Subtotal	4,990,926	5,042,410	134,818	10,168,154	9,238,938
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	236,018	1,089,443	-	1,325,461	1,160,801
Closing balance	5,226,944	6,131,853	134,818	11,493,615	10,399,739
Closing balance at 12/31/2014	4,643,356	5,597,552	158,831	10,399,739
Escrow deposits at 12/31/2015	1,741,289	2,217,823	-	3,959,112
Escrow deposits at 12/31/2014	2,073,184	2,567,273	-	4,640,457

(*) Civil provisions include the provision for economic plans amounting to R$ 232,966 (R$ 209,864 from 01/01 to 12/31/2014) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	148

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal obligation, regardless of the likelihood of loss, that is, a favorable outcome for the institution is dependent upon the recognition of the unconstitutionality of the applicable laws in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is considered probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 12/31/2015			12/31/2014
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	3,703,721	2,923,211	6,626,932	8,973,897
Effect of change in consolidation criteria	-	-	-	(346)
Reclassification of Contingent Liabilities (*)	314,641	(314,641)	-	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(60,646)	(60,646)	(57,028)
Subtotal	4,018,362	2,547,924	6,566,286	8,916,523
Monetary restatement / charges	263,819	344,679	608,498	515,298
Changes in the period reflected in results	70,421	518,463	588,884	797,182
Increase	72,041	1,098,412	1,170,453	1,156,565
Reversal	(1,620)	(579,949)	(581,569)	(359,383)
Payment	(91,361)	(236,321)	(327,682)	(3,662,717)
Subtotal	4,261,241	3,174,745	7,435,986	6,566,286
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	64,548	64,548	60,646
Closing balance (Note 14c)	4,261,241	3,239,293	7,500,534	6,626,932
Closing balance at 12/31/2014 (Note 14c)	3,703,721	2,923,211	6,626,932

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	149

				01/01 to
	01/01 to 12/31/2015			12/31/2014
	Legal
Escrow deposits	Obligation	Contingencies	Total	Total
Opening balance	4,324,134	412,301	4,736,435	5,658,098
Effect of change in consolidation criteria	-	-	-	(566)
Reclassification of Deposits (*)	342,742	(342,742)	-	-
Appropriation of income	227,970	57,214	285,184	377,358
Changes in the period	(1,014,765)	332,006	(682,759)	(1,298,808)
Deposited	21,135	333,406	354,541	193,433
Withdrawals	(943,475)	(1,030)	(944,505)	(5,128)
Reversals to income	(92,425)	(370)	(92,795)	(1,487,113)
Closing balance	3,880,081	458,779	4,338,860	4,736,082
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(116)	(116)	353
Closing balance after relocated	3,880,081	458,663	4,338,744	4,736,435
Closing balance at 12/31/2014	4,324,134	412,301	4,736,435

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities. Accordingly, the same treatment was applied to guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	150

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,098,160: as the law increased the CSLL rate for financial and insurance companies to 15%, the company is discussing the lack of constitutional support for this measure and, due to the principle of isonomy, the company is defending the levying of CSLL at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,083,612;

•	INSS – Accident Prevention Factor (FAP) – R$ 834,203: it challenges the legality of FAP and inconsistent calculation by the INSS. The corresponding escrow deposit balance totals R$ 97,717;

•	PIS and COFINS – Calculation basis – R$ 613,201: the company is defending the levying of contributions on revenue, understood as revenue from the sales of assets and services. The corresponding escrow deposit balance totals R$ 540,488;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 559,164: the company is discussing the calculation basis for the levying of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the parameters of the legal text. The corresponding escrow deposit balance totals R$ 215,122.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	151

Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 16,165,417, are described below:

•	INSS – Non-compensatory amounts – R$ 4,429,167: we defend the non-taxation of these amounts, mainly profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,867,499: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 611,833 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed – R$ 1,364,627: cases in which the liquidity and the ability to offset credit are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,300,614: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 960,452: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,093,491 (R$ 675,896 at 12/31/2014) (Note 13a), basically represented by the guarantee for the Banco Banerj S.A. privatization process which occurred in 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2015	12/31/2014
Securities (basically financial treasury bills – Note 7b)	792,983	821,015
Deposits in guarantee	4,334,805	4,229,805

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	152

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluations by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, in the terms of CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the main article as follows:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa - Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the results was R$ 27,309, and is reflected in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	153

f)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Programs for Incentivized Installment Payment substantially related to the municipal level, established by Laws: São Paulo (Law No. 16,097, of 12/29/2014); (Law No. 55,828, of 01/07/2015); Rio de Janeiro (Law No. 5,854, of 04/27/2015). The programs included debts managed by said municipalities and can be defined as follows:

•	PPI – Incentivized Installment Payment – the programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 9,514, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	154

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2015	12/31/2014
Social contribution for offsetting (Note 14b I)	645,254	644,891
Taxes and contributions for offsetting	4,888,940	4,248,000
Escrow deposits for foreign fundraising program	366,246	620,515
Receivables from reimbursement of contingent liabilities (Note 12c)	1,093,491	675,896
Receivables from reimbursement of contingent liabilities	2,115,133	1,510,741
(Allowance for loan losses)	(1,021,642)	(834,845)
Rights receivable from financial assets sold or transferred	-	5,894,183
Sundry domestic debtors	721,042	1,802,433
Premiums from loan operations	1,663,655	2,370,887
Sundry foreign debtors	2,086,874	2,179,015
Retirement plan assets (Note 19)	2,182,574	2,456,923
Recoverable payments	138,935	43,281
Salary advances	58,131	61,226
Amounts receivable from related companies	39,671	44,470
Operations without credit granting characteristics	1,612,127	338,005
Securities and credits receivable	1,944,039	961,521
(Allowance for loan losses)	(331,912)	(623,516)
Other	520,118	439,164
Total	16,017,058	21,818,889

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Deferred tax assets of R$ 911,726 (R$ 498,467 at 12/31/2014) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	155

b)	Prepaid expenses

	12/31/2015	12/31/2014
Commissions (*)	1,957,541	3,059,258
Related to vehicle financing	144,370	282,392
Related to insurance and pension plan	640,882	1,292,360
Restricted to commissions / partnership agreements	85,586	185,531
Related to Payroll Loans	929,331	1,136,245
Other	157,372	162,730
Advertising	474,879	516,264
Other	739,337	748,197
Total	3,171,757	4,323,719

(*) In the fourth quarter of 2015, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 172,033.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	156

c)	Other sundry liabilities

	12/31/2015	12/31/2014
Provisions for sundry payments	2,185,212	2,410,150
Personnel provision	1,390,370	1,397,753
Sundry creditors - local	1,755,682	1,727,888
Sundry creditors - foreign	3,000,966	2,673,884
Liabilities for official agreements and rendering of payment services	808,358	932,602
Related to insurance operations	252,888	259,825
Liabilities for purchase of assets and rights	44,536	18,377
Creditors of funds to be released	1,110,193	1,274,407
Funds from consortia participants	44,567	29,718
Provision for retirement plan benefits (Note 19)	490,251	517,097
Provision for health insurance (1)	716,342	684,590
Expenses for lease interests (2)	-	804,248
Liabilities from transactions related to credit assignments (Note 8f)	5,495,361	4,335,974
Liabilities from sales operations or transfer of financial assets	37,962	3,509,711
Other	1,003,194	706,998
Total	18,335,882	21,283,222

(1) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

(2) Change in the Accounting Treatment of Financial Lease (Notes 4i and 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	157

d)	Banking service fees

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Asset management	4,144,762	3,765,743
Funds management fees	3,461,031	3,155,428
Consortia management fee	683,731	610,315
Current account services	797,046	775,193
Credit cards	9,824,313	9,013,462
Relationship with stores	9,777,856	8,922,251
Credit card processing	46,457	91,211
Sureties and credits granted	2,297,627	2,003,728
Loan operations	1,008,397	876,976
Guarantees provided	1,289,230	1,126,752
Receipt services	1,515,380	1,527,572
Collection fees	1,249,369	1,278,440
Collection services	266,011	249,132
Other	2,438,801	2,059,338
Custody services and management of portfolio	303,813	278,326
Economic and financial advisory	670,667	630,635
Foreign exchange services	87,274	81,970
Other services	1,377,047	1,068,407
Total	21,017,929	19,145,036

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	158

e)	Income related to bank charges

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Loan operations / registration	966,024	1,090,600
Credit cards – annual fees and other services	3,214,789	2,897,342
Deposit account	118,065	116,336
Transfer of funds	199,725	185,402
Income related to securities brokerage	373,724	384,992
Service package fees	4,924,342	3,920,524
Total	9,796,669	8,595,196

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	159

f)	Personnel expenses

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Compensation	(8,037,980)	(7,087,952)
Charges	(2,539,843)	(2,363,715)
Welfare benefits (Note 19)	(2,640,269)	(2,102,627)
Training	(201,645)	(185,680)
Labor claims and termination of employees (Note 12b)	(1,988,204)	(1,500,771)
Stock Option Plan	(214,325)	(230,696)
Total	(15,622,266)	(13,471,441)
Employees’ profit sharing	(3,090,303)	(2,971,876)
Total including employees’ profit sharing	(18,712,569)	(16,443,317)

g)	Other administrative expenses

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Data processing and telecommunications	(4,050,998)	(3,870,363)
Depreciation and amortization	(2,021,995)	(2,069,003)
Installations	(2,729,779)	(2,432,149)
Third-party services	(4,015,606)	(4,198,611)
Financial system services	(575,257)	(507,561)
Advertising, promotions and publication	(1,038,998)	(950,161)
Transportation	(410,572)	(432,344)
Materials	(379,805)	(349,778)
Security	(674,919)	(627,212)
Travel expenses	(211,961)	(203,405)
Other	(858,669)	(570,003)
Total	(16,968,559)	(16,210,590)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	160

h)	Other operating revenue

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Reversal of operating provisions	279,167	12,037
Recovery of charges and expenses	77,169	55,689
Program for Settlement or Installment Payment of Federal (Note 12e)	64,755	158,215
Other	509,196	331,183
Total	930,287	557,124

i)	Other operating expenses

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Provision for contingencies (Note 12b)	(2,459,622)	(1,772,360)
Civil lawsuits	(1,747,025)	(1,523,652)
Tax and social security contributions	(736,610)	(313,112)
Other	24,013	64,404
Selling - credit cards	(3,215,603)	(2,566,818)
Claims	(266,497)	(301,921)
Provision for health insurance (Note 13c)	(31,752)	(29,662)
Refund of interbank costs	(283,610)	(249,513)
Other	(1,822,335)	(1,634,696)
Total	(8,079,419)	(6,554,970)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	161

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	12/31/2015	12/31/2014
Income before income tax and social contribution	14,739,860	27,244,750
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(6,142,100)	(10,897,900)
Increase/decrease in income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	181,566	114,557
Foreign exchange variations on investments abroad	8,328,697	1,470,871
Interest on capital	2,584,764	1,737,975
Corporate reorganizations (Note 4q)	630,549	638,650
Dividends and interest on external debt bonds	270,824	311,024
Other nondeductible expenses net of non taxable income (*)	(14,416,741)	(1,092,314)
Income tax and social contribution expenses	(8,562,441)	(7,717,137)
Related to temporary differences
Increase (reversal) for the period	13,888,661	3,258,583
Increase (reversal) of prior periods	(99,097)	(1,978,796)
Increase in the social contribution tax rate (Note 14b IV)	3,988,253	-
(Expenses)/Income related to deferred taxes	17,777,817	1,279,787
Total income tax and social contribution expenses	9,215,376	(6,437,350)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	12/31/2015	12/31/2014
PIS and COFINS	(3,789,942)	(3,668,031)
ISS	(965,003)	(884,281)
Other	(618,653)	(535,066)
Total (Note 4o)	(5,373,598)	(5,087,378)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 244,240 (R$ 202,534 at 12/31/2014) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	162

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2014	12/31/2015	12/31/2014	Realization / Reversal	Increase	12/31/2015
Reflected in income and expense accounts			34,999,143	(9,951,093)	27,952,630	53,000,680
Related to income tax and social contribution loss carryforwards			5,364,024	(239,228)	518,271	5,643,067
Related to disbursed provisions			19,542,545	(5,853,469)	18,540,770	32,229,846
Allowance for loan losses			18,087,004	(5,201,197)	12,547,070	25,432,877
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			195,583	(195,583)	5,674,148	5,674,148
Allowance for real estate			264,711	(90,669)	44,975	219,017
Goodwill on purchase of investments			901,179	(363,262)	-	537,917
Other			94,068	(2,758)	274,577	365,887
Related to non-disbursed provisions (1)	27,488,033	39,144,995	10,092,574	(3,858,396)	8,893,589	15,127,767
Related to the operation	21,157,772	28,159,811	7,560,470	(3,858,396)	7,031,619	10,733,693
Provision for contingent liabilities	10,829,476	14,528,316	4,299,579	(1,396,853)	2,483,782	5,386,508
Civil lawsuits	4,437,181	5,226,944	1,817,990	(503,919)	835,263	2,149,334
Labor claims	3,836,454	6,131,853	1,460,030	(536,393)	888,290	1,811,927
Tax and social security contributions	2,526,306	3,155,761	1,010,522	(350,659)	760,229	1,420,092
Other	29,535	13,758	11,037	(5,882)	-	5,155
Adjustments of operations carried out on the futures settlement market	7,991	3,337,500	3,196	(4,415)	1,392,320	1,391,101
Legal obligation - tax and social security contributions	1,715,810	2,188,419	392,510	(442,376)	558,364	508,498
Provision related to health insurance operations	684,590	716,342	273,827	-	48,527	322,354
Other non-deductible provisions	7,919,905	7,389,234	2,591,358	(2,014,752)	2,548,626	3,125,232
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,330,261	10,985,184	2,532,104	-	1,861,970	4,394,074
Reflected in stockholders’ equity accounts			3,082,986	(779,480)	1,679,429	3,982,935
Corporate reorganizations (Note 4q)	7,394,072	5,539,517	2,513,984	(630,549)	-	1,883,435
Adjustment to market value of available-for-sale securities	1,422,505	4,665,556	569,002	(148,931)	1,679,429	2,099,500
Total (2)	36,304,610	49,350,068	38,082,129	(10,730,573)	29,632,059	56,983,615
Social contribution for offsetting arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,891	-	363	645,254

(1) From a financial point of view, rather than recording the provision of R$ 39.144.995 (R$ 27,488,033 at 12/31/2014) and deferred tax assets of R$ 15.665.070 (R$ 10,092,574 at 12/31/2014), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 56.983.615 (R$ 38,082,129 at 12/31/2014) to R$ 41.318.545 (R$ 27,989,555 at 12/31/2014).

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15, to maintain the respective deferred tax assets.

At ITAÚ UNIBANCO HOLDING, the Deferred Tax Assets totaled R$ R$ 173,068 (R$ 10,834 at 12/31/2014) and are basically represented by Provisions for Guarantee Accounts of R$ 131,596, Administrative Provisions of R$ 14,146 (R$ 5,518 at 12/31/2014) and Provisions related to Legal, Tax and Social Security Liabilities of R$ 14,002 (R$ 5,200 at 12/31/2014), which expected realization is dependent upon the progress of the lawsuit.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	163

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

		Realization /
	12/31/2014	Reversal	Increase	12/31/2015
Reflected in income and expense accounts	4,056,830	(2,336,245)	1,779,716	3,500,301
Depreciation in excess – leasing	2,507,980	(2,164,144)	1,143,443	1,487,279
Restatement of escrow deposits and contingent liabilities	986,004	(115,216)	258,990	1,129,778
Provision for pension plan benefits	336,799	(33,543)	76,843	380,099
Adjustment to market value of securities and derivative financial instruments	5,621	(5,621)	205,166	205,166
Adjustments of operations carried out on the future settlement market	5,907	(12,122)	62,672	56,457
Taxation of results abroad – capital gains	164,651	-	2,511	167,162
Other	49,868	(5,599)	30,091	74,360
Reflected in stockholders’ equity accounts	937,308	(149,322)	1,060,235	1,848,221
Adjustment to market value of available-for-sale securities	122,170	(87,201)	-	34,969
Cash flow hedge	373,592	-	1,060,236	1,433,828
Provision for pension plan benefits (*)	441,546	(62,121)	(1)	379,424
Total	4,994,138	(2,485,567)	2,839,951	5,348,522

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 127,831 (R$ 3,879 at 12/31/2014), mainly represented by restatement of Adjustment to market value of securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	164

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2015, are:

									Provision for
	Deferred tax assets								deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
	differences	%	carryforwards	%	Total	%	offsetting	%	contribution	%	taxes	%
2016	16,524,138	32%	98,583	2%	16,622,721	29%	26,496	4%	(690,439)	13%	15,958,778	31%
2017	7,787,104	15%	255,633	4%	8,042,737	14%	46,178	7%	(933,103)	18%	7,155,812	14%
2018	7,802,849	15%	434,360	8%	8,237,209	14%	11,203	2%	(1,303,907)	24%	6,944,505	13%
2019	7,887,605	15%	213,560	4%	8,101,165	14%	32,741	5%	(403,932)	8%	7,729,974	15%
2020	2,320,147	5%	2,541,664	45%	4,861,811	9%	528,636	82%	(443,127)	8%	4,947,320	9%
after 2020	9,018,705	18%	2,099,267	37%	11,117,972	20%	-	0%	(1,574,014)	29%	9,543,958	18%
Total	51,340,548	100%	5,643,067	100%	56,983,615	100%	645,254	100%	(5,348,522)	100%	52,280,347	100%
Present value (*)	45,013,635		4,400,986		49,414,621		538,681		(4,507,071)		45,446,231

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV -	Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. The effect on the consolidated statement of income was R$ 3,988,253. There are no unrecorded deferred tax assets at 12/31/2015 and 12/31/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	165

c)	Tax and social security contributions

	12/31/2015	12/31/2014
Taxes and contributions on income payable	3,191,161	3,579,541
Taxes and contributions payable	2,080,998	1,385,695
Provision for deferred income tax and social contribution (Note 14b II)	5,348,522	4,994,138
Legal liabilities – tax and social security (Note 12b)	4,261,241	3,703,721
Total	14,881,922	13,663,095

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 337,996 (R$ 115,791 at 12/31/2014) and is mainly comprised of Taxes and contributions on income payable of R$ 197,682 (R$ 110,786 at 12/31/2014) and Tax and Social Contribution R$ 127,831 (R$3,879 at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	166

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	12/31/2015	12/31/2014
Taxes paid or provided for	17,395,610	17,681,370
Taxes withheld and collected from third parties	15,256,704	13,049,062
Total	32,652,314	30,730,432

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	167

Note 15 – Permanent Assets

a)	Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2014					Changes										Equity in
	Book value							Equity in earnings of subisidiaries								earnings of
		Adjustments					Dividends / interest						Adjustments in			subsidiaries
	Stockholders'	under investor	Unrealized		Balance at	Amortization of	on capital	Earnings/	Changes in	Adjustments under	Unrealized		marketable securities of	Corporate	Balance at	from 01/01 to
Companies	equity	criteria (1)	results	Goodwill	12/31/2014	goodwill	paid/provided for (2)	(loss)	exchange rates	investor criteria (1)	results	Total	subsidiaries and other	Events (3)	12/31/2015	12/31/2014
Domestic	61,095,711	27,405	(495,139)	24,287	60,652,264	(6,336)	(7,588,324)	14,385,226	-	(7,702)	121,817	14,499,341	(1,064,976)	(399,429)	66,092,540	13,278,918
Itaú Unibanco S.A.	49,772,836	6,470	(437,129)	24,287	49,366,464	(6,336)	(2,333,329)	9,823,457	-	5,109	109,227	9,937,793	(1,075,571)	-	55,889,021	8,862,194
Banco Itaú BBA S.A.	5,685,182	23,400	(57,048)	-	5,651,534	-	(852,425)	841,943	-	(20,225)	11,628	833,346	11,837	(1)	5,644,291	905,157
Banco Itaucard S.A. (4)	2,609,183	(4,228)	(962)	-	2,603,993	-	(3,014,360)	3,000,916	-	8,654	962	3,010,532	(695)	-	2,599,470	3,188,006
Itaú -BBA Participações S.A.	1,759,868	-	-	-	1,759,868	-	(1,864)	180,204	-	-	-	180,204	(17)	(399,424)	1,538,767	28,879
Itaú Corretora de Valores S. A. (4)	1,268,625	1,763	-	-	1,270,388	-	(1,386,342)	538,701	-	(1,240)	-	537,461	(529)	-	420,978	294,679
Itau Seguros S.A.	16	-	-	-	16	-	(4)	5	-	-	-	5	(1)	(3)	13	5
Itaú Administração Previdenciária Ltda.	1	-	-	-	1	-	-	-	-	-	-	-	-	(1)	-	-
Itaú Seguros Soluções Corporativas S.A. (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2)
Foreign	5,806,994	-	-	102,817	5,909,811	(51,408)	(463,465)	545,775	1,971,242	-	-	2,517,017	(10,811)	309,688	8,210,832	1,082,103
Banco Itau Chile S.A. (6)(7)	-	-	-	-	-	41,473	(168,836)	338,732	478,098	-	-	816,830	(7,082)	3,674,317	4,356,702	-
BICSA Holdings LTD (6)(7)	-	-	-	-	-	3,769	-	47,960	415,706	-	-	463,666	(50)	1,556,368	2,023,753	-
Banco Itaú Uruguay S.A.	893,805	-	-	9,424	903,229	(4,712)	(178,074)	399,629	191,842	-	-	591,471	(11,004)	-	1,300,910	223,857
OCA S.A.	228,851	-	-	2,504	231,355	(1,389)	(67,773)	134,948	46,263	-	-	181,211	318	-	343,722	85,219
Itaú Chile Holdings, INC.	4,618,931	-	-	90,483	4,709,414	(90,483)	-	(378,001)	829,180	-	-	451,179	7,325	(4,896,245)	181,190	762,181
ACO Ltda.	3,505	-	-	42	3,547	(21)	-	377	652	-	-	1,029	-	-	4,555	240
OCA Casa Financiera S.A. (8)	61,902	-	-	364	62,266	(45)	(48,782)	2,130	9,501	-	-	11,631	(318)	(24,752)	-	10,606
Grand total	66,902,705	27,405	(495,139)	127,104	66,562,075	(57,744)	(8,051,789)	14,931,001	1,971,242	(7,702)	121,817	17,016,358	(1,075,787)	(89,741)	74,303,372	14,361,021

(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable.

(3) Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(5) Investment sold on October 31, 2014 to ACE Seguradora S.A.

(6) Company entrance on July 31, 2015.

(7) On July 17, 2015, after approval of proper regulatory authorities, the subsidiary Itaú Chile Holdings (ICH) was dissolved. Therefore, the investments held by ICH were transferred to ITAÚ UNIBANCO HOLDING. The transaction had an accounting effect of R$ (251) million.

(8) Company liquidated on March 30, 2015.

				Number of shares/quotas owned by
		Stockholders’	Net income	ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	56,198,972	9,824,543	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,689,711	843,800	4,474,435	4,474,436	-	100.00	100.00
Banco Itaucard S.A. (4)	15,564,076	19,382,804	3,318,726	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú -BBA Participações S.A.	1,328,562	1,538,767	180,204	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A. (4)	802,482	1,364,771	767,275	-	811,503	-	-	2.87
Itau Seguros S.A.	3,767,415	5,434,520	2,016,822	450	1	-	0.00	0.00
Itaú Administração Previdenciária Ltda.	59,251	119,078	27,999	-	-	1,299	0.00	0.00
Foreign
Banco Itau Chile S.A. (7)	1,891,092	4,315,232	338,040	-	-	1,433,689	100.00	100.00
BICSA Holdings LTD (7)	1,291,945	2,019,985	47,980	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	583,146	1,296,198	399,628	4,465,133,954	-	-	100.00	100.00
OCA S.A.	19,618	342,288	134,948	1,502,176,740	-	-	100.00	100.00
Itaú Chile Holdings, INC.	556,997	181,190	(378,001)	100	-	-	100.00	100.00
ACO Ltda.	17	4,568	381	-		131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	168

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation
	at 12/31/2015		12/31/2015
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic					3,498,825	632,912
BSF Holding S.A (1)	49.00%	49.00%	1,561,489	447,053	1,064,156	219,056
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	3,212,706	682,911	475,071	102,464
Porto Seguro Itaú Unibanco Participações S.A.(2)(3)	42.93%	42.93%	3,933,114	699,842	1,688,619	300,466
Others (4a) (5)					270,979	10,926
Foreign - Other (6a)					1,790	122
Total					3,500,615	633,034

	% participation
	at 12/31/2014		12/31/2014
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic					3,097,365	584,933
BSF Holding S.A.(1)	49.00%	49.00%	1,232,135	412,993	982,044	202,367
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	3,015,628	890,111	445,481	133,808
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	3,659,150	491,855	1,570,044	211,171
Others (4b) (5)					99,796	37,587
Foreign - Others (6b)					1,226	(330)
Total					3,098,591	584,603
(1)	Includes goodwill in the amount of R$ 299.027 at 12/31/2015 (R$ 378,298 at 12/31/2014);
(2)	For the purpose of accounting for participation in earnings, the position at 11/30/2015 and 11/30/2014, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(4)	a) At 12/31/2015, includes Kinea Private Equity, Olímpia Promoção e Serviços S.A., Tecnologia Bancária S.A. and Eneva S.A. b) At 12/31/2014 includes Kinea Private Equity, Latosol Empreendimentos e Participações LTDA, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(5)	Includes equity in earnings not arising from net income.
(6)	a) At 12/31/2015, includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A. b) At 12/31/2014, includes Compãnia Uruguaya de Medios de Processamiento, Rias Redbanc S.A. and Rosefield Finance Ltda.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	169

III) Other investments

	12/31/2015	12/31/2014
Other investments	646,991	636,155
Shares and quotas	50,695	52,288
Investments through tax incentives	201,625	201,625
Equity securities	11,809	14,915
Other	382,862	367,327
(Allowance for loan losses)	(208,914)	(208,885)
Total	438,077	427,270
Equity - Other investments	13,357	25,207

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	170

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2014	2,274,324	942,571	2,220,493	1,465,691	1,116,719	917,103	6,336,816	773,153	16,046,870
Acquisitions	197,478	-	5,867	138,819	75,189	140,683	524,755	83,485	1,166,276
Disposals	(2)	(6,460)	(13,407)	(112,418)	182,455	(68,166)	(532,787)	(4,741)	(555,526)
Exchange variation	679	3,083	34,858	80,690	5,590	7,507	5,731	6,080	144,218
Transfers	(1,681,220)	-	777,174	63,347	421,745	-	418,954	-	-
Other (4)	(503)	(37)	573	36,945	-	(23,190)	(812,825)	590	(798,447)
Balance at 12/31/2015	790,756	939,157	3,025,558	1,673,074	1,801,698	973,937	5,940,644	858,567	16,003,391

Depreciation
Balance at 12/31/2014	-	-	(1,695,460)	(753,421)	(519,761)	(503,692)	(4,534,893)	(478,822)	(8,486,049)
Depreciation expenses	-	-	(73,802)	(257,332)	(128,851)	(92,549)	(841,532)	(78,604)	(1,472,670)
Disposals	-	-	9,377	109,017	(183,062)	12,813	489,035	3,001	440,181
Exchange variation	-	-	(6,311)	(27,414)	(1,794)	1,179	(6,548)	(3,243)	(44,131)
Other (4)	-	-	2,024	(419)	(7,994)	2,944	617,741	313	614,609
Balance at 12/31/2015	-	-	(1,764,172)	(929,569)	(841,462)	(579,305)	(4,276,197)	(557,355)	(8,948,060)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	790,756	939,157	1,261,386	743,505	960,236	394,632	1,664,447	301,212	7,055,331
Balance at 12/31/2014	2,274,323	942,571	525,036	712,269	596,958	413,411	1,801,922	294,331	7,560,821

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 59,297 achievable by 2016.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 4,329 (R$ 3,686 at 31/12/2014) related to attached real estate.
(4)	Change in the Accounting Treatment of Financial Lease (Notes 4i and 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	171

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2014	Acquisitions	Amortization expenses	Disposals (*)	Exchange variation	Balance at 12/31/2015

Goodwill (Notes 2b and 4j)	10 years	203,919	10,506	(6,045)	(12,133)	35,668	231,915
(*) Goodwill transferred to intangible assets resulting from the merger of Itaú Unibanco Financeira (Note 2c).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	172

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2014	1,066,922	1,561,377	1,891,898	2,836,712	1,483,340	2,122,547	10,962,796
Acquisitions	108,900	39,279	409,928	488,458	15,167	2	1,061,734
Disposals	(168,943)	(195,288)	(105,991)	(14,530)	(2,521)	(445)	(487,718)
Exchange variation	-	449	108,540	-	3,731	182,337	295,057
Other (3)	(2,430)	2,772	(5,513)	-	312,583	(1,416,861)	(1,109,449)
Balance at 12/31/2015	1,004,449	1,408,589	2,298,862	3,310,640	1,812,300	887,580	10,722,420

Amortization
Balance at 12/31/2014	(555,311)	(330,524)	(887,177)	(111,981)	(106,044)	(305,685)	(2,296,722)
Amortization expenses (4)	(213,245)	(143,862)	(356,236)	(138,468)	(245,411)	(46,007)	(1,143,229)
Disposals	168,922	144,314	105,991	-	-	445	419,672
Exchange variation	-	399	(51,778)	-	(1,596)	(148,533)	(201,508)
Other (3)	-	-	1,716	(2,037)	(3,093)	3,503	89
Balance at 12/31/2015	(599,634)	(329,673)	(1,187,484)	(252,486)	(356,144)	(496,277)	(3,221,698)

Impairment (5)
Balance at 12/31/2014	(18,251)	(1,792)	-	(13,733)	-	-	(33,776)
Additions / assumptions	-	-	-	(3,942)	-	-	(3,942)
Disposals	-	-	-	-	-	-	-
Balance at 12/31/2015	(18,251)	(1,792)	-	(17,675)	-	-	(37,718)

Book value
Balance at 12/31/2015	386,564	1,077,124	1,111,378	3,040,479	1,456,156	391,303	7,463,004
Balance at 12/31/2014	493,360	1,229,061	1,004,721	2,710,998	1,377,296	1,816,862	8,632,298

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 280,958 achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Change in the Accounting Treatment of Financial Lease (Notes 4i and 22k).

(4) Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	173

Note 16 – Stockholders' equity

a) Shares

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved an increase in subscribed and paid-up capital by R$ 10,148,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus share. Bonus shares started being traded on July 17,2015 and the process was approved by the Central Bank on June 25,2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 75,000,000 at 12/31/2014), of which R$ 58,283,710 (R$ 51,563,010 at 12/31/2014) refers to stockholders domiciled in the country and R$ 26,864,290 (R$ 23,436,990 at 12/31/2014) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares - ESM of 04/29/2015 - Carried out at 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Treasury shares at 12/31/2014	2,541	53,828,551	53,831,092	(1,327,880)
Purchase of treasury shares	-	111,524,800	111,524,800	(3,324,436)
Exercised – granting of stock options	-	(5,873,741)	(5,873,741)	3,682
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295,254
Bonus Shares - ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353,380)
Outstanding shares at 12/31/2015	3,047,037,403	2,874,313,101	5,921,350,504
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending December 31, 2014 were adjusted to reflect the bonuses of June 25, 2015.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 12/31/2015:

Cost / Market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value	24.58	26.33

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	174

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	21,083,796
Adjustments:
(-) Legal reserve	(1,054,190)
Dividend calculation basis	20,029,606
Mandatory dividend	5,007,402
Dividend – paid / provided for	7,304,529	36.5%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	3,001,912	(310,510)	2,691,402
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2015	931,847	-	931,847
Interest on capital - R$ 0.3460 per share, paid on 08/25/2015	2,070,065	(310,510)	1,759,555

Declared (recorded in other liabilities – Social and Statutory)	2,502,050	(186,051)	2,315,999
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2015	89,123	-	89,123
Dividends declared - R$ 0.1980 per share	1,172,586	-	1,172,586
Interest on capital - R$ 0.2090 per share, credited on December 30, 2015 to be paid until April 30, 2016	1,240,341	(186,051)	1,054,290

Declared after December 31, 2015 (Recorded in Revenue Reserves – Unrealized profits)	2,702,504	(405,376)	2,297,128
Interest on capital - R$ 0.4564 per share	2,702,504	(405,376)	2,297,128

Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,206,466	(901,937)	7,304,529
Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344,187	(709,059)	6,635,128

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	175

c)   Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	12/31/2015	12/31/2014
Capital reserves	1,537,219	1,315,744
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,252,602	1,031,127
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	29,724,889	27,224,331
Legal	6,894,840	5,840,650
Statutory:	20,127,545	18,437,054
Dividends equalization (1)	8,231,199	6,411,951
Working capital increase (2)	5,261,426	5,303,905
Increase in capital of investees (3)	6,634,920	6,721,198
Unrealized profits (4)	2,702,504	2,946,627
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)  Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2015	01/01 to 12/31/2014	12/31/2015	12/31/2014
ITAÚ UNIBANCO HOLDING	21,083,796	17,391,557	110,680,842	101,889,836
Amortization of goodwill	608,209	941,819	(562,321)	(1,162,035)
Corporate reorganizations (Note 4q)	1,854,555	1,878,381	(3,656,081)	(4,880,088)
Conversion adjustments of foreign investments (Note 4s)	(186,726)	29,807	-	-
Foreign exchange variations of investments	(3,169,017)	(345,887)	-	-
Hedge of net investments in foreign operations	5,111,631	821,829	-	-
Tax effects – hedge of net investments in foreign operations	(2,129,340)	(446,135)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	23,359,834	20,241,564	106,462,440	95,847,713

e) Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO

	12/31/2015	12/31/2014
Available-for-sale securities	(2,934,270)	(697,486)
Hedge cash flow	1,782,581	551,407
Remeasurements in liabilities of post-employment benefits	(224,197)	(176,280)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	156,919	(29,807)
Asset valuation adjustments	(1,218,967)	(352,166)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	176

f) Non-controlling interests

	Stockholders’ equity		Net Income
	12/31/2015	12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014
Itau Bank, Ltd. (*)	-	1,048,455	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	433,265	436,684	(121,581)	(108,793)
Banco Itaú BMG Consignado S.A. (Note 2c)	915,958	539,436	(150,425)	(89,920)
Luizacred S.A. Soc. Cred. Financiamento Investimento	292,323	288,373	(64,525)	(92,111)
IGA Participações S.A.	61,340	52,703	(10,628)	(2,241)
Investimentos Bemge S.A.	24,008	22,147	(1,879)	(1,423)
Banco Investcred Unibanco S.A.	19,205	19,858	653	(1,155)
Others	9,136	7,071	(7,686)	(9,601)
Total	1,755,235	2,414,727	(356,071)	(305,244)

(*) Represented by Preferred Shares issued on December 31, 2002 and redeemed on March 31, 2015 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with dividends calculated based on LIBOR plus 1.25% p.a., payable on a monthly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	177

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2015, the accounting effect of the share-based payment in income was R$ (734,191) (R$ (441,065) from 01/01 to 12/31/2014).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	178

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,062,437)	40.08
Exercised	(151,358)	24.32	34.36
Closing balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Range of exercise prices
Granting 2008-2009		26.34 - 40.28
Granting 2010-2012		23.88 - 42.79
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2013	71,848,530	29.86
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding but not exercisable	35,840,257	32.95
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,531,443)	31.80
Exercised	(15,154,975)	27.28	33.39
Closing balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Range of exercise prices
Granting 2006-2009		23.80 - 39.87
Granting 2010-2012		23.88 - 38.66
Weighted average of the remaining contractual life (in years)	2.56

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	179

II – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 29.22 per share at 12/31/2015 (R$ 29.65 per share at 12/31/2014).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(808,809)
Exercised	(5,722,383)
Balance at 12/31/2015	30,605,777
Weighted average of remaining contractual life (years)	2.02

Quantity
Balance at 12/31/2013	20,187,002
New granted	12,107,909
Cancelled	(1,712,039)
Exercised	(3,848,444)
Balance at 12/31/2014	26,734,428
Weighted average of remaining contractual life (years)	2.05

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	180

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 31.24 per share at 12/31/2015 (R$ 25.33 per share at 12/31/2014).

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	15,901,823
New	12,538,652
Delivered	(7,551,031)
Cancelled	(593,468)
Balance at 12/31/2015	20,295,976

Change in variable compensation in shares	2014
Quantity
Balance at 12/31/2013	8,290,751
New	11,002,630
Delivered	(2,954,758)
Cancelled	(436,800)
Balance at 12/31/2014	15,901,823

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	181

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	182

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	12/31/2015	12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014	Annual rate	12/31/2015	12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014
Interbank investments		82,507,384	41,272,793	5,574,400	3,804,610		-	-	-	-
Itaú Unibanco S.A.	14.15% pre fixed or 100% of SELIC	47,643,687	33,322,825	4,388,325	3,361,000		-	-	-	-

Agência Grand Cayman	5,83% to 6.36% pre fixed	10,817,237	7,444,294	559,378	443,610		-	-	-	-

Itaú Unibanco S.A. Nassau Branch	2,96% pre fixed	24,046,460	505,674	626,697	-		-	-	-	-

Securities and derivative financial instruments		-	13,544,527	409,817	654,235		-	-	-	-
Agência Grand Cayman		-	13,544,527	409,817	654,235		-	-	-	-
Deposits		(15,310,445)	-	(280,620)	-		-	-	-	-
Itaú Unibanco S.A.		-	-	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(15,310,445)	-	(279,106)	-		-	-	-	-
Others		-	-	(1,514)	-		-	-	-	-
Securities sold under repurchase agreements		-	(24,202)	-	(7,358)		(249,880)	(141,413)	(21,182)	(12,855)
Duratex S.A.		-	-	-	-	99% to 101.5% of CDI	(41,275)	(100,152)	(8,956)	(10,284)
Elekeiroz S.A.		-	-	-	-	99% to 100% of CDI	(8,498)	(5,769)	(605)	(1,670)
Itautec S.A.		-	-	-	-	100% of CDI	(110,201)	(1,538)	(1,218)	(172)
Itaúsa Empreendimentos S.A.		-	-	-	-	99% to 100% of CDI	(63,551)	(26,071)	(7,425)	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	(10,774)	(7,883)	(1,219)	(729)
Others		-	(24,202)	-	(7,358)		(15,581)	-	(1,759)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(341)	581,286	(3,877)	(3,328)		(116,206)	(108,347)	20,441	8,847
Itaú Unibanco S.A.		-	581,546	-	-		-	-	-	-
Itaú Corretora de Valores S.A.		(342)	(260)	(3,877)	(3,328)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	-	1,979	-
Itaúsa Empreendimentos S.A.			-		-		-	-	84	-
Olimpia Promoção e Serviços S.A.		-	-	-	-		(2,391)	-	(27,822)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(113,911)	(13,276)	38,723	34,886
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		299	279	5,272	5,183
Fundação BEMGEPREV		-	-	-	-		-	25	-	639
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		-	(92,732)	-	292
Others		1	-	-	-		(203)	(2,643)	2,205	(32,153)
Rent revenues (expenses)		-	-	(273)	(255)			-	(56,077)	(51,067)
Itaúsa Investimentos Itaú S.A.		-	-	(19)	(18)		-	-	(1,743)	-
Itaú Seguros S.A.		-	-	(194)	(181)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(41,855)	(37,920)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(12,479)	(13,147)
Others		-	-	(60)	(56)		-	-	-	-
Donation expenses		-	-	-	-		-	-	(84,435)	(78,300)
Instituto Itaú Cultural		-	-	-	-		-	-	(83,000)	(77,500)
Associação Itaú Viver Mais		-	-	-	-		-	-	(1,435)	(800)
Data processing expenses		-	-	-	-		-	-	-	(284,889)
Itautec S.A.		-	-	-	-		-	-	-	(284,889)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (4,250) (R$ 5,376 from 01/01 to 12/31/2014) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a) any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b) any entity controlled by the Institution; or

c) any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	183

b) Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Compensation	458,368	343,703
Board of Directors	26,572	14,469
Management members	431,796	329,234
Profit sharing	239,331	260,592
Board of Directors	962	11,956
Management members	238,369	248,636
Contributions to pension plans	9,539	6,592
Board of Directors	99	4
Management members	9,440	6,588
Stock option plan – Management members	199,957	233,754
Total	907,195	844,641

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	184

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Interbank deposits	30,507,170	23,073,038	30,507,465	23,073,278	295	240	295	240
Securities and derivative financial instruments	338,391,215	299,626,524	335,098,378	299,845,368	(8,270,353)	(973,469)	(3,292,837)	218,844
Adjustment of available-for-sale securities					(4,272,990)	(528,487)	-	-
Adjustment of held-to-maturity securities					(3,997,363)	(444,982)	(3,292,837)	218,844
Loan, lease and other credit operations	439,751,291	424,812,344	439,133,927	427,317,235	(617,364)	2,504,891	(617,364)	2,504,891
Investments
BM&FBOVESPA	14,610	14,610	119,373	107,973	104,763	93,363	104,763	93,363
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,688,619	1,570,044	2,829,841	2,988,093	1,141,222	1,418,049	1,141,222	1,418,049
Funding and borrowing (3)	261,575,716	218,886,295	262,680,335	219,598,918	(1,104,619)	(712,623)	(1,104,619)	(712,623)
Subordinated debt (Note 10f)	65,784,564	55,617,390	63,684,418	56,174,412	2,100,146	(557,022)	2,100,146	(557,022)
Treasury shares	4,353,380	1,327,880	4,280,343	1,862,550	-	-	(73,037)	534,670

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	185

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	186

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Cost of current service	(68,063)	(74,242)	-	-	-	-	(68,063)	(74,242)
Net interest	(6,271)	(32,593)	218,803	196,030	(16,990)	(14,284)	195,542	149,153
Contribution (*)	-	-	(380,216)	(132,623)	-	-	(380,216)	(132,623)
Benefits paid	-	-	-	-	12,906	8,902	12,906	8,902
Remeasurements	-	-	-	-	-	-	-	-
Total Amounts Recognized	(74,334)	(106,835)	(161,413)	63,407	(4,084)	(5,382)	(239,831)	(48,810)

(*) In 2015, includes a provision to settle the surplus of social security funds, in the amount of R$ 236,266. In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 207,178 (R$ 190,333 from 01/01 to 12/31/2014), of which R$ 143,950 (R$ 132,623 from 01/01 to 12/31/2014) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
At the beginning of the period	(75,206)	(354,467)	(220,808)	(285,565)	(8,436)	6,744	(304,450)	(633,288)
Effects on asset ceiling	(102,758)	(452,566)	(37,917)	76,952	-	-	(140,675)	(375,614)
Remeasurements	133,326	731,827	(56,557)	(12,195)	(4,134)	(15,180)	72,635	704,452
Total Amounts Recognized	(44,638)	(75,206)	(315,282)	(220,808)	(12,570)	(8,436)	(372,490)	(304,450)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	187

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2015	12/31/2014
Discount rate (1)	11.28% a.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	7.12 % p.a.	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2015 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

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- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 12/31/2015 and 12/31/2014 the allocation of plan assets and the allocation target for 2016, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2015	12/31/2014	12/31/2015	12/31/2014	2016 Target
Fixed income securities	12,368,880	12,249,770	90.73%	91.16%	53% to 100%
Variable income securities	536,846	641,518	3.94%	4.77%	0% to 20%
Structured investments	27,311	22,119	0.20%	0.17%	0% to 10%
Real estate	633,001	487,730	4.64%	3.63%	0% to 7%
Loans to participants	67,363	36,620	0.49%	0.27%	0% to 5%
Total	13,633,401	13,437,757	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 451,578 (R$ 554,278 at 12/31/2014), and real estate rented to Group companies, with a fair value of R$ 605,812 (R$ 454,738 at 12/31/2014).

Fair value - the fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2015	12/31/2014
1 - Net assets of the plans	13,633,401	13,437,757
2 - Actuarial liabilities	(11,587,180)	(11,694,678)
3- Surplus (1-2)	2,046,221	1,743,079
4- Asset restriction (*)	(2,133,856)	(1,847,316)
5 - Net amount recognized in the balance sheet (3-4)	(87,635)	(104,237)
Amount recognized in Assets (Note 13a)	223,805	242,267
Amount recognized in Liabilities (Note 13c)	(311,440)	(346,504)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

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V- Changes in the net amount recognized in the balance sheet:

	12/31/2015
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(68,063)	(68,063)	-	(68,063)
Net interest (1)	1,334,430	(1,151,988)	182,442	(188,713)	(6,271)
Benefits paid	(907,650)	907,650	-	-	-
Contributions of sponsor	60,368	-	60,368	-	60,368
Contributions of participants	14,758	-	14,758	-	14,758
Effects on asset ceiling	-	-	-	(102,758)	(102,758)
Remeasurements (2) (3)	(306,262)	419,899	113,637	4,931	118,568
Value at end of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)

	12/31/2014
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(74,242)	(74,242)	-	(74,242)
Net interest (1)	1,177,598	(1,086,631)	90,967	(123,560)	(32,593)
Benefits paid	(780,237)	780,237	-	-	-
Contributions of sponsor	80,757	-	80,757	-	80,757
Contributions of participants	15,014	-	15,014	-	15,014
Effects on asset ceiling	-	-	-	(452,566)	(452,566)
Remeasurements (2) (3)	432,555	262,811	695,366	21,447	716,813
Value at end of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2014 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,028,168 (R$ 1,610,153) at 12/31/2014).

During the period, contributions made totaled R$ 60,368 (R$ 80,757 from 01/01 to 12/31/2014). The contribution rate increases based on the beneficiary’s salary.

In 2016, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 54,871.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2016	949,161
2017	976,687
2018	1,008,715
2019	1,041,954
2020	1,083,423
2021 to 2025	5,935,349

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
	of the plans		Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	566,363	4.92%	(280,500)
- Increase by 0.5%	(519,825)	(4.51%)	201,040

(*) Net of effects of asset ceiling.

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d) Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2015			12/31/2014
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	2,438,272	(223,616)	2,214,656	2,361,025	(274,533)	2,086,492
Net interest	239,251	(20,448)	218,803	222,657	(26,627)	196,030
Contribution (Note 19)	(380,216)	-	(380,216)	(132,623)	-	(132,623)
Effects on asset ceiling	-	(37,917)	(37,917)	-	76,952	76,952
Remeasurements	(68,710)	12,153	(56,557)	(12,787)	592	(12,195)
Amount - end of the period (Note 13a)	2,228,597	(269,828)	1,958,769	2,438,272	(223,616)	2,214,656

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2015	12/31/2014
At the beginning of the period	(170,593)	(146,818)
Cost of interest	(16,990)	(14,284)
Benefits paid	12,906	8,902
Remeasurements	(4,134)	(18,393)
At the end of the period (Note 13c)	(178,811)	(170,593)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2016	11,839
2017	12,724
2018	13,599
2019	14,500
2020	15,377
2021 to 2025	91,514

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,568	(3,034)
Present value of obligation	Asset valuation adjustment	20,077	(16,977)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	192

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Current assets and long term receivables
Cash and cash equivalents	4,323,580	3,771,485	6,757,049	4,245,994	813,424	818,689	27,854,590	382,972	1,902,778	736,810	11,483,679	8,942,153
Interbank investments	48,650,798	21,233,647	4,945,746	3,031,288	8,146,099	3,572,909	21,546,862	18,131,543	39,142	267,170	25,130,763	15,373,441
Securities	79,151,513	46,543,642	7,279,972	5,976,035	5,118,244	3,659,780	17,666,759	13,815,816	324,525	28,573	108,805,103	69,099,328
Loan, lease and other credit operations	112,478,472	91,335,395	55,628,888	40,784,779	18,315,220	12,077,880	456,874	122,706	1,640	968	186,763,687	144,241,879
Foreign exchange portfolio	64,427,572	34,499,152	1,451,778	783,352	3,953,919	3,038,607	-	5,783	-	-	69,672,903	37,963,922
Other assets	6,263,446	5,149,097	9,174,515	6,007,878	1,127,605	413,293	280,145	1,855,621	159,006	5,983,691	16,789,104	18,952,537
Permanent assets
Investments	115	-	9,113	7,012	18,612	8,106	239,689	165,693	864,900	580,688	28,157	15,334
Fixed and intangible assets	21,705	17,650	1,002,283	791,728	151,580	146,014	-	154	23,466	17,579	1,199,035	973,124
Total	315,317,201	202,550,068	86,249,344	61,628,066	37,644,703	23,735,278	68,044,919	34,480,288	3,315,457	7,615,479	419,872,431	295,561,718
Liabilities
Current and long term liabilities
Deposits	96,036,125	68,412,757	52,289,632	39,063,854	17,022,817	8,916,120	18,916,307	991,485	-	629,980	113,041,018	100,927,458
Demand deposits	48,983,770	12,979,539	15,394,327	10,903,996	10,800,653	6,810,015	21,220	935,614	-	629,980	45,010,975	31,241,469
Savings deposits	-	-	10,480,863	7,355,315	-	-	-	-	-	-	10,480,863	7,355,315
Interbank deposits	32,022,335	33,224,674	68,712	93,124	3,707,792	1,367,478	18,895,087	55,871	-	-	14,100,657	19,272,151
Time deposits	15,030,020	22,208,544	26,345,730	20,711,419	2,514,372	738,627	-	-	-	-	43,448,523	43,058,523
Deposits received under securities repurchase agreements	23,986,753	16,923,394	382,453	430,504	-	-	17,022,521	12,156,697	-	1,097,268	23,787,112	15,343,261
Funds from acceptance and issuance of securities	6,015,097	1,582,027	8,056,688	4,441,480	8,382,928	6,407,293	321,638	1,547,210	-	-	22,776,350	13,953,807
Borrowing	57,906,787	36,329,668	4,477,648	3,217,156	1,272,611	645,101	-	9,969	-	-	63,657,045	40,201,894
Derivative financial instruments	8,946,358	4,414,944	1,850,200	1,193,684	2,115,848	1,212,659	11,899	532,816	-	-	12,612,457	6,930,661
Foreign exchange portfolio	64,462,300	35,089,207	1,460,470	780,975	3,950,047	2,991,722	-	6,120	-	-	69,712,451	38,505,052
Other liabilities	37,337,889	24,702,689	6,615,124	4,324,436	728,634	791,686	2,141,679	2,155,906	163,461	3,594,641	46,692,560	35,030,020
Deferred income	210,772	208,736	5,996	3,068	79,206	52,782	-	-	-	1,526	295,974	266,112
Non-controlling interests	-	-	406	282	-	1	-	1,048,455	-	-	406	1,048,738
Stockholders’ equity
Capital and reserves	21,313,724	13,746,074	9,864,199	7,215,200	3,674,001	2,392,006	29,063,904	15,991,400	3,285,805	2,367,296	66,181,866	41,030,179
Net income for the period	(898,604)	1,140,572	1,246,528	957,427	418,611	325,908	566,971	40,230	(133,809)	(75,232)	1,115,192	2,324,536
Total	315,317,201	202,550,068	86,249,344	61,628,066	37,644,703	23,735,278	68,044,919	34,480,288	3,315,457	7,615,479	419,872,431	295,561,718
Statement of Income
Income related to financial operations	4,525,565	4,761,559	6,462,143	4,587,736	909,312	637,904	502,530	282,234	3,509	(7,658)	12,013,578	9,842,775
Expenses related to financial operations	(4,063,305)	(2,839,374)	(2,379,628)	(1,995,578)	(240,434)	(163,904)	258,818	(102,994)	(4,689)	(5,366)	(6,078,674)	(4,754,265)
Result of loan losses	(966,141)	(642,207)	(435,335)	(368,154)	7,582	(990)	(45,564)	-	(268)	(340)	(1,439,727)	(1,011,690)
Gross income related to financial operations	(503,881)	1,279,978	3,647,180	2,224,004	676,460	473,010	715,784	179,240	(1,448)	(13,364)	4,495,177	4,076,820
Other operating revenues (expenses)	(395,343)	(137,863)	(1,379,135)	(1,014,966)	(180,672)	(110,740)	(148,814)	(139,010)	(123,067)	(63,767)	(2,269,145)	(1,462,294)
Operating income	(899,224)	1,142,115	2,268,045	1,209,038	495,788	362,270	566,970	40,230	(124,515)	(77,131)	2,226,032	2,614,526
Non-operating income	(120)	-	11,374	13,269	(558)	(122)	-	-	3,630	2,857	10,854	13,459
Income before taxes on income and profit sharing	(899,344)	1,142,115	2,279,419	1,222,307	495,230	362,148	566,970	40,230	(120,885)	(74,274)	2,236,886	2,627,985
Income tax	740	(1,543)	(1,011,588)	(245,434)	(60,600)	(17,515)	1	-	(8,359)	(958)	(1,079,807)	(265,451)
Statutory participation in income	-	-	(21,255)	(19,405)	(16,019)	(18,725)	-	-	(4,565)	-	(41,839)	(38,130)
Non-controlling interests	-	-	(48)	(41)	-	-	-	-	-	-	(48)	132
Net income (loss)	(898,604)	1,140,572	1,246,528	957,427	418,611	325,908	566,971	40,230	(133,809)	(75,232)	1,115,192	2,324,536
(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo and Nassau Branch, ITAÚ UNIBANCO HOLDING S.A - Agência Grand Cayman.

(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay,Itaú BBA México S.A (new company name of Tarjetas Unisoluciones S. A. de Capital Variable), Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (Note 2c), MCC Securities INC. (Note 2c), MCC Corredora de Bolsa (Note 2c), Itaú BBA Colômbia and Itau BBA Mexico Casa de Bolsa S.A. de CV; only at 12/31/2014 , Oca Casa Financeira S.A. and Itaú BBA SAS.

(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A, Banco Itaú International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itau BBA International plc.

(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú Cayman Directors Ltd., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; only at 12/31/2014, UBT Finance S.A. and Fundo ETF IPSA.

(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited, Itaú Singapore Securities Pte. Ltd.

(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	193

Note 21 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;

•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through panels, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), BACEN Circular No. 3547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its internal capital adequacy assessment process (ICAAP), adopting a prospective attitude in the management of its capital. The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks, establishing the need for additional capital for material risks and in-house methodologies to quantify capital, to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the stress test and tool for the internal capital adequacy assessment.

The result of the last ICAAP – conducted with the base date December 2014 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s organizational structure of risk management is in conformity with regulations in force in Brazil and abroad and in line with the best market practices. The market, credit, liquidity, operational and underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau.com.br/relacoes-com-investidores, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	194

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper committees.

Daily risk reports, used by the business and control areas, are issued to the top management. Additionally, risk control and management process is submitted to periodic reviews.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	195

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing.

The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	196

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At 12/31/2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 204.0 million (R$ 193.1 million at 12/31/2014).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	197

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	198

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/relacoes-com-investidores in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	199

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to the physical non-concentration of their assets, have a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	12/31/2015	12/31/2014
Permanent foreign investments	67,297,058	43,354,715
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(110,506,272)	(70,332,835)
Net foreign exchange position	(43,209,214)	(26,978,120)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Investment funds	570,013,716	479,738,249	570,013,716	479,738,249	2,227	2,233
Fixed income	536,825,667	445,180,059	536,825,667	445,180,059	1,866	1,850
Shares	33,188,049	34,558,190	33,188,049	34,558,190	361	383
Managed portfolios	267,929,761	271,594,436	195,088,151	188,777,838	16,255	15,275
Customers	147,717,083	137,805,777	110,020,237	90,974,991	16,191	15,208
Itaú Group	120,212,678	133,788,659	85,067,914	97,802,847	64	67
Total	837,943,477	751,332,685	765,101,867	668,516,087	18,482	17,508

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) Consortia funds

	12/31/2015	12/31/2014
Monthly estimate of installments receivable from participants	162,058	144,701
Group liabilities by installments	11,796,178	10,918,672
Participants – assets to be delivered	10,365,397	9,922,420
Funds available for participants	1,545,852	1,235,265
(In units)
Number of managed groups	761	834
Number of current participants	414,950	401,653
Number of assets to be delivered to participants	182,996	205,414

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	200

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 12/31/2015 and 12/31/2014 the consolidated companies made no donations, and the Foundation’s social net assets totaled R$ 2,384,928 (R$ 2,934,150 at 12/31/2014). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated an amount of R$ 83,000 (R$ 77,500 from 01/01 to 12/31/2014).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objectives are (i) the fostering of culture in general; and (ii) providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. During the period from 01/01 to 12/31/2015, the consolidated companies have made donations to Associação Itaú Viver Mais amounting to R$ 1,435 (R$ 800 from 01/01 to 12/31/2014).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sporting activities, and promote recreation, aiming at the welfare of its members, in the manner and based on the conditions established by its Internal Rules, and using the funds available.

k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to	01/01 to
	12/31/2015	12/31/2014
Increase in the social contribution tax rate (Note 14b IV)	3,988,253	-
Complementary allowance for loan losses (*)	(2,793,110)	(667,800)
Provision for contingencies – Tax and social security (Notes 12b and 15a I)	(559,748)	-
Change in the Accounting Treatment of Financial Lease (Note 4i)	(519,999)	-
Social security fund (Note 19)	(129,946)	-
Goodwill on acquisition (Note 15b II)	(162,184)	(176,985)
Civil Lawsuits - Economic Plans	(136,644)	(125,918)
Realization of assets and Impairment	(50,136)	(8,546)
Program for Cash or Installment Payment of Taxes (Notes 12e and 12f)	36,823	(25,294)
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	-	(59,515)
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	-	61,635
Increase in the rate - Porto Seguro S.A.	16,974	-
Allowance for loan losses - Credicard	-	(36,713)
Gain from disposal of major risk insurance operations (Note 2c)	-	736,017
Improvement of the labor claim provision model (Note 12)	-	(74,041)
Others	(162,938)	-
Total	(472,655)	(377,160)

(*) Recognition of a provision supplementary to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2015	201

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Subsequent events

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) wich will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

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Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at December 31, 2015and the statements of income, changes in equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2015 and the consolidated statements of income and cash flows for the year and six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2015, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the year and six-month period ended December 31, 2015, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 1st, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND HALF OF 2015

The Audit Committee of Itaú Unibanco S.A.

According to its Charter (available on the website www.itau.com.br/investor-relations), the Audit Committee (Committee) is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for compliance with legal and regulatory requirements, for the activities, independence and the quality of the services rendered by the independent auditor and by the Internal Audit, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The Committee serves as the sole vehicle for all the institutions in the Conglomerate, including insurance, private pension and capitalization companies, where the appointment of an Audit Committee is required.

The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiaries and affiliated companies and for establishing the procedures necessary to ensure the quality of the processes that generate the information used to prepare the financial statements and financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for certifying that they fairly represent, in all material respects, the financial position of the Conglomerate, in conformity with accounting practices adopted in Brazil arising from Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in accordance with International Financial Reporting Standards (IFRS). The same independent auditors should also issue, annually, an opinion on the quality and effectiveness of internal controls related to financial reports (section 404 of the Sarbanes Oxley (SOX) Act.

Activities of the Committee

The Committee met 26 days in the period from August 1, 2015 to January 27, 2016, resulting in a total of 84 meetings. Members of the Committee visited foreign units, attended the public meeting of APIMEC (Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais), held in the capital city of São Paulo, on the discussion of strategies and results as of June 30, 2015, and participated as observers in the meetings of the Senior Ethics Commission, the Accounting Standards and Policies Commission as well as in those of the Audit Committee of Itaú BBA International plc.

As part of its activities, the Committee took knowledge of the results of inspections and comments by regulators and monitors the resulting management action plans, preparing reports for the Board of Directors summarizing the actions taken, the required level of attention and a opinion on the adequacy of those actions taken. Additionally, the Committee holds meetings with the supervisors of the Banco Central do Brasil/Desup and the Banco Central do Brasil/Decon.

Risk Management and Internal Control System

In the second half of 2015, during meetings with officers responsible for the Risk Management and Control and Finance Area, the Committee assessed aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market, underwriting, and operational risks. The Committee also monitored the evolution of the Conglomerate’s internal controls system, through meetings with the officers in charge of the Internal Control, Compliance and Operational Risk Area and through engagements carried out by the Internal Audit.

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As part of its responsibilities, the Committee monitors several matters through meetings with the respective officers, highlighting the risks and related controls associated with: (i) technology and information security; (ii) cyber security; (iii) foreign units, particularly those related to the integration of Banco Itaú Chile with CorpBanca; (iv) money laundering prevention; (v) contingencies – mainly those involving higher risk and amount; (vi) allowance for loan losses with corporations; (vii) monitoring of portfolio risks; (viii) credit processes, which include credit granting models and credit maintenance, and (ix) debt restructuring transactions.

Based on the information brought to its attention, the Committee acknowledges the constant improvement of the existing internal controls and risk management systems.

Compliance with Legislation, Regulatory Requirements and Internal Policies and Procedures

The Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be followed in accordance with corporate guidelines. Based on the assessment conducted by the Internal Control, Compliance and Operational Risk Office, on the work performed by Internal Audit and on the reports prepared by external auditors, the Audit Committee concludes that no deficiencies were identified about compliance with legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to widely discuss the results of their work and relevant accounting matters, thus enabling the members of the Committee to form a well-supported opinion as to the integrity of the financial accounting statements and financial reports, assessing as fully satisfactory the volume and quality of information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements.

Contracting of services to be provided by independent auditors require prior approval by the Committee which assesses the risks of loss of independence and conflicts of interest. The Committee did not identify situations that could affect the objectivity and independence of the external auditors. The Committee is monitoring compliance with independence requirements in the process of appointment of the new Chief Audit Executive.

Internal Audit

The Committee approves the annual work plan of Internal Audit and monitors its execution on a quarterly basis, making itself aware of work performed that was not originally planned and opines on the cancellation of originally planned work.

The Committee evaluates positively the coverage and quality of the work performed by internal audit. The results, presented monthly during the Committee’s meetings, did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Insurance, pensions and capitalization companies

As required by Conselho Nacional de Seguros Privados regulations, the Committee monitored companies supervised by the Superintendência de Seguros Privados (Itaú Seguros S.A., Itaú BMG Seguradora S.A., Itaú Vida e Previdência S.A. and Cia Itaú de Capitalização), and the activities described in this Summary include the matters relevant to these companies. During the period, the Committee monitored management actions with respect to regulatory matters, including the progress of the process to adapt the policies, processes and controls of Itaú BMG Seguradora S.A. to those of the Conglomerate.

Consolidated Financial Statements

The Committee analyzed the procedures involved in the preparation of individual and consolidated financial statements, explanatory footnotes and financial reports published with the consolidated financial statements. Those matters were discussed with PricewaterhouseCoopers and with executives of the organization. The Committee also examined the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate for the preparation of the financial statements, which are in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Banco Central do Brasil and the entities under the supervision of the Superintendência de Seguros Privados. The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB).

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Recommendations

The Committee held quarterly meetings with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco, and in those meetings, the Committee had the opportunity to present recommendations over different matters related to its activities, and also holds biannual meetings with the Board of Directors of Itaú Unibanco Holding S.A. for reporting its activities and recommendations.

Conclusion

The Committee, having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on December 31, 2015.

São Paulo, February 1, 2016.

The Audit Committee

Geraldo Travaglia Filho – President

Antônio Francisco de Lima Neto

Diego Fresco Gutierrez

Luiz Alberto Fiore

Maria Helena dos Santos Fernandes de Santana

Sergio Darcy da Silva Alves

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2015 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 1, 2016.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD OF FEBRUARY 1, 2016

DATE, TIME AND PLACE: On February 1, 2016 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The majority of the members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the account statements for the fiscal year 2015, the management discussion and analysis report for the operation, as well as the report of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in clauses V e VI, Article 25 of Instruction 480/09 of the Brazilian Securities and Exchange Commission, the Executive Board decided unanimously:

a)            to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)            to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis for the operation with respect to the fiscal year ending December 31, 2015.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 1, 2016. (signed) Roberto Egydio Setubal – Chief Executive Officer; Candido Botelho Bracher, Márcio de Andrade Schettini and Marco Ambrogio Crespi Bonomi – General Director; Claudia Politanski and Eduardo Mazzilli de Vassímon – Executive Vice Presidents; Alexsandro Broedel Lopes and Leila Cristiane Barbosa Braga de Melo – Executive Officers; Adriano Cabral Volpini, Álvaro Felipe Rizzi Rodrigues, Cláudio José Coutinho Arromatte, José Virgilio Vita Neto, Marcelo Kopel, Matias Granata, Rodrigo Luís Rosa Couto e Wagner Bettini Sanches – Officers.

MARCELO KOPEL

Investor Relations Officer

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